Annual Report & Accounts 2005



Bradford & Bingley

CONTENTS

Bradford & Bingley's key priorities

Grow our specialist lending business

Drive improvements in retail across all channels

HIGHLIGHTS

Underlying profit before tax
£m



05
310.1
280.4

UNDERLYING PROFIT BEFORE TAX

£310.1m +11%

2004 — £280.4m

Profit before tax and loss on sale of discontinued operations
£m



05
263.5
231.9

PROFIT BEFORE TAX AND LOSS ON SALE OF DISCONTINUED OPERATIONS

£263.5m +14%

2004 — £231.9m

Underlying earnings per share
pence



05
35.4
32.4

UNDERLYING EARNINGS PER SHARE

35.4p +9%

2004 — 32.4p

Earnings per share
pence



05
30.1
32.4

EARNINGS PER SHARE

30.1p +25.5p

2004 — 4.6p

Full year dividend
pence



05
18.3
17.1

FULL YEAR DIVIDEND

18.3p +7%

2004 — 17.1p

Underlying profit excludes restructuring and compensation costs.
An analysis of underlying profit and earnings per share is included in the Finance Director's review on page 12.
2001-3 numbers on UK GAAP basis. 2004-5 numbers on IFRS basis.

We have a clear strategy and an appropriate structure to drive the business forward in our two main business segments, Lending and Retail.


B2L
mortgage express
GETTING MORE FROM BUY-TO-LET
B2L
mortgage express
GETTING MORE FROM BUY-TO-LET
BUY-TO-LET BONANZA?
SUMMER 2005
WINTER 2005
WIN A LUXURY BREAK FOR TWO IN CANNES
WIN A HOLIDAY IN TURKEY WITH OUR CHRISTMAS QUIZ

Lending

Bradford & Bingley's Lending business develops and manufactures a range of specialist lending products secured on UK residential property. The Group also provides loans secured on commercial property and makes loans to housing associations. We do not participate in the unsecured consumer lending markets.

MORTGAGE EXPRESS

ESTABLISHED | 1986

Bradford & Bingley's specialist mortgage products are sold under the Mortgage Express brand, mostly through third party intermediaries. These products cover niche areas of the mortgage market which are attractive because higher returns are available when compared to those in the mainstream market. In order to generate these returns, Bradford & Bingley has developed a deep understanding of those niche lending markets and strong specialist skills in product development, underwriting, operations, arrears and collections.

BUY-TO-LET

MARKET SHARE | 20%

Mortgage Express was a pioneer of buy-to-let products in the mid 1990s. Bradford & Bingley provides loans to landlords and residential property investors using our extensive underwriting experience in this specialist market. We are currently one of the leading buy-to-let providers in the UK with balances of £15.1bn.

SELF-CERT

TOTAL BALANCES | £4.7bn

These loans are for individuals who have complex income streams such as the self-employed and those with multiple jobs. Bradford & Bingley is a major player in this market. We use credit scoring techniques and manually underwrite loans to minimise credit risk.

LIFETIME

POSITION IN MARKET | 3rd

Lifetime loans enable customers over 60 years old to gradually release the equity they have built up in their main residence as an income stream. Bradford & Bingley has been one of the pioneers of this product in the last two years and is one of the top three lenders in this fast-growing segment of the market.

STANDARD MORTGAGES

TOTAL BALANCES | £5.8bn

Bradford & Bingley has a portfolio of traditional residential mortgages, mainly originated through the branches prior to conversion to plc status at the end of 2000.

COMMERCIAL PROPERTY FINANCE

TOTAL BALANCES | £2.7bn

This division predominantly provides loans to investors in income producing commercial real estate in the UK. These loans are, for the most part, secured on retail, office or industrial property. The division also has a small business making loans to developers of pre-sold or pre-let commercial property, and residential development schemes.

HOUSING ASSOCIATION LENDING

TOTAL BALANCES | £2.3bn

Bradford & Bingley provides funding to housing associations throughout the UK. Housing associations are non-profit organisations that provide affordable rented homes for people unable to satisfy their housing needs in the open market. Funding for development of new stock or refurbishment of existing properties is partially funded by a grant payment from the Housing Corporation but housing associations must raise the remainder from private sources.

20 March 2006

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Mortgages Trustee Limited, Aire Valley Funding 1 Limited and Aire Valley Mortgages 2004 -1 plc, Aire Valley Mortgages 2005 - 1 Plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**March 2006**	**December 2005**
Outstanding current balance of mortgages	£7,211,446,224	£7,610,479,679
Number of mortgages	60,680	64,211
Average loan balance	£118,845	£118,523
Weighted average current LTV	77.35%	77.46%
Arrears:		
1 month +	2.38%	2.14%
3 months +	1.28%	1.05%
12 months +	0.07%	0.04%
Repossessions	0.11%	0.05%

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Bradford & Bingley plc

Annual Report & Accounts and Annual General Meeting documentation

Two copies of the Annual Report and Accounts 2005, Notice of Annual General Meeting and Form of Proxy posted to shareholders in connection with the Annual General Meeting of Bradford & Bingley plc to be held on 25 April 2006, were forwarded to the UK Listing Authority today. These documents will be available to the public for inspection at the Document Viewing Facility.

End
20 March 2006

Bradford & Bingley

Shareholder

AGM 2006 Form of Proxy

Before completing this form, please see the explanatory notes overleaf.

PLEASE USE BLACK OR BLUE INK AND MARK AN X IN THE BOXES AS APPROPRIATE. Alternatively, you can vote electronically via the internet or, if you are a CREST system user, by transmitting an appropriate CREST message (see explanatory notes overleaf).

If you wish to appoint someone **other** than the Chairman of the Annual General Meeting (AGM or the Meeting) to act as your proxy, please insert their name below:

[ ]

Your proxy, who need not be a shareholder of Bradford & Bingley plc (the Company), must attend the Meeting in person in order to represent you.

In the case of joint holders only the first named holder need sign. To be valid this Form of Proxy must arrive at the Company's Registrar, Computershare Investor Services PLC, no later than 11.00 a.m. on Sunday 23 April 2006 (or if the Meeting is adjourned, not less than 48 hours before the time for holding the adjourned Meeting). If you are under 18, please ensure that this Form of Proxy is signed by a parent or legal guardian. A prepaid envelope is provided.

I/We, being the holder(s) of ordinary shares of 25 pence each in the capital of Bradford & Bingley plc, hereby appoint the Chairman of the Meeting, unless I/we name another person above, to act as my/our proxy at the AGM of the Company to be held at 11.00 a.m. on Tuesday 25 April 2006 at the Ramada Jarvis Hotel, Bingley and at any adjournment. I/We request such proxy to vote on the resolutions as indicated opposite. In the absence of instructions, the proxy is authorised to vote at his or her discretion on the specified resolutions. The proxy is also authorised to vote on any other business which may properly come before the Meeting.

If you are voting or appointing a proxy by post, you must sign this Form of Proxy in the box below in order for your votes and appointment to be valid.

[ ]

Signature (Please sign in the box above)

[2 0 0 6]

Date (Please enter today's date in the box above)

Resolutions	For	Against	Withheld
1. To receive the Report & Accounts.	☐	☐	☐
2. To approve the Directors' Remuneration Report	☐	☐	☐
3. To declare a final dividend.	☐	☐	☐
4. To re-appoint Stephen Webster as a Director.	☐	☐	☐
5. To re-appoint Robert Dickie as a Director.	☐	☐	☐
6. To re-appoint Chris Gillespie as a Director.	☐	☐	☐
7. To re-appoint Chris Willford as a Director.	☐	☐	☐
8. To re-appoint KPMG Audit Plc as auditor.	☐	☐	☐
9. To authorise the Directors to determine the auditor's remuneration.	☐	☐	☐
10. To renew the Directors' authority to issue shares.	☐	☐	☐
11. To renew the disapplication of pre-emption rights.	☐	☐	☐
12. To authorise the Company to purchase its own shares.	☐	☐	☐
13. To amend the Articles of Association.	☐	☐	☐

No Members of the Remuneration Committee are seeking re-appointment this year.

[redacted]

E136

PIN | SRN

Please detach here and bring to the AGM

Bradford & Bingley

Annual General Meeting 2006 Attendance Slip

[redacted]

The AGM is being held at 11.00 a.m. on Tuesday 25 April 2006 at the Ramada Jarvis Hotel, Bingley. If you wish to attend, please bring this section with you and hand it in on arrival. This will facilitate entrance to the Meeting.

A map of the hotel location and travel details are included within the Notice of Annual General Meeting 2006 booklet.

62878A/9v1 0000353/705/C2U

[redacted]

[redacted]

Explanatory notes

1. Please read the enclosed Notice of Annual General Meeting 2006 booklet for more details on the AGM and the resolutions to be proposed at the AGM. If, after reading these explanatory notes and booklet you have any queries, please call our Shareholder Helpline on 0870 703 0003. Please note that the helpline staff will not be able to advise you whether you should withhold your vote or vote for or against the resolutions to be proposed at the AGM.

2. You may attend the Meeting in person, in which case you do not have to return the Form of Proxy. Alternatively, you may choose to vote by post or electronically via the internet. To vote electronically please access our Registrar's website at www.computershare.com/voting/uk and follow the online instructions using the PIN and Securityholder Reference Number (SRN) quoted on your Form of Proxy.

3. If you are a CREST system user (including CREST personal member) you can appoint one or more proxies or give an instruction to a proxy by having an appropriate CREST message transmitted. To appoint a proxy or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, the CREST message must be received by Computershare (ID number 3RA50) no later than close of business on Friday 21 April 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which Computershare is able to retrieve the message. CREST personal members or other CREST sponsored members should contact their CREST sponsor for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST manual. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4. Please note that the Company takes all reasonable precautions to ensure no viruses are present in any electronic communication it sends out. However, the Company cannot accept responsibility for loss or damage arising from the opening or use of any e-mail or attachments from the Company and recommends that shareholders subject all messages to virus checking procedures prior to use. Any electronic communication received by the Company, including the lodgement of an electronic proxy form, that is found to contain any virus will not be accepted.

5. Whether you are voting by post or electronically, please ensure that your Form of Proxy and, if applicable, any Power of Attorney or other valid authority under which it is signed, or your electronic instruction, reaches the Company's Registrar, Computershare Investor Services PLC, no later than 11.00 a.m. on Sunday 23 April 2006 (or, if the Meeting is adjourned, not less than 48 hours before the time for holding the adjourned Meeting). A prepaid envelope is provided for postal voting.

6. **If you are voting by post, you must sign the voting form in order for your votes to be valid.** If you are a joint account holder, only the first named holder need sign. In the case of a corporation, this Form of Proxy must be given under its Common Seal (if any), or be signed on its behalf by an officer or attorney of the corporation or other person or agent duly authorised to sign it. The person signing should state the capacity in which they are signing. In the case of an individual this Form of Proxy must be signed by the shareholder or their attorney.

7. This Form of Proxy is issued only to the addressee(s) and is specific to the class of security and the unique designated account printed hereon. This personalised Form of Proxy is not transferable between (i) account holders; (ii) classes of security; or (iii) uniquely designated accounts. Bradford & Bingley plc and Computershare Investor Services PLC accept no liability for any instruction that does not comply with these conditions.

8. Only those persons entered on the register of members of the Company at 6.00 p.m. on the date which is two days prior to the Meeting or any adjournment of it shall be entitled to attend and vote at the Meeting or adjourned Meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of persons to attend or vote (and the number of votes they may cast) at the Meeting or any adjourned Meeting. Such a shareholder is entitled to appoint one or more proxies to attend and, on a poll, vote instead of the shareholder. A proxy need not be a shareholder of the Company. Appointing a proxy will not prevent members from attending and voting at the AGM if they later decide to do so.

9. The 'Withheld' option on the voting form is provided to enable you to abstain on any particular resolution. However, it should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution.

10. If you do not indicate your voting intention, the proxy is authorised to vote (or abstain from voting) at his or her discretion on the specified resolutions. The proxy is also authorised to vote (or abstain from voting) on any other business which may properly come before the Meeting.

11. The results of the postal and electronic votes will be made available to shareholders at the Meeting and following the Meeting on the Company website at www.bbg.co.uk

12. If you have more than one holding of the Company's shares you may be able to amalgamate these free of charge by writing separately to the Company's Registrar, Computershare Investor Services PLC, quoting the SRN for each holding. This may reduce the number of mailings you receive as a holder of the Company's shares. Please note that the name (designation, if any) and address must be the same for all the holdings that you wish to amalgamate and you should indicate which SRN you wish to retain.



Notice of Annual General Meeting

This document is important and requires your immediate attention.

If you are in any doubt about the action to be taken you should consult an independent adviser immediately.

If you have sold or otherwise transferred all of your shareholding in Bradford & Bingley plc, please pass this document and the accompanying voting form to the purchaser or transferee, or to the stockbroker, bank or other person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Bradford & Bingley

Shareholder helpline **0870 703 0003**

March 2006

Dear Shareholder

Annual General Meeting 2006

I am pleased to send you details about the Annual General Meeting ('AGM') of Bradford & Bingley plc (the 'Company') to be held at 11.00 a.m. on Tuesday 25 April 2006 at the **Ramada Jarvis Bradford/Bingley Hotel, Bradford Road, Bingley. Please note that this is a change of venue for our AGM.**

The formal notice of our AGM starts on page 2 of this document and there is information relating to the business of the AGM on page 1. Included in the Ordinary Business of the AGM will be Resolutions 10 and 11 which seek to renew the Directors' authority to allot up to 200 million shares and to disapply the statutory pre-emption rights over shares equivalent to 5% in number of the shares currently in issue, without further shareholder consent. These authorities were previously approved by shareholders at the AGM in 2005. Resolution 12, which has been proposed and approved by shareholders for each of the last five years, would allow the Board to buy back shares equivalent to 10% in number of the shares currently in issue, without further shareholder consent. The Directors are also proposing one item of Special Business. Resolution 13 will amend the Articles of Association so that the Company can indemnify Directors against liability to third parties. The Directors consider that the passing of all resolutions is in the best interests of the Company and its shareholders. Accordingly, they recommend that you vote in favour of all the resolutions, as they intend to do in respect of their own beneficial holdings.

Whether you have a share certificate (or CREST account) for your ordinary shares in the Company or hold your shares through the Bradford & Bingley Nominee Account (which means that you do not have a share certificate), you are entitled to come to the AGM and vote on the resolutions.

You can vote electronically or by using the enclosed personalised voting form. If you are voting by post, please complete the form and return it to the Company's Registrar in the prepaid envelope to arrive no later than the date indicated on the voting form. If you choose to vote electronically, you must do so by the date indicated on your voting form by accessing the Registrar's website at www.computershare.com/voting/uk and use the unique PIN and your Securityholder Reference Number ('SRN') printed on your voting form. If you would like to receive communications such as the Notice of Meeting and Annual Report & Accounts electronically in the future you can register for this service at the same time as you vote online, or by lodging your email address via the www.bbg.co.uk website.

Details of votes lodged by post or via the internet will be given at the AGM after each vote is taken. These details will also be published on the www.bbg.co.uk website.

The separate Annual Review & Summary Financial Statement 2005 and the Annual Report & Accounts 2005 give information about the Group's progress during the year and the recommended final dividend for 2005.

Yours sincerely

Rod Kent
Chairman

Bradford & Bingley plc Registered Office: PO Box 88, Croft Road, Crossflatts, Bingley, West Yorkshire BD16 2UA Registered in England No. 3938288
Authorised and regulated by the Financial Services Authority ('FSA'). The FSA does not regulate credit cards, non-regulated mortgage contracts, unsecured personal loans or savings.
Visit our website: www.bbg.co.uk

Annual General Meeting 2006

Explanatory Notes

The AGM will cover twelve items of Ordinary Business (Resolutions 1 - 12) and one item of Special Business (Resolution 13). The formal notice of our AGM starts on page 2 of this document.

Ordinary Business

Resolutions to receive the Annual Report & Accounts, approve the Directors' Remuneration Report, approve the final dividend, re-appoint Directors and to re-appoint as well as to determine the remuneration of the auditor will be proposed as ordinary resolutions. To pass these resolutions more than 50% of the votes cast on each resolution must be in favour. Other items of Ordinary Business are detailed below. Resolution 10 will be proposed as an ordinary resolution and resolutions 11 and 12 will be proposed as special resolutions. To pass special resolutions not less than 75% of the votes cast on the resolution must be in favour.

Resolution 10 - Authority to allot shares

The aim of Resolution 10 is to renew the Directors' authority to issue shares for five years from the date of the AGM up to an aggregate nominal value of £50,000,000 which represents 31.5% of the total ordinary share capital in issue as at 15 February 2006. At present the Directors have no specific plans to issue shares, other than in respect of employee share plans, but the authority will enable them to act at short notice without the need to hold an extraordinary general meeting. As at 28 February 2006 the Company holds no shares in treasury.

Resolution 11 - Disapplication of pre-emption rights

If Directors wish to issue shares they have to abide by the statutory pre-emption right in the Companies Act 1985 (the 'Act'). This means that Directors have to offer any shares they want to issue to existing shareholders first. Because this would introduce practical difficulties where the number of shares to be issued was small (for example in the case of shares issued to a member of staff relating to an employee share scheme or shares to be issued as part of the consideration to buy a small company) the Act allows the statutory pre-emption right to be disapplied in limited circumstances. Resolution 11 is seeking to give the Directors authority to disapply the statutory pre-emption where, inter alia, the share issue relates to a "rights" issue (in which case all shareholders would be made an offer to participate anyway) or where allotment is limited to shares having a maximum aggregate nominal value of £7,930,000 which is equivalent to 5% of the Company's issued ordinary share capital as at 15 February 2006. Under the rules of the UK Listing Authority, this approval may remain in force so long as the general authority to issue shares (Resolution 10) remains in force and, subject to shareholder approval, this could be five years. However, the intention is that Resolutions 10 and 11 will be renewed each year.

Resolution 12 - Approval of market purchases of ordinary shares

The Act permits a company to purchase its own shares provided that the purchase has been authorised by the company at general meetings. It is common practice for listed companies to seek such authority and the Directors are proposing Resolution 12 as they consider that it is prudent to seek a renewal of the authority given by shareholders at the AGM in 2005.

Resolution 12, if passed, would give the Company the authority to purchase its own issued Ordinary Shares at a price of not less than 25 pence per share and not more than 5% above the average of the middle market quotations of the Company's shares as shown in the London Stock Exchange Daily Official List for the five business days before the purchase is made. The authority is for the purchase of a maximum number of 63,400,000 shares, being approximately 10% of the Company's issued share capital as at 15 February 2006, and will expire at the conclusion of the next AGM of the Company or 18 months from the date of the Resolution, whichever is the earlier.

The total number of employee share options to subscribe for Ordinary Shares outstanding as at 15 February 2006 was 7.4 million, representing approximately 1.16% of the issued share capital of the Company at that date. If the authority to buy back shares under this resolution was exercised in full, the total number of options to subscribe for Ordinary Shares outstanding as at 15 February 2006 would represent approximately 1.29% of the issued share capital. The obligations of the Company in respect of Ordinary Shares issuable under employee share options outstanding are partly hedged by the Company's employee share ownership trusts, details of which can be found in the Annual Report & Accounts 2005.

The Directors have no current plans to purchase shares and would only propose to exercise their authority to make purchases where the expected effect of the purchase would be to increase earnings per share of the remaining Ordinary Shares in the capital of the Company and, having reviewed the overall financial position of the Company, such purchases were considered to be in the best interests of the Company. Any Ordinary Shares purchased under this authority can be either treated as cancelled, and the number of Ordinary Shares in issue reduced accordingly, or held as treasury shares. The treasury share regulations allow listed companies, with authorisation from shareholders, to buy and then hold their own shares in treasury instead of cancelling them immediately. Shares purchased under this authority can in the future be cancelled, re-sold or used to provide shares for employee share schemes. The Directors intend at the current time that any Ordinary Shares purchased under this authority will be treated as cancelled. The Directors also presently intend that a resolution to renew this authority will be proposed at the AGM in 2007.

Special Business

Resolution 13 - Change to the Articles of Association

The Companies (Audit, Investigations and Community Enterprise) Act 2004 ("C(AICE)A") inserts new Sections 309A-C and Section 337A into the Companies Act 1985 and amends Section 310. These provisions broadly allow a company to indemnify its directors against liability to third parties arising in connection with any negligence, default, breach of duty or breach of trust by the directors in relation to the company. Such an indemnity may not, however, indemnify a director against liability to the company or any associated company. Neither may the company provide an indemnity against any liability incurred by a director in defending criminal proceedings in which he is convicted, nor against any liability to pay a fine imposed in criminal proceedings or by a regulatory authority, nor against any liability incurred by a director in defending civil proceedings brought by the company (or an associated company) in which judgement is given against the director. The C(AICE)A also allows a company to fund a director's defence costs as they are incurred in both civil and criminal proceedings, through the granting of a loan to a director. The loan must be repaid by the director however if he is convicted in the proceedings or judgement is given against him. Previously, companies have only been able to fund a director's defence costs once final judgement in the director's favour has been reached.

Directors are increasingly being added as defendants in legal actions against companies and litigation is often very lengthy and expensive. The Board believes that the provision of appropriate indemnities and the funding of directors' defence costs as they are incurred, as permitted by the new legislation, are reasonable protections for the directors, and are important in ensuring that the Company continues to attract and retain the highest calibre of director.

The Board therefore proposes that the Company's Articles of Association are amended to reflect the new statutory provisions. The proposed resolution is a special resolution to delete the existing article and replace it with a new Article 160.

The Meeting

Place and time

Venue: **Ramada Jarvis Bradford/Bingley Hotel, Bradford Road, Bingley, West Yorkshire BD16 1TU. Please note that this is a change of venue from last time.**
Time: 11.00 a.m. Tuesday 25 April 2006

Doors will open at 10.00 a.m. and refreshments will be available before the Meeting starts.

Who may attend?

Holders of Ordinary Shares in the Company or their proxies may attend the Meeting. Also those holding shares in the Bradford & Bingley Nominee Account who have completed their voting form asking to be appointed as Computershare Company Nominees Limited's proxy may attend. Non-shareholders who are accompanying shareholders will be admitted at the discretion of the Company.

Admission

You will be asked to show your attendance slip (enclosed with this pack) and not having it available will delay your admission. On admission you will receive a voting card in exchange for your attendance slip. If you have been appointed as a shareholder's proxy, please make this known to the admission staff.

Security

There will be security checks at the entrance to the venue. We ask you not to bring any cameras, recording equipment or laptop computers and that mobile phones be switched off during the Meeting.

Shareholders with disabilities

There will be an induction loop and sign language interpreter in the auditorium. Access will be available for shareholders who use a wheelchair. Stewards will be available in the room to assist if required.

Asking questions at the Meeting

During the Meeting the Chairman will give shareholders or their proxies the opportunity to ask questions.

Smoking

Smoking will not be permitted at the venue.

Location

How to get there:

If you travel by car:
From the M62, exit at Junction 26 onto the M606.
From the M606, follow the A650 (Keighley, Skipton),
the hotel is located seven miles from the M606 on the A650.

If you travel by public transport:
Local trains from Leeds, Bradford and Skipton stop at Bingley. The 662 bus departs from both Bradford and Keighley, its route taking it through Bingley and past the hotel. The hotel is situated approximately one mile outside Bingley centre and five miles outside Bradford centre.



GUISELEY
BINGLEY
RAMADA JARVIS
SHIPLEY
LEEDS/BRADFORD
A629
A650
B6269
A650
A644
WILSDEN
Bradford
QUEENSBURY
A647

Shareholder Helpline 0870 703 0003
www.bbg.co.uk
Email: enquiries@bbg.co.uk

The paper used for this document comes from sustainable paper sources and is elementally chlorine free.

Bradford & Bingley

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting ('AGM' or the 'Meeting') of Bradford & Bingley plc (the 'Company') will be held at the Ramada Jarvis Bradford/Bingley Hotel, Bradford Road, Bingley, West Yorkshire BD16 1TU, at 11.00 a.m. on Tuesday 25 April 2006.

To consider and, if thought fit, to pass the resolutions set out below, of which Resolutions 1 to 10 will be proposed as ordinary resolutions and Resolutions 11, 12 and 13 will be proposed as special resolutions.

Ordinary Business

1. To receive the Report of the Directors and the Accounts for the year ended 31 December 2005, together with the Report of the Auditor thereon.
2. To approve the Directors' Remuneration Report, as set out in the Annual Report & Accounts 2005, for the year ended 31 December 2005.
3. To declare a final dividend of 12.3 pence per Ordinary Share.
4. To re-appoint Stephen Webster as a Director.
5. To re-appoint Robert Dickie as a Director.
6. To re-appoint Chris Gillespie as a Director.
7. To re-appoint Chris Willford as a Director.
8. To re-appoint KPMG Audit Plc as auditor.
9. To authorise the Directors to determine the auditor's remuneration.
10. THAT the Directors of the Company be and they are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 (the 'Act'), to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the Act) up to an aggregate nominal amount of £50,000,000 provided that this authority shall expire on 24 April 2011, save that the Company may, at any time prior to the expiry of such authority, make offers or agreements which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer or agreement as if this authority had not expired.
11. THAT the Directors be and they are hereby empowered pursuant to Section 95 of the Act to allot equity securities within the meaning of Section 94 of the Act for cash pursuant to the authority conferred by Resolution 10 above or by way of sale of treasury shares for the period to 24 April 2011 as if Section 89(1) of the Act did not apply to such allotment but limiting such power to:
    (a) the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of the holders of ordinary shares of 25 pence each in the Company ('Ordinary Shares') on the register of members at such record date(s) as the Directors may determine where the equity securities respectively attributable to the interests of the ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of Ordinary Shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury share, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of the shares being represented by depositary receipts or any other matter whatever; and
    (b) the allotment (otherwise than pursuant to (a) above) to any person or persons of equity securities up to an aggregate nominal amount of £7,930,000; save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.
12. THAT the Company be generally and unconditionally authorised for the purposes of Section 166 of the Act to make market purchases (within the meaning of Section 163(3) of the Act) of Ordinary Shares provided that:
    (a) the maximum number of Ordinary Shares authorised to be acquired is 63,400,000;
    (b) the minimum price which may be paid for an Ordinary Share is 25 pence;
    (c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that Ordinary Share is contracted to be purchased (exclusive of associated expenses);
    (d) the authority hereby conferred shall expire at the conclusion of the next AGM or 18 months from the date of this Resolution, whichever is the earlier; and
    (e) the Company may make a contract to purchase its Ordinary Shares under this authority before the expiry of the authority, which will or may be completed wholly or partly thereafter, and a purchase of shares may be made in pursuance of any such contract.

Special Business

13. THAT the Articles of Association of the Company shall be amended by the deletion of the existing Article 160 and the insertion of a new Article 160 as set out below:

    "160. Subject to the provisions of the Act, the Company may:
    (a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or
    (b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company.

    For the purposes of this article, "associated company" has the same meaning as in Section 309A of the Act."

By order of the Board

Alan Shankley
Company Secretary
28 February 2006

Notes

None of the Directors seeking re-appointment is a member of the Remuneration Committee. Information about the Directors seeking re-appointment is included on page 3.

Please read the explanatory notes to the Notice of Meeting on page 1 and the notes on the voting form.

Shareholders may attend and vote at the Meeting in person or may alternatively vote by post or electronically. See the details about appointing a proxy or proxies to vote on your behalf on the notes to your voting form. Shareholders wishing to appoint a proxy or proxies using CREST should refer to the notes included on the proxy voting form.

Your vote on the re-appointment of Directors

This year Stephen Webster and Robert Dickie will retire by rotation at the AGM and offer themselves for re-appointment under the terms of the Articles of Association. Chris Gillespie and Chris Willford, who were appointed since the last AGM, are required to retire at the AGM and seek re-appointment in accordance with the Articles of Association.

When considering the re-appointments to the Board, the Nominations Committee considered the qualities and skills of the new appointees together with the performance and commitment of the existing Directors and what they could deliver to enhance the future performance of the Company.

Stephen Webster has brought his considerable financial skills and experience as a director to bear on the operation of the Audit Committee which he chairs. He continues to add value and insight to the deliberations of the full Board.

Robert Dickie has led a number of operational initiatives which have had significant impacts on the day-to-day operation of our business and our continued success in the lending and savings markets. His contributions to the Board are insightful and valuable.

Chris Gillespie and Chris Willford have had considerable experience in a variety of financial institutions. This experience and their accounting and management skills will be of great value to the Board and the Company in the future.

1 Stephen Webster
Non-executive Director
Stephen (age 53) joined the Board in May 2003. He is Group Finance Director of Wolseley plc, the building materials distribution company. He is a chartered accountant and was formerly a Partner at Price Waterhouse. He is a member of the Hundred Group Financial Reporting Committee. He is Chairman of the Audit Committee and a member of the Nominations Committee.

2 Robert Dickie
Group Operations Director
Robert (age 46) joined Bradford & Bingley on 2 January 2003 and was appointed to the Board in August 2003. He joined from Zurich Financial Services Group (UK) Ltd where he was Managing Director, UK Enterprise. Prior to this, Robert held a variety of senior positions at National Australia Bank which he joined from Clydesdale Bank. He is responsible for the information technology, human resources, property & procurement, lending operations, retail operations and customer relations functions.

3 Chris Gillespie
Group Lending Director
Chris (age 42) joined Bradford & Bingley in March 2005 and was appointed to the Board in September 2005 to take responsibility for the lending activities in the residential and commercial property sectors and the treasury function. He previously held senior positions at Barclays and HFC.

4 Chris Willford
Group Finance Director
Chris (age 43) was appointed to the Board as Group Finance Director in October 2005. He previously held senior finance roles at Abbey, Barclays and British Airways. He is responsible for the finance, compliance, risk, audit, legal and company secretarial functions.

Directors' service contracts
Robert Dickie and Chris Gillespie have service contracts with entitlements to 12 months' notice and six months' notice respectively. Chris Willford has a service contract with an entitlement to 24 months' notice for the first year of his appointment, reverting to 12 months thereafter. Stephen Webster does not have a service contract.


1
4
3
2


Welcome
Welcome

RECORD HALF-YEAR PERIOD FOR RESIDENTIAL LENDING

£4.7bn

RETAIL PROFIT BEFORE TAX

+14%

Retail

The Retail business is run through the Group's nationwide network of 207 branches, 145 franchise outlets and also through internet and telephone channels. The Savings business has a dual role for the Group – to gather deposits to help fund the Lending business and to help generate customers for other Retail products.


in life
feel
money

BRANCH BASED ACCOUNTS

TOTAL DEPOSITS | £12.6bn

The Group provides a wide range of retail savings accounts including instant access deposit accounts, regular savings accounts, fixed and variable rate bonds, tax efficient accounts (ISAs), children's accounts and tracker accounts on which the interest rates are automatically linked to Bank of England base rates.


Bradford & Bingley

INTERNET ACCOUNTS

TOTAL BALANCES | £2.0bn

In late 2004, as part of its drive to diversify the channels used for gathering savings deposits, Bradford & Bingley entered the market with the launch of a range of highly competitive internet accounts. This addition to the Group's savings range has proved to be extremely successful.

DIRECT ACCOUNTS

BY POST | TELEPHONE

Bradford & Bingley provides direct savings accounts which can be accessed via the telephone or by post. It is also possible for customers to open and operate the majority of our branch based accounts by post.

OFFSHORE SAVINGS

TOTAL DEPOSITS | £2.4bn

Bradford & Bingley also operates an offshore savings business, Bradford & Bingley International Limited, based in the Isle of Man. It attracts funds predominantly from outside the United Kingdom from both corporate and personal customers.

MORTGAGES

The Group offers customers a wide choice of highly competitive mortgages from a panel of mortgage providers.

INVESTMENT PRODUCTS

The Group also offers financial planning advice and a wide range of products through our partnership with Legal & General ('L&G'). Their advisers are located in our branch network and provide advice and products in the investment, retirement and life protection areas.

INSURANCE PRODUCTS

Competitive personal general insurance products are also offered through our branches including motor insurance and home insurance sales from a panel of providers. Bradford & Bingley also sells travel insurance through introductions to a tied partner.

Continued success

Rod Kent
CHAIRMAN



"The Group's success in 2005 is directly attributable to the restructuring exercise we started in 2004. Bradford & Bingley's strategy provides the right direction for continued success for a differentiated and innovative specialist mortgage lender."

Bradford & Bingley has grown profits and continued the successful development of its Lending and Retail businesses in 2005. This performance is particularly pleasing given the extent of the changes that the Group has undergone in the last eighteen months. Underlying profit increased 11% to £310.1 million and underlying earnings per share increased 9% to 35.4 pence per share. Profit before tax and loss on sale of discontinued operations increased by 14% to £263.5 million (2004: £231.9 million).

Dividend

The Board is pleased to propose a final dividend of 12.3 pence per share for payment on 5 May 2006 to shareholders on the register as at 24 March 2006. If approved, the full year dividend for 2005 will be 18.3 pence per share (2004: 17.1 pence), an increase of 7%. The Board will continue to seek to balance dividend payments with the capital requirements of the Group's growing Balance Sheet.

Lending

Our total lending balances increased 7% to £31.1 billion (2004: £29.0 billion) and total new lending was £8.8 billion (2004: £9.2 billion) including acquired assets.

WE HAVE GROWN PROFITS WELL AND CONTINUED THE SUCCESSFUL DEVELOPMENT OF OUR LENDING AND RETAIL BUSINESSES IN 2005. THIS PERFORMANCE IS PARTICULARLY PLEASING GIVEN THE EXTENT OF THE CHANGES THAT THE GROUP HAS UNDERGONE IN THE LAST EIGHTEEN MONTHS.

TOTAL LENDING BALANCES

£31.1bn

Growth was predominantly driven by our residential lending business where we grew balances by 10% to £26.1 billion including acquired assets, the Group's best ever residential lending performance.

Net interest margin decline has slowed appreciably as our asset and liability mixes have stabilised. We expect a more stable trend moving forward.

The arrears performance across all our portfolios has continued to be good. The Group's experience in the specialist lending markets and prudent approach to underwriting is a substantial driver of this.

Balance Sheet and capital

We have continued to improve the diversity and balance of our funding platform in 2005. We made issues through our master trust securitisation programme, our covered bond programme and into the wholesale markets. In addition, the Savings business has made an important contribution.

The Group remains well capitalised and capital ratios are within target ranges.

Retail

We have made progress with simplifying and enhancing our customer proposition in our retail branches. Efficiency gains made in 2004 have been improved upon and our partnership with L&G has continued to be fruitful.

Savings has had a strong year with balances increasing by £1.5 billion to £17.7 billion.

Costs

Our cost cutting initiative has now been successfully concluded. This has driven a wholesale improvement in the cost dynamics of the Group, driving profit growth in 2005 and allowing us to convert a higher proportion of income into benefits for our shareholders in the future. A stronger vigilance against cost has developed within the Group.

There has been a cost attached to the Group's reorganisation amounting to £7.9 million. The Board remains confident that this cost will be rapidly offset by the benefits of the substantial savings we have achieved.

In common with financial services firms across the market, we have experienced an increased level of claims for compensation for mis-sold investment and endowment products. This has exceeded the level we had previously provided and a further charge of £38.7 million is required. In 2004 the Group closed its independent financial advisory business which was responsible for selling these products.

Board

I was pleased to welcome two new Executive Directors to the Board in the second half of the year. Chris Willford was appointed Group Finance Director and Chris Gillespie was appointed Group Lending Director.

I would like to express my sincere thanks to Rosemary Thorne, who left the Board and the Group in late 2005, for her contribution over the last six years.

People

Bradford & Bingley's continued success comes about as a direct result of the efforts of the people who work for the Group. We went through substantial change and saw many challenges during 2005. The commitment of our employees has formed the bedrock of our performance during a testing period.

Outlook

The Group is well placed moving into 2006. Bradford & Bingley is stronger, leaner and better equipped to convert growth into profit.

The mortgage and housing markets are looking robust, our lending pipeline is strong and we expect our chosen segments of the lending market to continue to outperform the wider mortgage market. Our Retail businesses will continue to build on the stronger foundations we have been laying and we will continue to improve our customers' experience.

Bradford & Bingley's strategic aims are clear and the Group will continue to do what it does best in 2006: build our strong specialist lending business and grow our retail operations.

Lending balances
£bn


05
31.1
04
29.0
03
25.9

Savings balances
£bn


05
17.7
04
16.2
03
15.1

Positioned for growth

Steven Crawshaw
GROUP CHIEF EXECUTIVE



"We have continued to build on our strong track record in the specialist lending sector. Our chosen markets performed very well during the second half of 2005 and we started 2006 in a good position with a stable, healthy lending environment."

2005 was a challenging and successful year for the Group, a year of two halves in the residential lending market and a period where we have consolidated on the intense changes that we went through in 2004.

My ambitions for the Group in 2005 have been fulfilled. The Lending business has shown good growth, Retail continues to improve and the cost cutting programme has been completed with a new, ongoing vigilance against unnecessary cost inflation now embedded in the business.

I am delighted that the actions we undertook to simplify and reinvigorate Bradford & Bingley are showing such success. We have become a stronger, healthier organisation and have driven profit growth off that improved platform with underlying profit increasing 11% to £310.1 million over the year (2004: £280.4 million). The Group's profit before tax and loss on sale of discontinued operations also increased to £263.5 million (2004: £231.9 million).

During the year, I was pleased to welcome, *Chris Gillespie and Chris Willford to the* Group. Their experience from careers in financial services and other industries brings added strength and depth to our Board.

WE ARE UNIQUE AS A LENDING INSTITUTION IN OUR PREFERENCE FOR HIGH QUALITY SELECTIVE ASSETS WITH A FULLY SECURED LOAN PORTFOLIO AND NO EXPOSURE TO UNSECURED CONSUMER LENDING.

Lending

We have continued to build on our proposition of lending in more profitable, specialist segments of the residential mortgage market. We believe that good growth and attractive margins are available in our markets and, by balancing innovative product design with prudent risk management, Bradford & Bingley will continue to prosper. We are unique as a lending institution in our preference for high quality selective assets with a fully secured loan portfolio and no exposure to unsecured consumer lending.

Our Balance Sheet has continued to show healthy growth with total assets increasing 7% to £40.8 billion (2004: £38.2 billion). Total new advances were £8.8 billion (2004: £9.2 billion) including acquired assets. The bulk of this was attributable to our residential lending activities with the remainder coming from our Commercial and Housing Association business.

The residential lending market went through a significant change during the course of 2005. In the first half of the year the mortgage market experienced very low lending volumes and transaction levels. We had run down business levels in the autumn of 2004 to reduce operational pressure over M-Day when mortgage regulation was introduced and as we implemented a major operational upgrade that included switching our residential lending operations to a new mortgage system. As we tried to rebuild volumes in the first quarter of 2005, the market slowed markedly and we took a decision to preserve credit quality rather than compete for the light volumes that were available in an uncertain credit environment.

In the second quarter the market started to recover and we became more comfortable with the credit outlook. We delivered a steady improvement in the level of applications and new loans as we moved through the year to achieve record lending in the second half, moving back to a more natural position in the new lending market compared to the first half. This change is particularly clear from our new residential lending performance – £2.5 billion in the first half and a record £4.7 billion in the second, representing a share of the total market of 2% and 3% respectively.

This was not a phenomenon confined to Bradford & Bingley. The overall mortgage market also had its highest ever half year for gross lending in the second half of 2005. However, within the wider recovery, it is highly significant that buy-to-let and self-cert, two of our main products, grew particularly strongly. This supports our view that the growth of these markets is likely to keep on outperforming the wider mortgage market. These specialist areas continue to be supported by strong demographic drivers, a fundamental shortage of housing stock and, in the case of buy-to-let, good demand from landlords for property, as well as from tenants. The market for buy-to-let loans remains competitive, but we have not seen any fundamental change in the nature of the market or pricing of loans.

We remain committed to strengthening our position as a leading player in the specialist lending markets. Our share of the buy-to-let market was around 20% in the second half of the year and we are building on our strong positions in the self-cert and lifetime markets.

Mortgage portfolio acquisitions have continued to play a part in our lending business with the Group acquiring £1.4 billion of loan portfolios over the period (2004: £1.3 billion). Our primary focus for growth is our organic lending. However, mortgage portfolio acquisitions will continue to provide an opportunistic, alternative channel.

The environment for our Commercial and Housing Association lending businesses stayed fiercely competitive during the year, as it had done in 2004. Commercial property has been a popular asset class for investors throughout 2005 and is expected to remain so in 2006. We made new loans where margins and credit terms were at acceptable levels and protected the loans we already held on our balance sheet. At 31 December 2005 the Commercial and Housing Association book stood at £5.0 billion (2004: £5.3 billion) with £1.6 billion (2004: £1.5 billion) new lending in the year.

Credit quality and impairment

The UK secured lending credit cycle appears to have turned for the better. Record high employment and low interest rates over the last few years conspired to generate an exceptionally benign credit environment that deteriorated in the first half of 2004. Since then a combination of base rate rises, slight deterioration in employment levels and other stresses on the UK consumer and economy have led to a modest rise in arrears across the market. This upward trend represents a, return to more normal levels of credit default rather than a material deterioration. The absolute numbers of distressed loans in the market remain very low by historical standards.

We have seen a similar movement within the Group to that reported in the external market. Arrears levels across all our portfolios have been showing a modest upward trend well within management expectations. We expect this to continue alongside trends in the overall mortgage market and, specifically for Bradford & Bingley, as the significant new lending growth we have achieved in the past three years translates into a more mature balance sheet.

At 31 December 2005 residential loans more than three months in arrears stood at 1.19% (2004: 0.77%) for the whole book and 1.06% (2004: 0.52%) for our buy-to-let book.

We are confident that our arrears and bad debts will remain low as a direct result of our conservative underwriting processes and lending policies ensuring that the quality of our loan books is maintained. Increases in arrears do not necessarily translate into losses. We have a high equity cushion in our portfolio, the average loan-to-value ('LTV') of the whole residential book was 50% (2004: 45%) on an indexed basis (taking account of house price inflation) and 68% (2004: 67%) on an original basis (at the time the loan was made) at 31 December 2005. The average LTV of new lending remained steady at 73% (2004: 74%). In addition, we remain well provided for with an impairment allowance representing 0.18% of residential assets (2004: 0.16%).

We continue to have a fully secured balance sheet and, as such, have no exposure to the current deterioration in the consumer credit market.

CORE COSTS REDUCED BY

7%



Balance Sheet and capital

We worked hard during 2004 and 2005 to improve the diversification of our funding structure to promote a stronger balance sheet. At the end of 2005 our success in this task is evident from our more balanced funding mix – 43% of total liabilities and equity from retail deposits, 34% wholesale and 14% from secured funding sources (2004: 42%, 39%, and 11% respectively).

This does not tell the whole of the diversification story though. We have broadened our presence in the capital markets, targeting the full spectrum of investors in a geographically diverse spread of financial markets. We have seen good appetite from investors for our securitisation master trust, covered bond and wholesale borrowing programmes.

Although we have experienced some pressure on our net interest margin as a consequence of this diversification process, a combination of favourable changes in the relative cost of these different types of funds and a more stable mix has reduced this effect. On the asset side, the run-off of the back book has continued to diminish in absolute terms and as a percentage of the book.

As a consequence, Group net interest margin improved in the second half of the year relative to the first half and only reduced slightly on 2004 (2005: 1.21%, 2004: 1.25%). Looking forward, our balance sheet and net interest margin are expected to be more stable.

As a regulated bank, we are required to hold reserves of capital and the amounts are defined as the tier 1 and total capital ratios. In line with our conservative approach to lending, we remain a well capitalised bank with our year end tier 1 capital ratio at 7.9% (2004: 7.5%), well above the regulatory minimum. This is further bolstered when taken in the context of our relative lack of life assurance, proprietary trading, commercial and unsecured lending activities. We will continue to manage our tier 1 capital within our stated range of 7% to 8%. Our total capital ratio also increased to 13.5% (2004: 13.2%).

Retail

We have continued to improve efficiency by simplifying our sales and distribution processes. Our relationship with L&G continues to develop and this arrangement offers good growth and income prospects for the coming year. General insurance sales stabilised as we have successfully moved new sales to the counters in our branches rather than being related to our old Building Society mortgage sales.

Savings showed an excellent performance during 2005. Balances have increased 9% to £17.7 billion (2004: £16.2 billion). The bulk of this increase has come from our eSavings offering (£1.2 billion) with a strong performance from our operation in the Isle of Man (£0.3 billion). In our branch-based accounts we managed a significant volume of maturities during the year and improved our customer retention rates. I am particularly pleased with our Savings performance because of the funding it provides to the Lending business and the customers it generates for the other Retail businesses.

Costs

The Group's cost base was £264.8 million in 2005, £167.4 million down on the whole business and £20.1 million down on the continuing business in 2004. This is a material improvement and brings our underlying cost:income ratio down to 45.6% compared to 60.7% in 2004 for the Group and 49.8% for the continuing business.

These improvements have come about as a consequence of simplifying the organisation around fewer lines of business, a smaller central overhead and more efficient front and back office processes. The number of employees in the Group now stands at 3,043 compared to 3,152 for the core business at the end of 2004, with a reduction of nearly 500 in the average number of people employed to 3,062 (2004: 3,530) in the continuing business.

Our formal cost cutting programme has now concluded and we have exceeded the £50 million target that we set in May 2004. We now have a stronger, more vigilant stance toward costs in the operating businesses. It is this dynamic that will drive our cost performance in the future rather than another structured programme.

Market outlook

The housing market is in good shape. After the lull seen in the first half of the year, confidence has returned to the market and demand has been buoyant. House price inflation has stabilised over the past eighteen months, with the risk of a wholesale fall in house prices now remote, which will boost confidence in the market for the year ahead.

The housing market will also continue to be supported by the structural pressure arising from the UK's shortage of housing supply relative to household creation, although it will be limited on the upside by current affordability constraints.

We expect the mortgage market to remain robust. The favourable social, demographic and economic factors that underpin our specialist markets will continue to drive their outperformance.

Risks from prudent mortgage lending continue to be low. We continue to believe that the independent management of monetary policy by the Bank of England will prevent any marked swings in interest rates. Although the employment level, a major driver of secured lending arrears, appears to have passed its cyclical peak, the UK economy remains relatively healthy and significant deterioration is unlikely.

We expect our arrears levels to continue to remain low in a historical context but to show a moderate upward trend. This partly reflects the mild increases in credit stress from the extremely benign conditions experienced in the recent past, but is also due to the overall growth in the Group's assets and the seasoning of our lending book.

Overall, we expect the environment to be stable in 2006.

Business outlook

Our Lending business began the year in a very good position. The momentum of record lending volumes in the second half of 2005 has continued with a strong pipeline in early 2006. Margins are stable and we are competing effectively in the market. This should translate into good growth of lending income.

We are operating in a robust mortgage market and see good prospects for our chosen specialist segments, which positions us well for future growth.

Retail is now better placed to deliver profitable growth and will support our Lending business through continued improvement in savings balances.

Costs remain under tight control and we have a sound capital base for future expansion.

We have had a strong start to 2006. Our business is stronger, leaner, and better able to convert growth into profit.

Housing & rental market

Both the housing and mortgage markets showed a strong recovery in the second half of 2005 following sluggish demand in the first half. Indeed, gross mortgage lending reached new record levels by the end of the year.

House prices, which had shown little increase in the latter part of 2004, were flat in the first half of 2005. However, there was a modest rise in prices towards the end of the year, indicative of the increasing confidence in the market. In 2006 we expect the market environment to remain stable with the 'soft landing' achieved in 2005 being sustained. The main drivers of the housing market, the mortgage market and mortgage arrears seem unlikely to show any material change in the near-term.



The UK economy, although currently growing slightly below trend, is in a relatively strong position and is expected to improve through 2006. Interest rates are low and stable with market consensus currently suggesting room for some small cuts in interest rates.

Employment levels seem to have peaked, but with growth only marginally below its trend rate, we expect the rise in unemployment will have little material impact on levels of demand in the market. Earnings are expected to show steady growth, potentially helping to improve mortgage affordability, although the growth in disposable income will be limited by price rises including larger council tax and utility bills.

The UK private rental sector is healthy with demand from tenants looking for rental property remaining strong. As a consequence, interest from people wanting to become landlords continues at high levels. Social changes toward renting, demographic movements and some affordability issues in the housing market all remain positive for the buy-to-let sector.

We conduct regular surveys of our customers to give us insight into the views and [illegible] borrowers who invest in the private rental sector. The most recent set of [illegible] positive. [illegible] amongst landlords and tenants for property [illegible] into 2006.

Significant progress

Chris Willford
GROUP FINANCE DIRECTOR



Underlying profit improved to £310.1m, up 11% from £280.4m in 2004. The Group's profit before tax and loss on sale of discontinued operations improved by 14% to £263.5m (2004: £231.9m). The increase in profits reflects the significant progress the Group has made during the year.

The implementation of International Financial Reporting Standards ('IFRS'), and the restructuring undertaken by the Group in 2004, complicate the comparison of performance between 2004 and 2005. The Board believes it is appropriate to assess performance based on the underlying profit of the business which excludes the cost of restructuring and compensation payments and takes accounts of certain changes under IFRS. Therefore, the discussion of results in this statement uses underlying profit and its components as the measure of performance. Analysis of the difference between the accounting measures of profit and the underlying profit of the Group is provided on page 12. Full details of the accounting changes under IFRS are set out in the Appendix.

The increase in underlying profit in 2005 has been delivered through the benefits of the restructuring in 2004 and the completion of a rigorous programme of cost reduction in our core business that achieved greater than the planned level of savings. I am pleased to report that whilst undertaking this programme our Lending and Retail businesses were not diverted and continued to make good progress.
The Group's core net income increased to

GROUP FINANCE DIRECTOR'S REVIEW

Segmental Summary Income Statements

	Lending	Retail	Treasury & Reserves	Group Services	Continuing (core) Group	Discontinued (non-core) Businesses	Total Group
	£m	£m	£m	£m	£m	£m	£m
For the period ended 31 December 2005							
Net interest income	**294.3**	**127.3**	**47.7**	**-**	**469.3**	**-**	**469.3**
Non-interest income	**32.6**	**66.1**	**2.0**	**10.6**	**111.3**	**-**	**111.3**
Net income	**326.9**	**193.4**	**49.7**	**10.6**	**580.6**	**-**	**580.6**
Administrative expenses							
- Underlying costs	**(71.0)**	**(123.2)**	**(10.4)**	**(60.2)**	**(264.8)**	**-**	**(264.8)**
- Restructuring and compensation costs	**-**	**-**	**-**	**(46.6)**	**(46.6)**	**-**	**(46.6)**
Impairment (loss)/credit	**(5.7)**	**-**	**-**	**-**	**(5.7)**	**-**	**(5.7)**
Profit/(loss) before taxation	**250.2**	**70.2**	**39.3**	**(96.2)**	**263.5**	**-**	**263.5**
Restructuring and compensation costs	**-**	**-**	**-**	**46.6**	**46.6**	**-**	**46.6**
Underlying profit/(loss)	**250.2**	**70.2**	**39.3**	**(49.6)**	**310.1**	**-**	**310.1**
Proforma for the period ended 31 December 2004							
Net interest income	289.5	121.7	35.1	-	446.3	-	446.3
Non-interest income	27.0	77.7	10.0	11.6	126.3	139.0	265.3
Net income	316.5	199.4	45.1	11.6	572.6	139.0	711.6
Administrative expenses							
- Underlying costs	(67.7)	(137.8)	(8.2)	(71.2)	(284.9)	(147.3)	(432.2)
- Restructuring and compensation costs	-	-	-	(31.4)	(31.4)	(20.3)	(51.7)
Impairment (loss)/credit	1.0	-	-	-	1.0	-	1.0
Profit/(loss) before taxation and loss on sale of discontinued operations	249.8	61.6	36.9	(91.0)	257.3	(28.6)	228.7
Restructuring and compensation costs	-	-	-	31.4	31.4	20.3	51.7
Underlying profit/(loss)	249.8	61.6	36.9	(59.6)	288.7	(8.3)	280.4
Statutory for the period ended 31 December 2004							
Net interest income	281.8	121.7	44.9	-	448.4	-	448.4
Non-interest income	23.9	77.7	10.0	9.6	121.2	139.0	260.2
Net income	305.7	199.4	54.9	9.6	569.6	139.0	708.6
Administrative expenses							
- Underlying costs	(68.4)	(137.8)	(8.2)	(75.6)	(290.0)	(147.3)	(437.3)
- Restructuring and compensation costs	-	-	-	(31.4)	(31.4)	(20.3)	(51.7)
Impairment (loss)/credit	12.3	-	-	-	12.3	-	12.3
Profit/(loss) before taxation and loss on sale of discontinued operations	249.6	61.6	46.7	(97.4)	260.5	(28.6)	231.9

The terms Underlying, Proforma and Statutory, and the reasons for the need to present the numbers in this way, are explained and a reconciliation is provided on page 12. References to comparative financial information in the Group Financial Director's Review are on a Proforma basis as defined.

£580.6m (2004: £572.6m). Net interest income increased by 5% to £469.3m (2004: £446.3m). This was partially offset by lower non-interest income of £111.3m (2004: £126.3m) in the core business. Core underlying costs decreased by £20.1m to £264.8m (2004: £284.9m). Impairment losses in 2005 were £5.7m compared to a small credit of £1.0m in 2004.

Group key indicators

	2005	Proforma 2004
	%	%
Net interest margin	**1.21**	1.25
Cost:income ratio*	**45.6**	60.7
Cost:income ratio* (core business)	**45.6**	49.8
Return on equity*	**17.2**	16.1
Return on equity	**14.7**	2.6
Effective tax rate*	**28.5**	27.5
	p	p
Earnings per share*	**35.4**	32.4
Basic earnings per share	**30.1**	5.2
Diluted earnings per share	**30.0**	5.1
Interim dividend	**6.0**	5.7
Proposed final dividend	**12.3**	11.4
Total dividend per share	**18.3**	17.1

* Underlying basis.

During the year the Group incurred charges associated with the cost reduction programme of £7.9m (2004: £14.6m) and in connection with compensation claims for mis-sold investment products of £38.7m (2004: £37.1m).

The total tax charge for 2005 was £74.7m (2004: £67.0m) resulting in Group profit for the financial year of £188.8m.

On an underlying basis, this represents earnings per share ('EPS') of 35.4 pence, an increase of 9% (2004: 32.4 pence) and return on equity of 17.2% (2004: 16.1%). The basic earnings per share increased to 30.1 pence from 5.2 pence in 2004.

On 9 December 2005, the Group issued a trading statement saying "we expect underlying profit before tax to be at the top end of the range of analysts' forecasts, varying between £280.5m and £306.0m". The comparable profit figure is the Group's underlying profit of £310.1m, a difference of 1.3%.

Net interest income

The Group's net interest income increased by 5% to £469.3m (2004: £446.3m). This has been driven by a £2.4bn growth in residential lending assets, the Group's average interest-earning assets increasing by 8% to £38.7bn.

This growth in balances has been substantially translated into net interest income growth as the Group's net interest margin has begun to

ANALYSIS OF PROFITS AND EARNINGS PER SHARE

In order to aid comparison of the 2005 results with those of 2004, comparatives on a statutory and proforma IFRS basis have been provided. In addition, the results are presented on an Underlying basis to exclude restructuring and compensation costs.



Details of the profit before tax, profit attributable to shareholders and EPS on each basis are presented in the following table:

	2005	2004
Statutory basis		
Profit before tax and loss on sale of discontinued businesses (£m)	**263.5**	231.9
Profit attributable to equity shareholders (£m)	**188.8**	28.6
Basic EPS (pence)	**30.1**	4.6
Proforma basis		
Profit before tax and loss on sale of discontinued businesses (£m)	**263.5**	228.7
Profit attributable to equity shareholders (£m)	**188.8**	33.1
Basic EPS (pence)	**30.1**	5.2
Underlying basis		
Profit before tax loss on sale of discontinued businesses (£m)	**310.1**	280.4
Profit attributable to equity shareholders (£m)	**221.7**	202.9
Basic EPS (pence)	**35.4**	32.4
Reconciliation of Statutory, Proforma and Underlying profits (£m)		
Statutory profit before tax and loss on sale of discontinued businesses	**263.5**	231.9
Impact of changes due to 'the Financial Instruments Standards'	**-**	(3.2)
Proforma profit before tax and loss on sale of discontinued businesses	**263.5**	228.7
Restructuring costs	**7.9**	14.6
Compensation costs	**38.7**	37.1
Underlying profit before tax and loss on sale of discontinued businesses	**310.1**	280.4
Underlying segmental profits (£m)		
Lending	**250.2**	249.8
Retail	**70.2**	61.6
Treasury & Reserves	**39.3**	36.9
Group Services	**(49.6)**	(59.6)
Underlying profit before tax – core business	**310.1**	288.7
Non-core business	**-**	(8.3)
Underlying profit before tax	**310.1**	280.4

Accounting bases

These results are the first full set of Financial Statements reported by the Group under IFRS. This has become the standard accounting convention for the consolidated accounts of all listed companies within the European Union. Transition to IFRS has been undertaken in two stages; most of the standards are implemented and reported in these results on the basis that they had been in place since 1 January 2004, with 2004 information restated in line with those standards. There are two further standards, International Accounting Standard 32 'Financial Instruments: Disclosure and Presentation' ('IAS 32') and International Accounting Standard 39 'Financial Instruments: Recognition and Measurement' ('IAS 39') ('the Financial Instruments Standards'), that are implemented on the basis of being in effect from 1 January 2005. The 2004 information need not be restated in line with those two standards. The Board has therefore prepared the 2004 Group results on three bases.

Statutory basis. The "Statutory" basis excludes the Financial Instruments Standards – this exclusion is permitted for 2004 only and was introduced because IAS 39 was only issued in December 2004, therefore it was not practical for companies to comply with the IAS 39 hedge accounting rules for the start of the 2004 year. Information on the Statutory basis therefore forms the comparative information in the audited financial statements on pages 37 to 98.

Proforma basis. The "Proforma" basis applies, in addition to the Statutory basis, all elements of IAS 32 and IAS 39 with the exception of those sections relating to hedging, hedge effectiveness and fair value. In the Proforma basis 2004 information, derivative and available-for-sale instruments have been accounted for under UK Generally Accepted Accounting Principles ('UK GAAP'). This restatement is not required for 2004; however, the Board believes this information is necessary for a comparable assessment of performance between 2004 and 2005 accounting periods. This conclusion arises because the Financial Instruments Standards include other changes in addition to the hedge accounting changes, relating to the accounting for interest receivable and payable and for impairment which are, for the Group, the most material differences between UK GAAP and IFRS. To omit these changes from a consideration of the performance of the Group could be misleading. Information on the Proforma basis is included in the Appendix on page 88.

Underlying basis. The "Underlying" basis applies to certain measures of performance. References to underlying performance measures exclude restructuring costs, compensation for claims for regulated investment business written in the past, and losses on the sale of businesses in 2004. Following the transition to IFRS, the net fair value gains are included in the Group's financial information for the first time. While information and awareness of the final impacts of IFRS hedge accounting convention were developing, these net gains were also omitted from underlying profit in our results announced for the six months to 30 June 2005. However, further experience of these impacts and of accounting under the new IFRS regime has led us to conclude that they should form part of the underlying profits of the Group.

A reconciliation between the Statutory profit, the Proforma profit and the underlying profit is provided above.

Net interest income

	2005	Proforma 2004
	£m	£m
Net interest income	**469.3**	446.3
Average balances		
Interest-earning assets ('IEA')	**38,660**	35,777
Financed by:		
Interest-bearing liabilities	**37,085**	34,390
Interest-free liabilities	**1,575**	1,387
	%	%
Average rates		
Gross yield on average IEA	**5.53**	5.22
Cost of interest-bearing liabilities	**(4.50)**	(4.13)
Interest spread	**1.03**	1.09
Interest-free liabilities	**0.18**	0.16
Net interest margin on average IEA	**1.21**	1.25
Average bank base rate	**4.65**	4.36
Average 3-month LIBOR	**4.76**	4.64

stabilise, and declined by only 4 basis points to 1.21% in 2005. This reduction in margin is significantly lower than in previous years reflecting a stabilisation in the structure of the balance sheet notwithstanding continued asset growth. In particular, the lending interest margin declined by only 2 basis points in 2005 to 1.03%. Total lending assets closed 7% higher at £31.1bn (2004: £29.0bn). This growth was funded principally by a £1.5bn increase in retail deposits driven largely by the continued success of eSavings. Total retail deposits increased by 9% to £17.7bn (2004: £16.2bn) with Retail interest income growing by 5% to £127.3m (2004: £121.7m).

Treasury operations maintained liquidity and access to a diversified range of funding options ensuring a stable platform for further balance sheet growth. The £12.6m interest income growth to £47.7m (2004: £35.1m) reflected a combination of improved investment returns on the Group's reserves and lower borrowing costs.

The 31 basis points increase in the gross yield on average interest earning assets in 2005 was consistent with the 29 basis points growth in the average bank base rate during the year. The majority of the Group's lending assets are base rate linked. The cost of interest bearing liabilities increased by a higher amount, reflecting in part the change in mix to higher cost eSavings balances. Together this resulted in a 6 basis point narrowing of the Group's interest spread to 1.03% (2004: 1.09%).

Non-interest income

Total core non-interest income fell in 2005 to £111.3m (2004: £126.3m). Activity in our markets, particularly the mortgage market, was subdued in the first half of 2005 but recovered somewhat through the year. In addition, as a result of a deliberate policy to refocus the Retail business and improve its profitability, non-interest income fell to £66.1m (2004: £77.7m). Mortgage broking income reduced to £12.5m from £17.6m as the impact of slower conditions and a reduced, but more profitable, sales force were felt. Mortgage broking is now operating at a reduced level of complexity realising savings in management and support costs.

Similarly, our investment related income fell to £32.0m (2004: £35.0m) following the successful outsourcing of new sales in an agreement with L&G completed towards the end of 2004. General insurance income reduced to £18.6m (2004: £21.1m) owing to a reduction in renewal income on policies linked to our legacy building society mortgage business.

Lending related income improved during 2005 to £31.7m (2004: £27.0m). The increase was due to higher fee income in the residential part of the Lending business. In addition, fees earned in our Commercial Lending business increased as a result of charges made on redemption and refinancing of loans.

Income from the sale of properties increased to £8.1m from £6.4m. In 2005, the Group has continued a programme of selling freehold assets and leasing back the required elements of the property designed to improve efficiency that has been underway for a number of years.

In 2005, income from the sale of debt securities has been disclosed separately in the Income Statement for the first time under IFRS. Previously this income has been within net interest income. Gains or losses may be incurred if debt securities are sold prior to their contractual maturity. Our Treasury business may sell such securities from time to time according to the prevailing interest rate conditions and the structure of the Group's Balance Sheet. These transactions are primarily driven by actions taken to manage interest rate and credit risk that occurs as a natural consequence of our Lending and Retail businesses. In 2005, gains of £1.8m were realised (2004: £10.0m).

Administrative expenses

Core underlying costs fell by 7% to £264.8m (2004: £284.9m) reflecting the successful completion of a programme of cost reduction, net of increases arising as the Group invested to provide improvements in its Lending and Retail businesses. As a consequence of the reduced cost base, the Group's underlying cost:income ratio in the continuing business improved to 45.6% from 49.8% in 2004.

Non-interest income

		Proforma		
	Total Operations 2005	Continuing (core) Operations 2004	Discontinued (non-core) Operations 2004	Total Operations 2004
	£m	£m	£m	£m
Mortgage broking	**12.5**	17.6	28.9	46.5
Investment	**32.0**	35.0	5.5	40.5
General insurance	**18.6**	21.1	0.2	21.3
Other Retail	**3.0**	4.0	0.7	4.7
Retail	**66.1**	77.7	35.3	113.0
Property services	-	-	103.7	103.7
Lending related income	**31.7**	27.0	-	27.0
Income from sale and leaseback transactions	**8.1**	6.4	-	6.4
Other	**2.5**	5.2	-	5.2
Gains less losses on sale of debt securities	**1.8**	10.0	-	10.0
Fair value net gains	**1.1**	-	-	-
Total	**111.3**	126.3	139.0	265.3

Administrative expenses

	Total Operations 2005	Continuing (core) Operations 2004	Discontinued (non-core) Operations 2004	Proforma Total Operations 2004
	£m	£m	£m	£m
Staff related	**123.6**	143.0	89.4	232.4
Premises	**18.9**	17.7	12.8	30.5
Marketing	**15.2**	17.1	11.2	28.3
Other administrative expenses	**94.5**	93.8	33.1	126.9
Depreciation	**12.6**	13.3	0.8	14.1
Underlying costs	**264.8**	284.9	147.3	432.2
Restructuring costs	**7.9**	7.7	6.9	14.6
Compensation costs	**38.7**	23.7	13.4	37.1
Total	**311.4**	316.3	167.6	483.9

The main area of cost savings was staff related expenditure which fell by 14% to £123.6m (2004: £143.0m core). This is primarily a result of reducing the number of people employed by the Group to 3,043 (2004: 3,152) from more than 3,700 in the core business over the two-year period to the end of 2005.

Premises costs increased by £1.2m to £18.9m (2004: £17.7m core). The increase reflects rises in the number of properties we lease, as well as utility costs. Marketing costs were £1.9m lower at £15.2m (2004: £17.1m core).

Other administrative expenses and depreciation were held flat at £107.1m (2004: £107.1m core) with cost savings offset by expenditure on a new lending administration system installed towards the end of 2004.

Restructuring charges of £7.9m were incurred in 2005 (2004: £7.7m core) primarily due to redundancy costs. The cost reduction programme is now complete and has contributed to the achievement of a material reduction in absolute costs.

Although this cost reduction programme is over, we remain vigilant on costs and will continue to target a healthy gap between top line growth and cost growth.

The level of complaints about mis-selling of endowment and investment products increased throughout the UK market in 2005, exceeding our previous expectations. As a consequence, a charge of £38.7m (2004: £37.1m) has been incurred and is based on an estimate of the total liability for future claims assessed using current experience and analysis of the total population of products sold. The independent financial advisory business which made these sales was closed in 2004.

Arrears and loan impairment

During 2005, arrears levels have increased as predicted following increases in borrowing costs driven by base rate rises in 2003 and 2004. The number of cases over 3 months in arrears and in possession increased to 3,730 (2004: 2,388) representing 1.19% (2004: 0.77%) of the total cases.

Residential non-performing loans

	2005	Proforma 2004
Arrears over 3 months		
- number of cases	**3,458**	2,278
- % of total cases	**1.10**	0.73
- value (£m)	**378.1**	198.2
- % of book	**1.45**	0.84
Possessions		
- number of cases	**272**	110
- % of total cases	**0.09**	0.04
- value (£m)	**42.2**	10.2
- % of book	**0.16**	0.04
Total		
- number of cases	**3,730**	2,388
- % of total cases	**1.19**	0.77
- value (£m)	**420.3**	208.4
- % of book	**1.61**	0.87
Residential loan impairment allowance		
Impairment allowance	**46.1**	38.9
- % of residential assets	**0.18**	0.16
- % of residential non-performing loans	**11.0**	18.7

It takes a period of around 18 months for interest rate changes to translate into arrears and a further period of time before arrears result in realised losses. The amount of impaired balances on the balance sheet has increased correspondingly to £48.4m (2004: £42.0m). This amount represents the balance of mortgages we anticipate may not be repaid resulting in a potential loss and has been increased as a proportion of total lending balances to 0.18% (2004: 0.16%).

The charge to the Income Statement is derived from the amount of impaired balances less any recovered amounts in excess of balances previously written-off. As a result of these movements, a net charge of £5.7m (2004: credit £1.0m) was made in 2005.

Taxation

The tax charge for 2005 was below the standard rate of corporation tax in the UK of 30% due to elements of earnings being derived from overseas and taxed at a lower rate than in the UK and ongoing temporary adjustments. Based on the underlying profit of £310.1m (2004: £280.4m), the total tax charge is £74.7m (2004: £67.0m). This equates to an underlying effective tax rate of 28.5% (2004: 27.6%).

BUSINESS SEGMENT PERFORMANCE

Lending

The Lending business developed well in 2005 generating £250.2m (2004: £249.8m) profit before tax. Our strategy of being a leading provider of specialist lending products continues to contribute significant profits to the Group.

Net interest income in the Lending business improved by £4.8m to £294.3m (2004: £289.5m). The rate of increase in interest income is slower than that of the loan growth as the majority of the increase in loans was in the second half of the year. Gross residential lending in the second half was £4.7bn compared to £2.5bn in the first half when the market was less buoyant and our business was rebuilding following measured reduction in new lending as we implemented the new mortgage administration system in 2004. This increase positions the Lending business well as growth in balances will translate to improved income levels. The change in mix between mature

Analysis of lending balances

	Residential	Commercial	Proforma Total
	£m	£m	£m
Gross advances	**5,754**	**1,663**	**7,417**
Net advances	**2,661**	**(294)**	**2,367**
Acquired mortgages	**1,406**	**-**	**1,406**
Balances as at 31 December 2005	**26,116**	**5,011**	**31,127**
Gross advances	6,396	1,496	7,892
Net advances	1,697	117	1,814
Acquired mortgages	1,259	-	1,259
Balances as at 31 December 2004	23,676	5,292	28,968

Product mix
For the 12 months to 31 December 2005

	New Mortgages		Balance	
	£m	%	£m	%
Buy-to-let	**4,386**	**61**	**15,107**	**58**
Self-cert	**1,936**	**27**	**4,733**	**18**
Lifetime	**205**	**3**	**449**	**2**
Standard	**633**	**9**	**5,827**	**22**
Total	**7,160**	**100**	**26,116**	**100**

higher margin loans and new lending continued, leading to a small decrease in the lending margin to 1.03% (2004: 1.05%). New business margins remained stable reflecting the strength of the Mortgage Express brand and products. Non-interest income improved to £32.6m from £27.0m in the previous year. The increase is driven by a higher level of fee income per loan across the whole spectrum of loans. In total, Lending net income increased by 3% to £326.9m (2004: £316.5m).

Lending

	2005	Proforma 2004
	£m	£m
Net interest income	**294.3**	289.5
Non-interest income	**32.6**	27.0
Net income	**326.9**	316.5
Administrative expenses	**(71.0)**	(67.7)
Impairment (loss)/credit	**(5.7)**	1.0
Underlying profit before taxation	**250.2**	249.8

Lending key indicators

	2005	Proforma 2004
Net interest margin (%)	**1.03**	1.05
Total lending assets (£bn)	**31.1**	29.0
Residential assets (£bn)	**26.1**	23.7
Residential advances (£bn)	**7.2**	7.7
Residential redemptions (£bn)	**4.5**	4.7
Residential redemptions (% opening book)	**19.0**	22.6
Residential mortgage market share (% new advances)	**2.8**	2.7
Commercial advances (£bn)	**1.7**	1.5
Commercial book (£bn)	**5.0**	5.3
Lending risk weighted assets (£bn)	**14.9**	14.8

Administrative expenses increased to £71.0m (2004: £67.7m) as a consequence of higher volumes of new applications and investment in the new mortgage administration system. Impairment charges increased to £5.7m (2004: credit £1.0m) reflecting a larger number of cases in arrears and increased loan balances. Overall, arrears levels remain low and the increases in 2005 reflect the higher cost of borrowing and tighter fiscal conditions in the UK generally. Arrears have moved in line with our expectations and economic conditions.

Lending balances grew by 7% to £31.1bn (2004: £29.0bn). Gross new lending, including loan book acquisitions, was £8.8bn (2004: £9.2bn). Residential advances were £7.2bn (2004: £7.7bn) including acquisitions of £1.4bn (2004: £1.3bn). Commercial lending originated £1.7bn (2004: £1.5bn) of new loans.

The rate of redemptions on residential mortgages improved to 19% (2004: 23%). Commercial redemptions increased in 2005 to £2.0bn (2004: £1.4bn) as competition in the market for commercial property intensified and a number of borrowers refinanced facilities at prices we chose not to match.

The structure of the lending balances analysed by main product type reflects the Group's policy to specialise in segments of the mortgage market where the returns are superior to the majority of standard mortgages. The largest segment is the buy-to-let market where Bradford & Bingley is the market leader with around a fifth of the lending stock. The next largest product group is self-cert mortgages, designed to meet the needs of self-employed workers or people whose income contains significant elements of bonus or commission. Lifetime mortgages are a relatively new product area for the Group where we have established a strong position as one of the largest lenders in this strategically important market.

Treasury & Reserves

Net income in Treasury & Reserves increased to £49.7m (2004: £45.1m). The growth in income reflects improved returns on the Group's reserves and a reduction in the overall cost of borrowing.

Treasury & Reserves

	2005	Proforma 2004
	£m	£m
Net interest income	**47.7**	35.1
Gains less losses on sale of debt securities	**0.9**	10.0
Fair value net gains	**1.1**	-
Net income	**49.7**	45.1
Administrative expenses	**(10.4)**	(8.2)
Underlying profit before taxation	**39.3**	36.9
Risk weighted assets (£bn)	**4.2**	4.0

During 2005 the Treasury team has continued to improve the strength and stability of the balance sheet by attracting new investors in both the secured and unsecured wholesale markets. New funds have been raised in the form of securitised bonds £2.0bn (2004: £2.0bn) and using the reputation and strength of Bradford & Bingley to issue a further £1.0bn (2004: £2.6bn) to the wholesale money markets. Administrative expenses increased to £10.4m (2004: £8.2m) owing to investment in the Treasury infrastructure and the wider range of funding activities.

Retail

The Retail improvement programme continued in 2005 leading to an increase in profits of 14% to £70.2m (2004: £61.6m). The Retail business provides savings deposit, mortgage broking, general insurance and other financial products through our branches and online. In addition, investment services are provided via L&G with advisers operating in Bradford & Bingley branches.

Retail

	2005 £m	Proforma 2004 £m
Net interest income	**127.3**	121.7
Non-interest income	**66.1**	77.7
Net income	**193.4**	199.4
Administrative expenses	**(123.2)**	(137.8)
Underlying profit before taxation	**70.2**	61.6

Retail key indicators

	2005 £m	Proforma 2004 £m
Net interest margin (%)	**0.73**	0.80
Savings balances		
- branch based (£bn)	**12.6**	12.5
- direct (£bn)	**2.7**	1.6
- Isle of Man (£bn)	**2.4**	2.1
Operating margin	**36.3**	30.9

Retail deposits form an important part of our balance sheet funding. This business continued to flourish leading to an increase in deposit balances of £1.5bn to £17.7bn (2004 £16.2bn) and in net interest income of 5% to £127.3m (2004: £121.7m). The development of our online savings account has been particularly strong adding £1.2bn in the year to reach a total balance of £2.0bn (2004: £0.8bn).

Income in the remainder of the Retail business fell to £66.1m from £77.7m in 2004 as the Group sold fewer financial services products but at an improved level of profitability. The change of approach in Retail is most significantly demonstrated by a reduction of 11% in administrative expenses to £123.2m (2004: £137.8m). Consequently the operating margin improved to 36.3% from 30.9% in the previous year.

Group Services

The net underlying cost of Group Services improved by £10.0m to £49.6m (2004: £59.6m). The improvement in the net cost has been the result of the successful cost reduction programme which contributed to 15% lower administrative expenses of £60.2m (2004: £71.2m).

Group Services

	2005 £m	Proforma 2004 £m
Net income	**10.6**	11.6
Administrative expenses*	**(60.2)**	(71.2)
Underlying loss before taxation	**(49.6)**	(59.6)

* Underlying basis

Balance Sheet

The Group's total assets increased to £40.8bn (2004: £38.2bn) in 2005 due mainly to the success of our Lending business increasing total loans to £31.1bn (2004: £29.0bn).

Treasury wholesale assets were £9.0bn, compared to the £8.9bn balances at the end of 2004. Fixed and other assets remained at £0.3bn (2004: £0.3bn). Of the increase in balances in 2005, £0.4bn is as a consequence of changes under IFRS requiring the fair value of derivatives to be included among total assets. Similarly, £0.3bn has been added to liabilities.

Balance Sheet

	2005 £m	Proforma 2004 £m
Assets		
Wholesale assets	**8,978**	8,905
Derivatives and fair value adjustments	**418**	-
Loans and advances to customers:		
Residential mortgages	**26,116**	23,676
Commercial and other secured loans	**5,011**	5,292
	31,127	28,968
Fixed and other assets	**317**	315
Total assets	**40,840**	38,188
Liabilities and equity		
Retail deposits	**17,661**	16,161
Non-retail deposits	**19,688**	19,013
Derivatives and fair value adjustments	**331**	-
Other liabilities	**481**	512
Subordinated liabilities	**1,165**	1,119
Other capital instruments*	**174**	148
Equity	**1,340**	1,235
Total liabilities and equity	**40,840**	38,188

* Minority interest in 2004

Retail deposits increased by 9% to £17.7bn (2004: £16.2bn) reflecting strong growth in our eSavings product. A net £0.7bn was also added to non-retail deposits mainly through increased access to securitisation markets.

Capital

The Group's capital for regulatory purposes has increased to £2.6bn (2004: £2.5bn). The increase is in tier 1 capital up to £1.5bn (2004: £1.4bn). Tier 2 capital remained £1.1bn (2004: £1.1bn).

The Group's solvency position has improved with a total capital ratio of 13.5% (2004:13.2%) and a tier 1 ratio of 7.9% (2004: 7.5%). This improvement has arisen in part due to increased use of securitisation as a source of funds, now £4.4bn (2004: £2.7bn). These amounts are excluded from the Group's risk weighted assets of £19.1bn (2004: £18.8bn).

Capital structure

	2005 £m	Proforma 2004 £m
Share capital and reserves	**1,340.3**	1,234.7
Deductions	**(69.4)**	(29.1)
Net pension deficit	**78.5**	59.2
Innovative tier 1	**148.5**	148.1
Total tier 1 capital	**1,497.9**	1,412.9
Upper tier 2	**567.9**	571.7
Lower tier 2	**567.2**	570.6
Total tier 2 capital	**1,135.1**	1,142.3
Deductions	**(63.2)**	(79.6)
Total capital	**2,569.8**	2,475.6
Risk weighted assets (£bn)	**19.1**	18.8
Tier 1 ratio (%)	**7.9**	7.5
Total capital ratio (%)	**13.5**	13.2
Tier 2 to tier 1 ratio (%)	**75.8**	80.8

RISK MANAGEMENT AND CONTROL

In the ordinary course of business, the Group is exposed to, and manages, a variety of risks, with operational, credit, market and liquidity risk being of particular significance. The management of risk is fundamental to the Group, with the Board having responsibility for the overall system of internal control and for reviewing its effectiveness.

The Board has delegated specific risk monitoring and control responsibilities to the Audit Committee, the Group Risk Committee and the Asset & Liability Management Committee ('ALCO').

Each business area within the Group is responsible for the identification and assessment of their particular risk exposures, and implementing risk management policies, limits and procedures as approved by the Board. The key areas of risk the Group faces are discussed below.

Operational risk

Operational risk is defined as the potential risk of financial loss or impairment to reputation resulting from inadequate or failed internal processes and systems, from the actions of people or from external events. The Group's business units manage this risk through appropriate controls and loss mitigation actions, including insurance. These actions include a balance of policies, appropriate procedures and internal controls to ensure compliance with laws and regulations. In addition, specialist support functions provide expertise in operational risk areas such as information security, financial services compliance, fraud management, security and business continuity management.

Credit risk

Credit risk is defined as the potential of financial loss if counterparties (borrowers) are not able to meet their obligations as they fall due. The Group is firmly committed to the management of this risk in both its lending and wholesale money market activities. In its core lending activities, the Group employs sophisticated credit scoring, underwriting and fraud detection techniques that support sound credit decision making and work to minimise losses. A proactive approach to the identification and control of loan impairment is maintained in the Credit Risk Management and Credit Control areas.

Lending policies and limits are reviewed and approved annually by the Board, with the associated credit risk processes defined and managed centrally. The Group Risk Committee ensures that any exposure to credit risk, significant changes in policy, or expansion into new areas of business remain within overall risk exposure levels as agreed by the Board. Authorised credit risk limits for wholesale money market counterparties reflect the size, depth and quality of a counterparty's capital base and, where published, credit ratings assigned by the major credit rating agencies. The policies and limits covering Treasury counterparty credit risk exposure are reviewed and approved annually by the Board.

Social, environmental and ethical ('SEE') risks

Having identified the need to consider SEE risks within our risk management and control policies, our Group Strategy function now includes SEE risks on their monthly risk analysis.

Market risk

Market risk is defined as the potential adverse change in Group income or Group net worth arising from movements in interest rates, exchange rates or other market prices. Market risk exists to some extent in all of the Group's businesses. Effective identification and management of market risk is essential for maintaining stable net interest income.

Interest rate risk is the most significant form of market risk to which the Group is exposed. It arises from mismatches between the repricing dates of the interest-bearing assets and liabilities on the Group's balance sheet, and from the investment profile of the Group's free reserves. Treasury is responsible for managing this exposure within the market risk exposure limits set out in the Group's policies. The Group's exposure to market risk is governed by the Balance Sheet Management policy as approved by the Board. This policy sets out the nature of the market risks that may be taken along with aggregate risk limits, and stipulates the procedures, instruments and controls to be used in managing market risk.

The Board has delegated responsibility for managing the Group's exposure to market risk to the ALCO. It is the ALCO's responsibility to approve strategies for managing market risk exposures and ensuring that Treasury implements the strategies so that the exposures are managed within the Group's approved policy limits. The ALCO meets regularly and reviews reports and other analyses showing the Group's exposure to market risk.

Foreign exchange risk

The Group raises and invests funds in currencies other than sterling. Accordingly, foreign exchange risk arises from activities related to the Group managing borrowing costs and investment returns. As with interest rate risk, Treasury is responsible for managing this exposure within the limits as set out in the Group's policies.

Foreign exchange risk is managed primarily through the use of currency swaps and forward foreign exchange contracts. It can also be managed, when appropriate, by foreign currency denominated liabilities being matched with assets denominated in the same foreign currency.

Liquidity risk

It is Group policy to ensure that funds are available at all times to meet the Group's obligations, including the withdrawal of customer deposits, the draw-down of customer facilities and growth in the balance sheet. The development and implementation of liquidity policy is the responsibility of the ALCO.

The day-to-day management of liquidity is the responsibility of Treasury, which provides funding to, and takes surplus funds from, each of the Group's businesses as required. Liquidity policy is approved by the Board and agreed within a framework established by the Financial Services Authority ('FSA'). Regulatory guidelines and potential outflows of funds drive the scope and nature of the Group's holdings of readily realisable liquid assets.

Derivatives

The Board, through the Balance Sheet Management policy, has authorised the use of certain derivative instruments for the purposes of supporting the strategies and operational business activities of the Group. These instruments are also used to manage the risk arising due to changes in interest rates and foreign exchange rates.

Detailed disclosures on interest rate risk, foreign exchange risk, and the use of derivatives are set out in Note 40 to the Financial Statements in accordance with IAS 32, 'Financial Instruments: Disclosure and Presentation'.

BOARD OF DIRECTORS AS AT 15 FEBRUARY 2006

01 | Rod Kent
Chairman
Rod (age 58) joined the Board in September 2002 and became Chairman in November 2002. He was Managing Director of Close Brothers for 28 years, during which time he led the management buy-out in 1979 and took the company public in 1984; he remains a Non-executive Director of Close Brothers Group plc. He is also Chairman of Grosvenor Limited, a Non-executive Director of Grosvenor Group Limited and Whitbread Group plc and a Trustee of The Esmee Fairbairn Foundation. He is Chairman of the Nominations Committee.

02 | Steven Crawshaw
Group Chief Executive
Steven (age 44) joined Bradford & Bingley from Lloyds TSB in 1999 as Flotation Director before he was appointed to the Board in January 2002 taking responsibility for Group Strategy, HR & IT. He became Managing Director, Lending in January 2003. He was appointed Group Chief Executive in March 2004. He is a member of the Nominations Committee.

03 | Ian Cheshire
Non-executive Director
Ian (age 46) joined the Board in August 2003. He is Chief Executive of B&Q, part of the Kingfisher plc group. He has been an Executive Director of Kingfisher plc since June 2000 and prior to his appointment at B&Q was Chief Executive, International and Development. Since joining Kingfisher in 1998, he has been Group Director of Strategy & Development and from May 2000 Chief Executive of e-Kingfisher. Before joining Kingfisher he worked for Boston Consulting Group, Guinness and a number of retail businesses including Sears. He was previously a Non-executive Director of Hit Entertainment. He is a member of the Audit Committee, the Remuneration Committee and the Nominations Committee.

04 | Nicholas Cosh
Non-executive Director
Nicholas (age 59) joined the Board of Bradford & Bingley Building Society in July 1999 and the plc Board in April 2000. He is a chartered accountant and was formerly Group Finance Director of a number of companies including JIB Group, MAI and Charterhouse Japhet. He is Chairman of Kiln plc and a Non-executive Director of ICAP plc, Computacenter plc and Hornby plc. He is a member of the Audit Committee and the Nominations Committee.

05 | George Cox
Non-executive Director
George (age 65) joined the Board of Bradford & Bingley Building Society in March 2000 and the plc Board in April 2000. He is Chairman of the Design Council, a member of the Supervisory Board of Euronext, a Director of Short Brothers plc and Enterprise Insight Ltd. Former appointments include Director General of the Institute of Directors, Chairman and Managing Director of Unisys, Chief Executive of P-E International, Non-executive Director of the London International Financial Futures Exchange (LIFFE) and Managing Director of Butler Cox. He received a knighthood in the Queen's birthday honours list in June 2005. He is Chairman of the Remuneration Committee, a member of the Nominations Committee and the recognised Senior Independent Director.



04 09 05 06 10

06 | Robert Dickie
Group Operations Director
Robert (age 46) joined Bradford & Bingley in January 2003 and was appointed to the Board in August 2003. He joined from Zurich Financial Services Group (UK) Ltd where he was Managing Director, UK Enterprise. Prior to this, Robert held a variety of senior positions at National Australia Bank which he joined from Clydesdale Bank. He is responsible for the information technology, human resources, property and procurement, lending operations, retail operations and customer relations functions.

07 | Chris Gillespie
Group Lending Director
Chris (age 42) joined Bradford & Bingley in March 2005 and was appointed to the Board in September 2005 to take responsibility for the lending activities in the residential and commercial property sectors and the treasury function. He previously held senior positions at Barclays and HFC.

08 | Louise Patten
Non-executive Director
Louise (age 52) joined the Board in December 2003. She is currently Non-executive Chairman of Brixton plc and a Non-executive Director of Marks and Spencer Group plc as well as senior adviser to Bain & Co. She began her career at Citibank and remained in financial services until 1993, when she joined the management consultancy, Bain & Co, as a Partner. Her previous experience as a Non-executive Director includes the Hilton Group, GUS and Somerfield. She is a member of the Remuneration Committee and Nominations Committee.

09 | Stephen Webster
Non-executive Director
Stephen (age 53) joined the Board in May 2003. He is Group Finance Director of Wolseley plc, the building materials distribution company. He is a chartered accountant and was formerly a Partner at Price Waterhouse. He is a member of the Hundred Group Financial Reporting Committee. He is Chairman of the Audit Committee and a member of the Nominations Committee.

10 | Chris Willford
Group Finance Director
Chris (age 43) was appointed to the Board as Group Finance Director in October 2005. He previously held senior finance roles at Abbey, Barclays and British Airways. He is responsible for the finance, compliance, risk, audit, legal and company secretarial functions.



01 02 03 08 07



Corporate Social Responsibility Report

Bradford & Bingley sets goals and targets for its CSR programme and we report on our progress in 2005 and the targets set for 2006.

2005 Goals

- To improve disclosure of the CSR programme by increasing the information available to the public (Achieved)
- To continue to support Shelter's freephone housing advice line, increasing the number of calls to the helpline (Achieved)
- To increase the number of departments who are Carbon Neutral (Achieved)
- To continue to increase the percentage of staff giving to charity via payroll giving (Achieved)
- To increase the programme of support to branches for local community involvement (Partly achieved)

2006 Goals

- To develop and set targets for the key performance indicators of our CSR programme
- To support the social and economic regeneration of West Yorkshire
- To launch further product initiatives with a CSR element
- To continue to increase staff involvement in our CSR programme
- To continue to support Shelter's freephone housing advice line, increasing the number of calls to the helpline

Bradford & Bingley believes in placing Corporate Social Responsibility ('CSR') at the heart of our business activities. We aim to conduct our business in a socially responsible manner in respect of the environment, staff, customers, shareholders and local communities.

We continue to structure our CSR reporting along the FORGE framework for CSR Management and Reporting for the Financial Services Sector. We report against the four major themes identified by FORGE as being those most relevant to financial services organisations – Marketplace, Workplace, Community and Environment. The FORGE Group is a consortium of financial institutions and involves the British Bankers' Association and the Association of British Insurers.

Bradford & Bingley is a national member of Business in the Community and the London Benchmarking Group.

Bradford & Bingley continues to be a member of the FTSE4Good Index of socially responsible companies and in 2005 we were pleased to be recognised as one of the top 100 Companies That Count by the Sunday Times where we were ranked 57th in the UK in the Business in the Community Corporate Responsibility Index.

Bradford & Bingley was awarded two 'Big Ticks' in Business in the Community's Awards for Excellence; one for our work with Shelter, and a collaborative action award for our support of West Midlands Business Action on Homelessness.

Our CSR report has for the first time been independently verified this year by Bureau Veritas, who carried out our environmental audit in 2004.

Mark Stevens, Managing Director Group Strategy, continues as the executive responsible for the Group's CSR programme.

Doing the right thing in the marketplace

Following our strategic refocus in 2004 we now have two well established arms to our business:

- Lending: providing a range of residential mortgages, secured commercial property loans and loans to housing associations
- Retail: selling Bradford & Bingley's own savings products and a choice of other financial products through our branches and direct channels.

Both of these arms have their own approach to CSR but significantly, both have been able to demonstrate their CSR credentials through their product and services range this year.


Bradford & Bingley

POSITION IN THE BUSINESS IN THE COMMUNITY CORPORATE RESPONSIBILITY INDEX

57th

Bradford & Bingley's lending business develops and manufactures a range of lending products primarily secured on residential property. As a company, we have made a policy decision not to participate in the unsecured consumer lending markets as we believe our underwriting expertise is in secured lending.

Bradford & Bingley's residential lending activity focuses on a range of niche areas providing mortgages for individuals who need a more specialist product than those available in the mainstream market. These products are sold under the Mortgage Express brand.

Bradford & Bingley has the largest buy-to-let customer base in the UK, and in November completed its 6,000th lifetime mortgage. Over 30% of lifetime mortgages sold through mortgage intermediaries such as Independent Financial Advisers are Mortgage Express products.

These products are ones that address some of the growing concerns within the housing market in the UK. The growth of buy-to-let has increased the availability of rental housing stock in the UK, making it easier for people to find affordable housing. Lifetime mortgages enable homeowners over the age of 60 to release some of the equity they have built up in their properties to enhance their lifestyle in retirement.

Bradford & Bingley continues to be a member of Safe Home Income Plans ('SHIP'). SHIP is the UK's leading professional body for equity release providers, launched in 1991 and dedicated entirely to the protection of borrowers and promotion of safe home income and equity release plans. We observe the SHIP Code of Practice which has been welcomed by Age Concern. As a member of SHIP, Bradford & Bingley guarantees that borrowers cannot lose their home – whatever happens to the stock market or interest rates. More details about SHIP are available on its website, www.ship-ltd.org

Bradford & Bingley also continues to be active in lending to Housing Associations throughout the UK. Housing Associations are non-profit organisations that provide affordable rented homes for people unable to satisfy their housing needs in the open market.

We have provided loans to over 120 housing associations and now finance over 100,000 social rented homes throughout the UK. Bradford & Bingley's commitment to the housing association sector at £2.3 billion, equates to over 7% of the Group's total mortgage commitments.

The Savings business develops and sells Bradford & Bingley's competitive range of deposit based investment products through our branch network, online and via post/telephone. In August, we launched two new savings accounts for children, FirstSave and SmartSave.

FirstSave, an instant access account for children up to the age of 12, is an ideal account to begin building up savings for the future. SmartSave is also an instant access account and is available for young adults up to the age of 25.

FirstSave and SmartSave were launched in association with Aardman Animations and Wallace & Gromit's Children's Foundation. For every new account opened, Bradford & Bingley made a £1 donation to the Foundation and in 2005 over £11,000 was donated. In addition, the branch network sold a range of pin badges provided by Wallace & Gromit's Children's Foundation which raised a further £27,700 – the highest amount ever raised by a pin badge campaign at Bradford & Bingley. The Foundation is a national charity raising funds to improve the quality of life for children in hospitals and hospices throughout the UK. The Foundation funds an innovative range of projects to ensure children in hospitals and hospices have a better, brighter future. Created in 2003, the Foundation has funded projects in 23 hospitals and hospices.

Doing the right thing in the workplace

Our employment practices continue to reflect the human rights standards enshrined in the United Nations Universal Declaration of Human Rights and the International Labour Organisation Conventions, and cover such items as minimum working age, working hours, health and safety and discrimination.

Our workforce should reflect the communities in which we live and work, and our employment practices help us to deliver on this goal. Bradford & Bingley is a member of Employers' Forum on Disability, Employers Forum on Age, Race for Opportunity and Opportunity Now. These organisations look at ways to promote awareness of disability, age, race and gender within the workplace. Women now occupy 45% of management roles (2004: 44%) and 24% of senior management roles (2004: 23%) within the Group. Women represent 10% of the Board (2004: 22%).

Ethnic minorities occupy 5% of management roles (2004: 7%) and 6% of senior management roles. We have seen a slight drop in the number of ethnic minorities employed in the workforce (2005: 10%, 2004: 11%) but Bradford & Bingley continues to support and work with Quest for Economic Development, an organisation supporting the South Asian community within the UK, to ensure we have robust and fair employment policies for all staff.



We recognise that the well being of our employees is vital to our business. We have comprehensive policies agreed with the recognised staff union ('UBAC') on Flexible Working and Fair Treatment at Work. We continue to offer a confidential counselling service, provided free of charge to employees and their families, to enable discussion of any issue affecting their lives at work or at home.

Bradford & Bingley was awarded the 'two ticks' symbol by the Employment Service in June 1995. This publicises our commitment to people with disabilities. Using the 'two ticks' symbol means we are working towards the guidelines in the Employment Service Code of Good Practice on the Employment of Disabled People. We have induction loops in all branches, and have wheelchair access and power assisted doors across the branch network. Bradford & Bingley also provides sign language and manual interpreting services in conjunction with the Royal National Institute for the Deaf ('RNID') and offer RNID's Typetalk service. We have undertaken further Typetalk training and will continue to do so throughout 2006.

Bradford & Bingley is also committed to ensuring accessibility across our product range and we continue to provide customers with literature in different formats, such as Braille, audio and large print. Our corporate and customer facing websites were also relaunched in 2005, having undergone accessibility audits by the Royal National Institute for the Blind to ensure the websites are as user friendly as possible.

Bradford & Bingley has carried out a thorough review of all Health & Safety, Business Continuity and Security policies in 2005.

The Group's Health & Safety Policy Statement was updated and a full copy was issued to every branch and department. This Policy Statement is reviewed by the Board of Directors every twelve months.

To help meet the objectives set out in the policy statement, Bradford & Bingley has established a clear and simple structure for managing health and safety which identifies the roles and responsibilities everyone has in ensuring a safe place of work. This was communicated to all staff through an online training session.

Robert Dickie, Group Operations Director, is the nominated member of the Board of Directors responsible for Health & Safety and chairs the Group Health & Safety Committee. Bradford & Bingley consults with its staff, management and UBAC on health and safety matters through the Group Health & Safety Committee. As part of our ongoing development in this area, all line managers undertook a half day training course on Health & Safety in 2005.

We continue to encourage employees to benefit from the Group's success through share schemes. Currently, 39% of employees hold at least one Sharesave account (2004: 52%), enabling them to save to buy Bradford & Bingley shares.

We carried out our staff opinion survey in September, giving all staff an opportunity to feed back in confidence their views and opinions of Bradford & Bingley. A series of roadshows were then carried out where the senior executive team fed back the results and invited further discussion.

Doing the right thing in the community

In 2005, there was an increase in Bradford & Bingley's community programme (2005: £1,320,612; 2004: £1,295,639), continuing for a sixth consecutive year the investment of over £1 million in the communities in which we live and work. Preventing and alleviating the causes of homelessness continues to be our main corporate area of support. However, in 2005, we gave a larger focus to our support of charities and organisations throughout West Yorkshire, specifically in Bradford and the Aire Valley where our Head Office is based.

Preventing and alleviating the causes of homelessness

Bradford & Bingley continues to support Shelter, the UK campaigning charity for homeless and badly housed people. Our support helps Shelter's freephone housing advice line, the gateway to the majority of Shelter's services.

Bradford & Bingley is a national member of Business Action on Homelessness ('BAOH'). BAOH is a unique partnership between leading businesses, homelessness agencies and the Government which aims to break the vicious cycle of no job, no home, through helping homeless people to find employment and achieve independent living. Steven Crawshaw, Bradford & Bingley's Group Chief Executive sits on the BAOH executive forum.

During 2005, we continued to strengthen our links with many community groups across West Yorkshire. Our Community Action Team



has continued to encourage and co-ordinate employee involvement across West Yorkshire.

The Community Action team has used central budgets to specifically support local communities and consists of staff from across all functions of the business and a representative from the Community Affairs team. They meet on a monthly basis to consider requests from local charities and community groups and make small grants of about £300 on average. During 2005, 39 charities received funding in the Bingley area.

Bradford & Bingley continues to support employee involvement, in particular through supporting their fundraising activities. All employees are able to apply for funds to match their own fundraising efforts for charity in a scheme which matches the first £250 of funds raised per employee. During the year, 85 employees received matching (2004: 147) totalling £19,151 (2004: £26,908). Although this is a decrease from 2004, it should be remembered that staff numbers were lower in 2005 compared to most of 2004.

Bradford & Bingley also matches employee donations through the payroll-giving programme, Give As You Earn. We continued to promote the scheme to new and existing employees via online and internal promotions and have seen an increase both in take up and amount donated and we now have 7.6% (2004: 8.8%) of our workforce donating via Give As You Earn. We have set ourselves a target to increase this to 10% in 2006. Bradford & Bingley matched £74,628 of employee donations (2004: £65,900).

Doing the right thing in the environment
In 2005, Bradford & Bingley has built on the work carried out in our environmental audit of 2004 to deliver increased environmental performance and disclosure.

In preparation for the EU Accounts Modernisation Directive, we have worked with Trucost, an independent environmental research organisation to identify the Environmental Key Performance Indicators relevant to Bradford & Bingley. To do this, we have worked from the consultation document Environmental Key Performance Indicators – Reporting Guidelines for UK Business published by the Department of Environment, Food & Rural Affairs in 2005.

The main waste streams produced by Bradford & Bingley consist of general office waste, confidential paper waste and IT equipment. In 2005, we have reported on a weekly basis the amount of waste generated and the percentage recycled. In 2006, we have set a target for 65% of our waste to be recycled. There are procedures in place to recycle paper, plastic cups, toners, metals, IT components and mobile telephones at central locations, whilst our branches recycle toners, IT components and mobile telephones.

Mowlem Technical Services are in the second year of a three year facilities management contract for Bradford & Bingley. Energy management forms part of the service, which is being delivered nationally via a team of mobile engineers checking on site controls and a central management provision monitoring consumption. Water conservation measures are being put in place in central facilities to help reduce water consumption.

Printing managers Williams Lea purchase print services on behalf of Bradford & Bingley. All products purchased are derived from sustainable managed forestry (plantation crop).

Bradford & Bingley continues to use the Financial Services Purchasing Forum collaborative environmental best practice principles. This document, developed by the financial industry, outlines six principles and Bradford & Bingley's progress against these principles is explored in detail in our CSR Report.

To demonstrate our commitment to disclosure of our CSR programme, we have also published our confidential feedback from the Corporate Responsibility Index on our www.bbg.co.uk website.

Bradford & Bingley produces a separate CSR Report which is available on our website, www.bbg.co.uk or on request to csr@bbg.co.uk. Alternatively, please write to CSR Department, Bradford & Bingley, 134b New Street, Birmingham B2 4NP to request a printed copy.

This is a summary of the full CSR Report. For more details, please refer to the full report which includes a much larger range of key performance indicators than is possible to include in this summary.

BRADFORD & BINGLEY'S COMMUNITY PROGRAMME IN 2005

£1,320,612

Bradford & Bingley continues to see Carbon Neutral® as a positive way to offset the Carbon emissions from our business. Both the CSR Report and the Annual Report & Accounts are Carbon Neutral® to minimise their environmental impacts. In 2005, we made the Insurance Marketing, Internal Communications and Group Strategy departments Carbon Neutral®. In a sign of his commitment to leadership in this area, Steven Crawshaw, Group Chief Executive also made his office Carbon Neutral®.

We continue to use the Carbon Neutral Company (formerly known as Future Forests) as our partner for the programme of tree planting to offset the carbon emissions.



CONTENTS

DIRECTORS' REPORT

The Directors have pleasure in presenting their Report for the year ended 31 December 2005.

Principal activities
The principal business activities of Bradford & Bingley are to:

- provide a range of residential mortgages, secured commercial property loans and loans to Housing Associations; and
- offer a range of Bradford & Bingley's own savings products and a wide choice of other financial products through its branches and direct channels (including products regulated under the Financial Services and Markets Act 2000).

The Group's activities during 2005 and outlook are reviewed in the Chairman's Statement and the Group Chief Executive's Review on pages 4 to 9, whilst financial aspects, including financial risk management, are covered in the Group Finance Director's Review on pages 10 to 17. A list of the principal subsidiaries, and the nature of each company's business, is given in note 19 to the Financial Statements.

Results and dividend
The profit before tax and loss on sale of discontinued operations for the year ended 31 December 2005 was £263.5 million (2004: £231.9 million). The Directors are proposing the payment of a final dividend of 12.3 pence per share on 5 May 2006 to shareholders on the Register at the close of business on 24 March 2006. Together with the interim dividend of 6.0 pence per share, this will make a total dividend for the year of 18.3 pence per share (2004: 17.1 pence per share). For further details on the Group's results, please see the Group Finance Director's Review on pages 10 to 17.

Directors and their interests
The current Directors of Bradford & Bingley plc and their biographical details are shown on pages 18 and 19. Chris Gillespie was appointed to the Board on 26 September 2005 as Group Lending Director. Chris Willford was appointed to the Board on 3 October 2005 as Group Finance Director. Rosemary Thorne stepped down as Group Finance Director on 3 October 2005 and resigned from the Board on 29 November 2005.

Stephen Webster and Robert Dickie will retire by rotation at the forthcoming Annual General Meeting ('AGM') and offer themselves for re-appointment under the terms of the Articles of Association. Chris Gillespie and Chris Willford, who were appointed since the last AGM, are required to retire at the AGM and seek re-appointment in accordance with the Articles of Association. Details of the service contract notice periods for Messrs Dickie, Gillespie and Willford are contained in the table on page 33. Stephen Webster does not have a service contract.

The beneficial holdings in shares shown below include the Directors' personal holdings and those of their spouses and minor children.

	At 31 December 2005	At 31 December 2004
Rod Kent	**25,000**	25,000
Ian Cheshire	**328**	328
Nicholas Cosh	**8,000**	8,000
George Cox	**-**	-
Steven Crawshaw	**104,084**	49,102
Robert Dickie	**1,000**	1,000
Chris Gillespie	**3,100**	3,100*
Louise Patten	**3,500**	3,500
Stephen Webster	**3,000**	3,000
Chris Willford	**250**	250*

* As at date of appointment

The details of share options and other share awards made to Directors are shown in the Directors' Remuneration Report on pages 29 to 34. Further information regarding employee share schemes is given in note 5 to the Financial Statements.

There has been no change in the Directors' interests in shares or options granted by the Company between the end of the financial year and one month prior to the notice of the AGM. The Register of Directors' Interests, which is open to inspection by shareholders, contains full details of Directors' shareholdings and options to subscribe for shares.

Ordinary shares held
No Director had any material interest during the year in any contract of significance to the Group's business.

Corporate governance
Full details of the Board's approach to corporate governance are contained in the separate report on pages 26 to 28.

Share capital
Full details of the authorised and issued share capital are provided in note 32 to the Financial Statements.

a) Issue of ordinary shares
During 2005, 341,990 new ordinary shares were issued to satisfy awards under the terms of the Executive Incentive Plan. The current number of issued ordinary shares is 634,424,534.

b) Purchase of ordinary shares
At the AGM in 2005, the shareholders authorised the Company to purchase up to 63.4 million of the Ordinary 25 pence shares. This was a renewal of the authority granted in previous years. During the year no shares were purchased. The authority to purchase shares remains valid until the earlier of the AGM in 2006 or 25 October 2006. A resolution will be put to shareholders to renew the authority at the forthcoming AGM.

Major shareholders
At the date of this report the following interests of 3% or more in the issued share capital of the Company had been notified in accordance with Sections 198 to 208 of the Companies Act 1985:

Legal & General Group plc	3.10%
The Capital Group Companies	3.99%
Barclays PLC	4.61%

Corporate social responsibility
Bradford & Bingley is committed to carrying out its activities in a socially responsible manner in respect of the environment, employees (including equal opportunities, employee participation and staff incentives), customers, shareholders, local communities and other stakeholders. Further details are included in the report on corporate social responsibility on pages 20 to 23.

Charitable and political donations
During 2005, the Group allocated £1,320,612 to its programme of community investment, including payments to charitable organisations of £443,250. Details of the projects supported are given on pages 20 to 23.

CORPORATE GOVERNANCE

No contributions were made for political purposes in 2005. We do not plan any payments that might be deemed to be political in nature.

Creditor payment policy
It is the policy of the Company to pay creditor invoices within 30 days of the invoice date. The Company is willing to consider requests by small suppliers for a shorter settlement period. The average number of creditor days in 2005 was 12 days (2004: 14 days).

Annual General Meeting
The Notice of the AGM to be held on 25 April 2006 is given in the separate AGM booklet. Included in the ordinary business of the Meeting will be resolutions to seek shareholder authority to renew the authority for the Directors to issue shares, to not apply the statutory pre-emption rights to certain share issues and to enable the Company to make market purchases of its own shares, up to a maximum of 63.4 million shares. The special business of the Meeting will seek shareholder authority for a change to the Articles of Association.

Auditor
A resolution to re-appoint KPMG Audit Plc as auditors will be put to members at the forthcoming AGM.

By order of the Board

Alan Shankley
COMPANY SECRETARY
15 February 2006

Bradford & Bingley is committed to high standards of corporate governance in its business.

The Directors are pleased to report that throughout the year ended 31 December 2005 the Company complied with the provisions of the Combined Code ('the Code'). This Corporate Governance Report, coupled with the Directors' Remuneration Report, explains how the Company has applied the governance principles set out in the Code.

The Board
During the year, the Directors satisfied the main and supporting principles and provisions of the Code by the following actions, procedures and policies:

- The Board met nine times during the year. This included one meeting devoted to strategic matters. In addition, the Chairman held two meetings with the Non-executive Directors without the Executive Directors being present. One meeting of the Non-executive Directors chaired by the Senior Independent Director was also held without the Chairman present.
- As a matter of policy the roles of Chairman and Group Chief Executive are distinct and the offices are held by different people - Rod Kent and Steven Crawshaw respectively. The role of each is recorded in writing and has been agreed by the Board.
- During the year the constitution of the Board satisfied the Code at all times. At the end of the year the Board consisted of a Non-executive Chairman, five independent Non-executive Directors and four Executive Directors. The five independent Non-executive Directors bring wide experience from varied backgrounds to the workings of the Board and the Board considers that all independent directors meet the independence criteria set out in the Code.
- The recognised Senior Independent Director throughout the year was George Cox.
- The purpose of the Board is to govern the Group's strategic direction, supervise its operational management and define and monitor acceptable risk parameters for the Group. The Board has adopted a structure of mandates, granted to individuals and committees throughout the Group, whilst retaining specified matters for its exclusive decision. The specified matters include the approval of interim and final financial statements, the approval of recommendations in connection with the payment of dividends, approval of corporate governance arrangements, the approval of the Group's strategic direction and the approval of various policies to be adopted by the Group. The mandate structure enables authorised individuals to approve levels of expenditure and commit to contracts or other agreements in the normal course of business.
- The Board reviews its constitution every year and during 2005, for the second year running, the Chairman took the lead role in the evaluation of the performance of the Board, the principal committees and the performance and commitment of each Director. The process included detailed questionnaires, one-to-one interviews with the Chairman and a full discussion at a Board Meeting. George Cox, the Senior Independent Director, led the Non-executive Directors in the evaluation of the Chairman and a separate meeting, at which the Chairman was not present, was held for the purpose.

All Directors are subject to election by shareholders at the first AGM after their appointment by the Board and each Director is subject to re-appointment every three years in accordance with the Articles of Association. The Board has decided that Stephen Webster and Robert Dickie will retire by rotation at the AGM in 2006 and offer themselves for re-appointment by shareholders under the terms of the Articles of Association. Chris Gillespie and Chris Willford, who were appointed since the last AGM, are required to retire at the AGM and seek re-appointment in accordance with the Articles of Association. Following the evaluation process, these re-appointments were considered by the Nominations Committee which recommended to the Board that the performance of the individuals concerned was effective and their commitment exemplary. Further information about the recommended re-appointments is included in the Notice of the AGM.

- An appropriate training programme is established for new Directors to ensure that they are fully conversant with their responsibilities as a Director, with the business of the Group and with major

shareholders' views about the Company. During 2005, Chris Gillespie and Chris Willford followed an appropriate familiarisation programme in respect of their new Executive Director roles. A number of Non-executive Directors undertook visits to operational locations and branches, to enhance their understanding of the Group. Throughout their period in office all Directors are updated on Group business, the competitive and regulatory environment in which it operates and other changes as they occur, via presentations at Board or committee meetings, as appropriate.

- All Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures and applicable rules and regulations are observed. The Company Secretary also assists the Chairman in facilitating the Directors' training. The Directors are able to take independent professional advice at the Company's expense.

Principal Board committees

The Board has established a number of committees, each of which has detailed terms of reference. The three principal committees are the Audit, Remuneration and Nominations Committees. The Audit and the Remuneration Committees comprise only independent Non-executive Directors. The terms of reference of all these committees are available on request to the Registered Office and by visiting the 'Corporate Governance' section within the 'Our Business' part of the www.bbg.co.uk website.

During the year, the Audit Committee monitored the effectiveness of the Group's risk management process and its financial and other internal control systems, including effective internal audit, risk management and compliance functions. The Committee also reviewed the Group's accounting policies, financial statements and external reporting responsibilities with particular regard to International Financial Reporting Standards. It met with the external auditors and received all reports by them addressed to the Group. The Committee reviewed the arrangements for staff to raise concerns about possible improprieties in the area of financial reporting or other issues. The Committee also undertook corporate governance and other duties as required under the Financial Services and Markets Act 2000 and applicable regulations made under it. As a result of the 2004 evaluation of the operation of the Audit Committee, administrative improvements were made during 2005 in terms of the presentation of papers and the attendance at the Committee. Following the evaluation in 2005, the Committee established that they needed to develop a better understanding of the Group's risks and that the interaction between the Group's Risk and Compliance functions should be reviewed to ensure an appropriate division of duties. The Committee has agreed that there will be a review of the provision of external audit services with a tender process to take place during 2006.

The Audit Committee also considered the position of the auditors including any risk of conflict of interest. The Group recognises the importance of internal and external auditor independence and has adopted principles to safeguard this, as follows:

- the Group will continue to use the external auditors for non-audit work, where appropriate;
- the Group recognises the need for transparency around the services being provided and for a central independent overview. This is provided by the Audit Committee which monitors audit and non-audit fees paid; and
- there is an appropriate approval process for non-audit work to ensure the auditors' independence is not compromised.

The members of the Committee are Stephen Webster (Chairman), Ian Cheshire and Nicholas Cosh. The Board is satisfied that Mr Webster fulfils the Code requirement that at least one member of the Committee has recent and relevant financial experience.

The Remuneration Committee, during the year, reviewed the remuneration policy for the Group overall, and the salary, bonus and benefits arrangements for the Executive Directors and other members of the senior management team. The Committee also reviewed the grants and awards of schemes established by the Company and addressed the implications of the tax simplification changes that come into effect in April 2006 on the Company's pension arrangements. Further detail is provided in the Directors' Remuneration Report on pages 29 to 34. The members of the Committee are George Cox (Chairman), Ian Cheshire and Louise Patten. The Nominations Committee reviewed the composition of the Board. Chris Gillespie and Chris Willford were recommended for appointment to the Board. In making the recommendation, the Committee made reference to the succession plans and sought the advice of external recruitment consultants. The Board unanimously agreed to appoint Chris Gillespie and Chris Willford. In addition, the Committee recommended Directors for re-appointment at the AGM based on the performance evaluation results. The members of the Committee are Rod Kent (Chairman), Nicholas Cosh, George Cox, Louise Patten and Steven Crawshaw together with Ian Cheshire and Stephen Webster who joined the Committee with effect from 29 November 2005 following the 2005 committee evaluation process.

Shareholder relations

The Company is committed to ongoing, transparent communication across the shareholder base, whether to institutional investors, private or employee shareholders. The Summary Financial Statement, which details key facts about the Group's performance, is distributed to those private shareholders who have requested it. All Annual Report & Accounts and AGM documents, announcements, presentations and press releases are available on our www.bbg.co.uk website. The Company engages in two-way communication with institutional shareholders, fund managers and analysts to discuss publicly available information on its strategy, performance and policies. The Board receives feedback on these communications from the Directors attending the meeting, and is also regularly apprised of comments from institutional shareholders and analysts so that all Directors can develop a balanced understanding of the issues and concerns of shareholders. The Chairman and Senior Independent Director are available to meet shareholders on request and will ensure that the Board is aware of any shareholder concerns not resolved through the usual investor communications routes. At each AGM there is a review of the Group's performance and the Board welcomes the opportunity to gather views and take questions from shareholders.

In connection with the AGM, the Company discloses the level of proxy voting (including for, against and votes withheld), proposes separate resolutions and has a policy that the committee chairmen should attend the Meeting. In addition, the Notice of the AGM and any related papers are sent out to arrive at least 20 business days before the Meeting to ensure that shareholders have sufficient time in which to consider the items of business.

Internal control

The Board is responsible for the Group's system of internal control. It seeks regular assurance to satisfy itself that the system is functioning effectively in managing risks in the manner which it has approved. Such a system can only provide reasonable and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve business objectives.

Throughout the year ended 31 December 2005, the Group has operated a system of internal control, which includes an ongoing risk management process for identifying, evaluating and managing the significant risks faced by the Group. During the year, the Board has continued to review the effectiveness of the Group's system of financial and non-financial controls, including operational and compliance controls, risk management and the Group's highest level internal control arrangements. In addition, as part of the process of preparing this statement, the Board has also performed its annual assessment of the effectiveness of internal controls.

Changes in financial regulation continue within the industry, and the Group's risk management processes are kept under regular review to ensure that the Group responds appropriately both to actual and proposed regulatory changes.

The Group's management operate a risk management process, producing a Group-wide risk profile that identifies the Group's significant risks, the probability of those risks occurring and their impact should they occur, and has the prime responsibility for the design and operation of suitable controls and mitigating actions. The risk management process is complemented by a formalised reporting and escalation process for control issues. Internal audit has a key role in maintaining the control environment by providing independent assurance on the effectiveness of the Group's internal control systems. The Group Risk Committee oversees the risk management process, considers the Group-wide risk profile regularly and receives monitoring reports to update it on progress. Further information on risk management and control is set out on pages 16 to 17.

The Group is committed to developing and maintaining an appropriate risk management framework and culture with the aim of continuing to ensure that the management understand the key risks that the businesses face. This is achieved through an organisational structure with clear reporting lines and governed by appropriate business monitoring mechanisms, codes of conduct and policy statements.

The system of internal control has been in place throughout 2005 and up to the date of approval of the Annual Report & Accounts. It accords with the guidance from the Turnbull Committee.

In reviewing the effectiveness of this system, the Board takes into account the work of the Audit Committee, which receives reports from the Group Risk Committee on the Group's significant risks and how these are being managed. The Board also considers reports from internal audit, external audit, compliance and management on the system of internal control, adherence to regulatory requirements and material control weaknesses, together with actions taken to address them. The Chairman of the Audit Committee reports on the outcome of each meeting to the Board, where appropriate, and the Board also receives minutes of these committee meetings.

Going concern

The Directors confirm that they are satisfied that the Company has sufficient resources to continue in operation for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

Board Meeting and committee attendance 2005

The table below shows the attendance by Directors at the Board Meetings and at the principal committees of which they were members during the year. Director absences were the result of unavoidable diary clashes and, in all cases, were agreed with the Chairman in advance.

	Board	Audit Committee	Remuneration Committee	Nominations Committee
Rod Kent	9/9	-	-	2/2
Steven Crawshaw	9/9	-	-	2/2
Ian Cheshire	8/9	4/5	2/4	-
Nicholas Cosh	8/9	5/5	-	2/2
George Cox	7/9	-	4/4	2/2
Robert Dickie	9/9	-	-	-
Chris Gillespie	3/3	-	-	-
Louise Patten	8/9	-	4/4	2/2
Rosemary Thorne	7/8	-	-	-
Stephen Webster	8/9	5/5	-	-
Chris Willford	2/2	-	-	-

DIRECTORS' REMUNERATION REPORT

The following report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 (the 'Regulations', now contained in Schedule 7A to the Companies Act 1985) and approved by the Board for agreement with the shareholders.

The Remuneration Committee

The role of the Remuneration Committee (the 'Committee') is to assist the Board in the development and application of remuneration policy for the Chairman, the Group Chief Executive, Executive Directors and certain senior executives. The Committee also reviews and approves overall remuneration policy for all staff. The belief is that neither Directors' remuneration nor staff pay can be considered in isolation from one another.

The overall aim of the Committee is to ensure that the Group has remuneration policies which attract and retain the right executives and staff, and which incentivise them to deliver strong performance in pursuit of the Group's plans and objectives. The Committee regularly reviews arrangements and incentives to ensure that they remain effective and appropriate to the Group's circumstances and prospects and to monitor the level of potential awards.

The terms of reference of the Committee are available on the www.bbg.co.uk website and from the Registered Office on request.

Committee membership

The Committee is composed entirely of independent Non-executive Directors, as detailed in the table below:

George Cox (Chairman)	All year
Ian Cheshire	All year
Louise Patten	All year

George Cox was appointed chairman of the Committee in November 2003. The Chairman, Rod Kent, and the Group Chief Executive, Steven Crawshaw, are normally invited to attend Committee meetings for those items other than their own arrangements. In addition, Andrew Law (General Manager, Human Resources) is also available to provide advice.

Attendance at meetings during 2005 is recorded in the Corporate Governance section of this Annual Report & Accounts.

Advisers

Towers Perrin provides external advice to the Board and the Committee on executive compensation levels, structure and design, and also provides services to the Group on employee reward, retirement and administration. Mercer Human Resource Consulting is appointed as the Company's pension scheme actuaries and provides advice to the Company on its pension arrangements. Watson Wyatt Consultants provide advice to the Committee on pensions issues. The Monks Partnership is the Committee's appointed independent adviser and provides no other services to the Group.

Remuneration policy

The Committee considers total remuneration as its primary measure of reward and seeks to provide median remuneration for on-target performance, with the potential to achieve upper quartile remuneration for outstanding performance. Total remuneration for executives, therefore, is geared heavily towards performance, whilst any base salary increases are generally kept in line with those given to all Group employees.

The remuneration package comprises two main components:

- fixed pay, i.e. base salary and benefits including pension; and
- variable pay, i.e. short-term incentive delivered in the form of cash and deferred shares, and a long-term incentive in the form of matching shares, delivered through a single scheme, the Executive Incentive Plan ('EIP').

As Figure 1 illustrates, at 'target' performance levels, where matching shares commence to vest, a significant proportion (48%) of the total remuneration package is dependent on performance. Similarly, at 'upper end' performance, the variable pay element accounts for over three-quarters of the total package. Similar to last year, the relative importance of performance and non-performance related elements of remuneration for the purposes of the Regulations, has been determined according to a number of assumptions on the Company's share price growth over the next three years. For the purposes of Figure 1, the value of pensions has been excluded in calculating benefits, as these values can vary significantly from year to year and from person to person.

Figure 1

Total remuneration at 'target' performance


Variable pay 48%
Fixed pay 52%

Total remuneration at 'upper end' performance


Fixed pay 22%
Variable pay 78%

Going forward, therefore, the main remuneration principles are to:

- provide Executive Directors and senior executives with competitive levels of total remuneration with respect to comparable companies in the UK financial services sector; and
- provide share-based incentive plans that facilitate Executive Directors to build a significant stake in the Company and hence maintain alignment with shareholder interests.

The criteria and performance levels are set at the start of each year. Once set, they would not normally be adjusted during the course of the year and, in fact, no changes were made over the course of the past financial year.

The following sections of this report address the current elements of executive remuneration, previous executive incentive plans where performance cycles are still running for grants made in 2001 to 2004, executive benefits including pensions, contracts and variable pay plans open to all employees.

CURRENT ELEMENTS OF REMUNERATION

Base salary

Base salaries for Executive Directors are reviewed annually in April where consideration of wider remuneration and employment factors elsewhere in the Company is also taken into

account. Base salary increases for Executive Directors in April 2005 were broadly in line with increases throughout the Group. Base salary is the only element of pay that is pensionable.

The Executive Incentive Plan
The EIP is a single plan introduced with shareholders' approval in 2004 that encompasses both annual and three-year performance.

The EIP applies to those individuals whose personal performance has a significant impact on the Group's results, namely the Executive Directors and certain other senior executives. In 2005 there were 18 participants in total. In 2006 we are extending the plan to a further 25 participants albeit at a lower bonus level.

Short-term performance component
Under the EIP, the short-term component is composed of two parts.

Under the first part, a bonus with an 'on-target' payout of 30% of base salary and a maximum of 60% of base salary can be paid in cash as a reward for the achievement of pre-determined short-term performance measures during the year.

The second part consists of an equivalent amount of deferred shares, which will form a stake in the longer-term future of the Company. However, these shares will not vest for three years and if a participant leaves the Company they will have no automatic right to the shares, thus creating a retention element within the plan.

The performance measures are reviewed annually to ensure they continue to be appropriate to the current market conditions and position of the Company. Those selected for 2005, in order to align Executive Directors' performance with the Group's business strategy, were underlying Group profit before tax, restructuring and compensation cost, and a set of personal objectives for each executive.

Bonus payments earned for the past year totalled on average 39.3% of salary in cash and 39.3% of salary in deferred shares. The value of the deferred shares element will be disclosed at the time of vesting in the relevant report.

Long-term performance component
If the Company performs well during the three-year deferral period, participants will be entitled to an additional award of matching performance shares. The performance conditions, determining the level of match to be applied to the bonus relating to 2005 performance (paid in 2006), will be as follows:

Performance	Share Match
Compound EPS growth < RPI + 3% pa	No match
Compound EPS growth = RPI + 3% pa	1 x match
Compound EPS growth = RPI + 5% pa	2 x match
Compound EPS growth > or = RPI + 8% pa	3 x match

Matching is calculated on a pro-rata basis between the above points. The maximum number of matching shares will be three matching performance shares for each deferred share.

On change in control of the Company, participants' deferred shares are released in full. In addition, matching performance shares are also released but pro-rated on the basis of (i) the proportion of the performance period that has elapsed; and (ii) the extent to which the Committee considers the performance conditions would have been met had the performance period run its full term.

Previous executive incentive plans
Final awards under the Performance Share Plan ('PSP') were made in February 2004 to Executive Directors and other senior executives. Awards under the PSP will vest subject to out-performing similar financial services companies over the longer-term, as measured by Total Shareholder Return ('TSR'). The 2004 comparator group was disclosed in last year's report which is available on the Company's website.

Under the terms of the 2004 PSP, Executive Directors received a 'standard' award up to a maximum of one times basic salary and a 'stretch' award of up to a further one times basic salary.

Shares are released depending on the Company's TSR performance relative to the performance of the comparator group companies at the end of three years, as shown in Figure 2. Under the standard award, 30% vests for median performance rising on a straight line basis to full vesting for upper quartile performance. Under the separate stretch award, vesting commences at median performance and rises on a straight line basis to full vesting at the 85th percentile or above. The Committee must also be satisfied that the underlying financial performance of the Company warrants vesting.

Final grants of share options to Executive Directors and other senior executives were made in 2003. In order for these share options to become exercisable, the Company's earnings per share ('EPS') growth must exceed the increase in the retail price index by at least 9% over a three year period. The definition of EPS used to assess performance for 2005, is EPS before restructuring and compensation costs. This assumes earnings to be the profit of the Group after all payments, including taxation, are made. If the performance condition has not been achieved at the end of three years, the test may be repeated on three further consecutive occasions, otherwise the options lapse.

In relation to the share option awards made in 2002, the Company's EPS growth exceeded the applicable performance condition. The Remuneration Committee determined, therefore, that the awards should become exercisable in full in accordance with the applicable performance condition.

Pensions and other benefits
Steven Crawshaw, Rosemary Thorne and Robert Dickie are members of the Company's Defined Benefit pension scheme under which pension is accrued at retirement based on one-fortieth of the base salary paid over the prior twelve months ('final salary') for each year of pensionable service up to 31 December 2000 (7 August 2003 for Robert Dickie) and one-thirtieth thereafter. Executive Directors' contributions were at the rate of 2.5% of base salary for 2005 and increase to 5% of base salary from April 2006 onwards. Chris Gillespie participates in the Company's Defined Contribution pension scheme to which the Company contributes 15% and the participant 3% of base salary. Chris Willford does not participate in the Company pension schemes, but receives a salary supplement equal to 20% of his base salary instead.

Both of the Company's pension schemes provide a lump sum death-in-service benefit of the higher of four times basic salary or four times earnings in the previous tax year, together with spouse's or dependants' pensions. The normal retirement age is now 65.

As a result of the new UK legislation affecting the taxation of pensions, the Company has reviewed the pension arrangements it provides to Executive Directors. It has agreed to replicate internally a notional cap (initially £105,600) for any defined benefit arrangements – a provision in excess of this limit will be provided by way of defined contribution arrangements. In addition, Executive Directors with unapproved pension benefits will be given the option of rolling those benefits into the Company's Defined Benefit scheme. Currently none of the Executive Directors have benefits in excess of the lifetime allowance (initially £1.5m). A cash supplement in lieu of pension benefits will be offered in such a circumstance to be agreed by the Committee.

In line with typical market practice, executive benefits are provided in the form of a company car (or cash allowance), housing allowance, private medical insurance and permanent disability and accident insurance.

Contracts

Group policy is to employ Executive Directors on one-year rolling contracts (that expire at their respective normal retirement ages) although, on recruitment, longer initial terms may be approved by the Remuneration Committee. In line with this policy, the Company's notice of termination (or payment in lieu) and the Directors' notice periods are shown in the table Directors' service contracts on page 33. With respect to Chris Willford, the Remuneration Committee considered it appropriate, in order to secure his joining the Company, that his contract has an initial 24-month notice period, reducing to 12 months with effect from the first anniversary of his joining.

The principle applied on termination is that all legal and contractual arrangements are met, with no additional payments. Executive Directors receive a maximum of 12 months' basic salary and other contractual benefits in the event of the Company terminating the contract without notice for any reason other than gross misconduct (when there will be no compensation).

The date of each service contract and the age of each current Executive Director (as at 31 December 2005) are shown in the table on the page 33.

Rosemary Thorne resigned from the Board on 29 November 2005 and her employment with the Company ceased on 31 December 2005. Chris Willford was appointed as Executive Director on 3 October 2005. Chris Gillespie was appointed as Executive Director on 26 September 2005.

Employee variable pay plans

The Company continues to encourage wider share ownership through the use of a savings related share option scheme in which approximately 40% of its employees (including Executive Directors) were participants.

In addition, restricted shares are awarded to a very few key, high-performing individuals following achievement of specified performance measures. These shares are released to individuals in three annual tranches or on the third anniversary of the award. Executive Directors are not eligible to receive restricted shares.

Chairman and Non-executive Directors' fees

Fee levels for the Chairman are determined by the Remuneration Committee with reference to a similar peer group used for Executive Directors and other senior executives. Consistent with current best practice, the Chairman is not eligible to participate in any form of performance-related incentive plan.

Fee levels for the Non-executive Directors are determined by a committee, the current membership being the Chairman, the Group Chief Executive and the Group Finance Director. Towers Perrin provides independent advice on best practice and market fee levels, taking into account the responsibilities and time commitment of each Non-executive Director.

Fee levels were not reviewed in 2005, but are likely to be reviewed in 2006. The Non-executive Directors do not participate in any incentive arrangements and none of them have a service contract. Each receives a letter of engagement indicating that their initial term of appointment will be three years. Non-executive Directors do not receive any other benefits.

Non-executive directorships

Executive Directors who hold non-executive directorships in other companies are permitted to retain their earnings from these posts.

Rosemary Thorne is a Non-executive Director of Cadbury Schweppes plc. The Non-executive Directors of Cadbury Schweppes have chosen to utilise a percentage of their fees (between 50% and 60%) to purchase shares in the company, which are bought within five business days of each relevant payment. Each Non-executive Director has undertaken to hold such shares during the term of his or her appointment. Rosemary received a fee of £46,250 for 2005.

Performance graph

Bradford & Bingley is currently a constituent member of the FTSE 250 Index. Figure 2 therefore shows Bradford & Bingley's TSR compared with the companies comprising the FTSE 250 Index for the past five years.

Compliance

This report sets out the framework of our remuneration policies and the tables show how this framework is applied to each individual Director in the year under review. The tables on pages 32 to 34 have been audited in compliance with the Regulations.

Figure 2 - Historical TSR performance
growth in the value of a hypothetical £100 holding
over the period 31 December 2000 - 2005
FTSE 250 comparison based on spot values



£200
£180
£160
£140
£120
£100
£80
£60
Value of hypothetical £100 holding
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Date
FTSE 250
Bradford & Bingley

Directors' emoluments for the year ended 31 December 2005

(£'s)	Salary/fees	Benefits	Other payments to former Director	Short-term performance remuneration	**Total emoluments 2005**	Total emoluments 2004
Executive						
Steven Crawshaw	518,750	18,541	-	288,750	**826,041**	596,050
Rosemary Thorne (resigned 29 November 2005)	330,250	27,519	341,064	99,900	**798,733**	471,655
Chris Willford (appointed 3 October 2005)	75,833	21,370	-	37,916	**135,119**	-
Robert Dickie	276,750	17,799	-	112,000	**406,549**	368,450
Chris Gillespie (appointed 26 September 2005)	73,056	915	-	36,946	**110,917**	-
Christopher Rodrigues (resigned 31 March 2004)	-	-	-	-	-	132,436
Ian Darby (resigned 6 August 2004)	-	-	-	-	-	939,363
Total	1,274,639	86,144	341,064	575,512	**2,277,359**	2,507,954
Non-executive						
Rod Kent	210,000	-	-	-	**210,000**	210,000
Nicholas Cosh	60,000	-	-	-	**60,000**	58,958
George Cox	47,500	-	-	-	**47,500**	47,500
Stephen Webster	60,000	-	-	-	**60,000**	60,000
Ian Cheshire	42,500	-	-	-	**42,500**	42,500
Louise Patten	42,500	-	-	-	**42,500**	42,500
Total	462,500	-	-	-	**462,500**	461,458
Total Directors' emoluments	1,737,139	86,144	341,064	575,512	**2,739,859**	2,969,412

Notes

Short-term performance remuneration shown above reflects amounts payable in respect of 2005 performance.

Taxable benefits received by Directors consist principally of the provision of a company car, health benefits and housing allowance as appropriate. Taxable benefits for Chris Willford also include an amount in lieu of pension entitlement.

The 'Total emoluments 2004' reflect payments made to Directors for the period they served on the Board during 2004.

Rosemary Thorne resigned from the Board on 29 November 2005 but served as an officer of the Group until 31 December 2005. Under the employment terms agreed with the Group, Rosemary is entitled to receive monthly salary and other benefits until 30 September 2006. The salary, benefits and short-term performance remuneration in the above table relate to the period of service between 1 January 2005 and 31 December 2005. The additional sums shown as 'Other payments to former Director' represent the contractual value of salary and other benefits payable under the above agreement for the period 1 January 2006 through to 30 September 2006.

Directors' accrued pension entitlements

(£000's)	Age as at 31 Dec 2005	Accrued Pension Entitlement 31 Dec 2005	Change in Accrued Benefit during 2005	Transfer Value as at 31 Dec 2005	Transfer Value as at 31 Dec 2004	Change in Transfer Value during 2005	Transfer Value of increase in accrued pension	Company's Pension Contribution 2005
Executive								
Steven Crawshaw	44	95	32	1,106	611	493	328	26
Rosemary Thorne	53	59	8	973	767	204	39	24
Robert Dickie	46	22	8	277	152	123	86	26
Chris Gillespie (appointed 26 September 2005)	42	-	-	-	-	-	-	11

Benefits have been valued at a retirement age of 60, with an adjustment made to the post 1 April 2005 benefits to reflect the fact these are reduced if paid before the age of 65.

Pension disclosures are reported above in accordance with the Directors' Remuneration Report Regulations 2002. The transfer values reported above reflect the capital value of the relevant pension assessed under market conditions at the end of 2005 and 2004 respectively. The change in transfer value during 2005 is reduced by the Directors' contributions to the scheme during 2005. The increase in accrued pension entitlement represents the change in the annual pension to which each Director is entitled as a result of changes in pensionable earnings, excluding inflation and increases in pensionable service.

The accrued pension figure for Steven Crawshaw allows for the fact that his total pension at normal retirement date will be restricted to 2/3rds of his final pensionable salary (FPS), offset by his retained benefits held in other pension schemes. The accrued pension figure for Robert Dickie allows for the fact that his pension at normal retirement date will be restricted to 2/3rds of his FPS, offset by his retained benefits held in other pension schemes and a change of accrual rate backdated to 1 August 2003.

Chris Gillespie is not a member of the defined benefit pension scheme but the Company contributes to a money purchase scheme.

Rosemary Thorne ceased to be a Director of the Company on 29 November 2005, and her total deferred pension at that date was £59,098 p.a. However, she opted to cash in the unapproved element of this pension and a cash payment of £0.7m is included within the pension payments to former Directors. The remaining deferred pension is £16,300 per annum

In 2005 pension payments due to former Directors amounted to £1.0m (2004: £0.3m).

The changes in transfer values during 2005 are net of employee contributions.

Directors' service contracts

Executive Director	Age at 31 Dec 2005	Date of service contract	Company's notice period	Director's notice period
Steven Crawshaw	44	6 Apr 1999	12 months	12 months
Rosemary Thorne	53	29 Nov 1999	12 months	6 months
Robert Dickie	46	31 Dec 2002	12 months	12 months
Chris Willford	43	30 Sep 2005	24 months for first year then 12 months	24 months for first year then 12 months
Chris Gillespie	42	2 Mar 2005	6 months	6 months

Directors' share option grants

	At 31 Dec 2004	Granted in year	Exercised	Lapsed	At 31 Dec 2005	Exercise price (p)	Earliest exercise date	Last exercise date	Market price on exercise (p)	Date of exercise
Steven Crawshaw										
Executive share option scheme										
Prior to appt as Executive Director	48,863	-	-	-	48,863	291.83	Mar-04	Mar-11	-	-
Post appt as Executive Director	60,205	-	-	-	60,205	315.58	Mar-05	Mar-12	-	-
	81,655	-	-	-	81,655	281.67	Feb-06	Feb-13	-	-
Savings related share option scheme										
Prior to appt as Executive Director	8,437	-	-	-	8,437	200.00	Mar-06	Aug-06	-	-
Robert Dickie										
Executive share option scheme										
Prior to appt as Executive Director	81,655	-	-	-	81,655	281.67	Feb-06	Feb-13	-	-
Savings related share option scheme										
Prior to appt as Executive Director	4,223	-	-	-	4,223	223.74	May-06	Oct-06	-	-
Rosemary Thorne										
Executive share option scheme										
	90,357	-	-	-	90,357	291.83	Mar-04	Mar-11	-	-
	87,140	-	-	-	87,140	315.58	Mar-05	Mar-12	-	-
	106,507	-	-	-	106,507	281.67	Feb-06	Feb-13	-	-
Savings related share option scheme										
	1,609	-	1,609	-	-	252.67	May-05	Oct-05	302.25	3-May-05
	2,202	-	-	-	2,202	244.74	May-07	Oct-07	-	-
	-	1,572	-	-	1,572	257.93	May-08	Oct-08	-	-

Notes
The exercises of share options are subject to a performance condition related to the improvement of the Company's EPS.
No Executive Share Options have been granted since 2003.

Directors' executive incentive plan

	At 31 Dec 2004	Deferred shares awarded in year	Vested	Lapsed	At 31 Dec 2005	Award value (p) per share	Performance period ends	Vesting date	Performance conditions for matching shares	Market price on vesting (p)	Date of vesting
Steven Crawshaw	-	54,752	-	-	54,752	323.00	Dec-07	Feb-08	EPS growth	-	-
Robert Dickie	-	31,026	-	-	31,026	323.00	Dec-07	Feb-08	EPS growth	-	-
Rosemary Thorne	-	39,178	-	-	39,178	323.00	Dec-07	Feb-08	EPS growth	-	-

Notes
Deferred shares will vest at the end of the three year period. Matching shares will be added subject to the achievement of EPS growth equivalent to RPI plus 3-8%. The maximum matching share multiple will be three times the deferred amount of shares. For a description see the Directors' Remuneration Report on page 34.

DIRECTORS' REMUNERATION REPORT CONTINUED

Directors' performance share plan awards

	At 31 Dec 2004	Awarded in year	Vested	Lapsed	At 31 Dec 2005	Award value (p) per share	Performance period ends	Vesting date	Performance conditions	Market price on vesting (p)	Date of vesting
Steven Crawshaw											
	48,164	-	33,329	14,835	-	315.58	Dec-04	Mar-05	Standard	325.75	7-Mar-05
	22,303	-	15,433	6,870	-	332.00	Dec-04	Mar-05	Standard	325.75	7-Mar-05
	70,468	-	28,187	42,281	-	332.00	Dec-04	Mar-05	Stretch	325.75	7-Mar-05
	81,656	-	-	-	81,656	281.67	Dec-05	Feb-06	Standard	-	-
	81,655	-	-	-	81,655	281.67	Dec-05	Feb-06	Stretch	-	-
	84,990	-	-	-	84,990	305.92	Dec-06	Feb-07	Standard	-	-
	84,989	-	-	-	84,989	305.92	Dec-06	Feb-07	Stretch	-	-
Robert Dickie											
Prior to appt as Executive Director	81,656	-	-	-	81,656	281.67	Dec-05	Feb-06	Standard	-	-
	81,655	-	-	-	81,655	281.67	Dec-05	Feb-06	Stretch	-	-
Post appt as Executive Director	80,904	-	-	-	80,904	305.92	Dec-06	Feb-07	Standard	-	-
	80,903	-	-	-	80,903	305.92	Dec-06	Feb-07	Stretch	-	-
Rosemary Thorne											
	69,712	-	48,240	21,472	-	315.58	Dec-04	Mar-05	Standard	325.75	7-Mar-05
	22,372	-	15,481	6,891	-	332.00	Dec-04	Mar-05	Standard	325.75	7-Mar-05
	92,085	-	36,834	55,251	-	332.00	Dec-04	Mar-05	Stretch	325.75	7-Mar-05
	106,508	-	-	-	106,508	281.67	Dec-05	Feb-06	Standard	-	-
	106,507	-	-	-	106,507	281.67	Dec-05	Feb-06	Stretch	-	-
	102,151	-	-	-	102,151	305.92	Dec-06	Feb-07	Standard	-	-
	102,150	-	-	-	102,150	305.92	Dec-06	Feb-07	Stretch	-	-

Notes

Performance Share Plan awards are subject to the achievement of a performance criterion which measures the Company's TSR against a peer group of companies. For the description see the Directors' Remuneration Report on page 30. Awards in respect of 2002 had a percentage vesting of 69.2% under the standard performance criterion and 40% under the stretch criterion. The performance period for the 2003 allocation made under the 2001 Performance Share Plan ended on 31 December 2005. Full details concerning any shares released to Executive Directors in 2006 will be contained in the Annual Report & Accounts for 2006. No Performance Share Plan awards have been made since 2004.

Directors' 1998 long-term incentive plan - share award*

	At 31 Dec 2004	Granted in year	Exercised	Lapsed	At 31 Dec 2005	Award value (p) per share	Exercise date	Last exercise date	Market price on exercise (p)	Date of exercise
Steven Crawshaw**	9,647	-	9,647	-	-	249.35	Dec-00	Dec-05	326	15-Aug-05
Rosemary Thorne	15,147	-	15,147	-	-	249.35	Dec-00	Dec-05	326	15-Aug-05

Notes

*No awards have been made under this plan since December 2000.

**Award made prior to appointment as Executive Director.

Long-term Incentive Plan participants were entitled to choose cash or shares.

Where shares were chosen, nil cost options were granted. However, in order to receive these options participants sacrificed cash entitlements equivalent to 249.35p per share.

Chris Gillespie and Chris Willford currently have no share options or awards.

On 31 December 2005 the closing mid-market price of ordinary shares in Bradford & Bingley plc was 410.5p and the range during the year to 31 December 2005 was 297.5p to 418.25p.

Approved by the Board on 15 February 2006 and signed on its behalf by:

George Cox
CHAIRMAN OF THE REMUNERATION COMMITTEE

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Statement of Directors' Responsibilities in respect of the Annual Report & Accounts and the Financial Statements

The Directors are responsible for preparing the Annual Report & Accounts and the Group and parent Company Financial Statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Company Financial Statements for each financial year. Under that law they are required to prepare the Group Financial Statements in accordance with IFRS as adopted by the European Union (the 'EU') and have elected to prepare the Company Financial Statements on the same basis.

The Group and Company Financial Statements are required by law and IFRS as adopted by the EU to present fairly the financial position of the Group and the Company and the performance of the Group for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Company Financial Statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether the Financial Statements have been prepared in accordance with IFRS as adopted by the EU; and
- prepare the Financial Statements on the going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that its Financial Statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and a Corporate Governance Statement that comply with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Steven Crawshaw
GROUP CHIEF EXECUTIVE
15 February 2006

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF BRADFORD & BINGLEY PLC

We have audited the Group and parent Company financial statements (the 'Financial Statements') of Bradford & Bingley plc for the year ended 31 December 2005 which comprise the Group Income Statement, the Group and Company Balance Sheets, the Group and Company Cash Flow Statements, the Group and Company Statements of Recognised Income and Expense, the related notes and the Appendix except for the Proforma information described on pages 88, 91, 93, 95 and 98 as unaudited. These Financial Statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report on pages 32 to 34.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report & Accounts, the Directors' Remuneration Report and the Financial Statements in accordance with applicable law and International Financial Reporting Standards ('IFRS') as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 35.

Our responsibility is to audit the Financial Statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Financial Statements give a true and fair view and whether the Financial Statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Financial Statements, Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the Financial Statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report & Accounts and consider whether it is consistent with the audited Financial Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the Financial Statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group Financial Statements give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended;
- the Company Financial Statements give a true and fair view, in accordance with IFRS as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the Company's affairs as at 31 December 2005; and
- the Financial Statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Financial Statements, Article 4 of the IAS Regulation.

KPMG Audit Plc
CHARTERED ACCOUNTANTS
REGISTERED AUDITOR
LEEDS
15 February 2006

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER

	Note	Total Operations 2005 £m	Continuing Operations 2004 £m	Discontinued Operations 2004 £m	Total Operations 2004 £m
Interest and similar income		**2,136.1**	1,858.4	-	1,858.4
Interest expense and similar charges		**(1,666.8)**	(1,410.0)	-	(1,410.0)
Net interest income		**469.3**	448.4	-	448.4
Fee and commission income		**92.3**	133.8	139.0	272.8
Fee and commission expense		**-**	(35.6)	-	(35.6)
Net fee and commission income		**92.3**	98.2	139.0	237.2
Gains less losses on sale of debt securities		**1.8**	10.0	-	10.0
Fair value movements on financial instruments		**1.1**	-	-	-
Other operating income		**8.0**	6.6	-	6.6
Net operating income		**572.5**	563.2	139.0	702.2
Administrative expenses	3	**(311.4)**	(321.4)	(167.6)	(489.0)
Impairment (loss)/credit	14	**(5.7)**	12.3	-	12.3
Non-operating income		**8.1**	6.4	-	6.4
Profit/(loss) before taxation and loss on sale of discontinued operations		**263.5**	260.5	(28.6)	231.9
Taxation	6	**(74.7)**	(68.5)	3.5	(65.0)
Profit/(loss) after taxation and before loss on sale of discontinued operations		**188.8**	192.0	(25.1)	166.9
Loss on sale of discontinued operations, net of taxation	8	**-**	-	(128.6)	(128.6)
Profit/(loss) for the financial year		**188.8**	192.0	(153.7)	38.3
Attributable to:					
- Equity shareholders		**188.8**	182.3	(153.7)	28.6
- Minority interest (non-equity)		**-**	9.7	-	9.7
		188.8	192.0	(153.7)	38.3
Earnings per share:					
- Basic	10	**30.1p**	29.2p	(24.6)p	4.6p
- Diluted	10	**30.0p**	29.2p	(24.6)p	4.6p

The notes on pages 41 to 87 form part of these Financial Statements.

As explained in note 1(c), the 2004 information above does not reflect IAS 32 or IAS 39.

The Company's profit after tax for the financial year was £160.8m (2004: £5.1m). As permitted by Section 230 of the Companies Act 1985, the Company's Income Statement has not been presented in these Financial Statements.

BALANCE SHEETS
AS AT 31 DECEMBER

	Note	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Assets					
Cash and balances at central banks		**49.6**	51.2	**49.2**	51.2
Treasury bills and other eligible bills	11	**-**	380.4	**-**	380.4
Loans and advances to banks	12	**3,204.7**	4,156.0	**2,315.5**	3,771.7
Loans and advances to customers	13	**31,127.1**	28,868.4	**32,626.6**	28,763.5
Fair value adjustments of portfolio hedging	16	**155.0**	-	**155.0**	-
Debt securities	17	**5,724.0**	4,317.7	**5,163.5**	3,693.7
Derivative financial instruments	40d	**262.8**	-	**200.0**	-
Prepayments and accrued income	18	**33.6**	167.9	**40.6**	87.2
Shares in Group undertakings	19	**-**	-	**557.6**	557.6
Other assets	20	**115.3**	48.4	**104.6**	13.4
Deferred tax asset	7	**27.7**	35.7	**24.2**	33.9
Property, plant and equipment	21	**92.9**	94.9	**81.3**	81.7
Intangible assets	22	**47.5**	29.1	**13.7**	8.5
Total assets		**40,840.2**	38,149.7	**41,331.8**	37,442.8
Liabilities					
Deposits by banks	23	**1,721.6**	1,274.3	**1,009.2**	649.3
Customer accounts	24	**21,050.1**	18,954.1	**26,783.5**	21,728.2
Derivative financial instruments	40d	**331.1**	-	**341.4**	-
Debt securities in issue	25	**14,577.6**	14,938.9	**10,181.1**	12,305.6
Other liabilities	26	**140.8**	117.2	**129.8**	96.4
Accruals and deferred income	27	**128.2**	195.8	**104.6**	168.5
Current tax liabilities		**64.4**	68.2	**10.4**	50.2
Post-retirement benefit obligations	28	**112.2**	84.6	**112.2**	84.6
Provisions	29	**34.9**	48.3	**34.9**	48.3
Subordinated liabilities	30	**1,164.7**	1,122.5	**1,489.0**	1,271.2
Other capital instruments	31	**174.3**	-	**-**	-
Total liabilities		**39,499.9**	36,803.9	**40,196.1**	36,402.3
Equity					
Capital and reserves attributable to equity holders:					
Share capital	32, 33	**158.6**	158.5	**158.6**	158.5
Share premium reserve	33	**4.9**	3.9	**4.9**	3.9
Capital redemption reserve	33	**25.0**	25.0	**25.0**	25.0
Other reserves	33	**22.0**	-	**22.0**	-
Retained earnings	33	**1,129.8**	1,009.8	**925.2**	853.1
Total attributable equity		**1,340.3**	1,197.2	**1,135.7**	1,040.5
Minority interest (non-equity)	31	**-**	148.6	**-**	-
Total equity and liabilities		**40,840.2**	38,149.7	**41,331.8**	37,442.8

The notes on pages 41 to 87 form part of these Financial Statements.

As explained in note 1(c), the 2004 information above does not reflect IAS 32 or IAS 39.

The Financial Statements were approved by the Board of Directors and authorised for issue on 15 February 2006 and signed on its behalf by:

Steven Crawshaw
GROUP CHIEF EXECUTIVE

Chris Willford
GROUP FINANCE DIRECTOR

STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 31 DECEMBER

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Total equity and minority interest (non-equity) as at 31 December 2004	**1,345.8**		**1,040.5**	
See Appendix: effect of adoption of IAS 32 and IAS 39 on 1 January 2005 (with 2004 not restated) on:				
Retained earnings	**47.4**		**27.5**	
Available-for-sale reserve	**(9.0)**		**(9.0)**	
Minority interest (non-equity)	**(148.6)**		**-**	
	(110.2)		**18.5**	
Total equity as at 1 January 2005	**1,235.6**		**1,059.0**	
Available-for-sale instruments:				
Net gains recognised in equity during the year	**20.1**	-	**20.1**	-
Amounts transferred from equity and recognised in profit during the year	**1.6**	-	**1.6**	-
Cash flow hedges:				
Net gains recognised in equity during the year	**17.2**	-	**17.2**	-
Amounts transferred from equity during the year and recognised in the carrying value of hedged items	**(1.4)**	-	**(1.4)**	-
Actuarial losses on post-retirement benefit obligations	**(26.0)**	(1.4)	**(26.0)**	(1.4)
Taxation on items taken directly to equity	**1.3**	0.4	**1.3**	0.4
Net income recognised directly in equity	**12.8**	(1.0)	**12.8**	(1.0)
Profit for the financial year	**188.8**	38.3	**160.8**	5.1
Total recognised income and expense for the year	**201.6**	37.3	**173.6**	4.1
Total recognised income and expense for the year is attributable to:				
Equity shareholders	**201.6**	27.6	**173.6**	4.1
Minority interest (non-equity)	**-**	9.7	**-**	-
	201.6	37.3	**173.6**	4.1

The notes on pages 41 to 87 form part of these Financial Statements.

As explained in note 1(c), the 2004 information above does not reflect IAS 32 or IAS 39.

CASH FLOW STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Cash flows from operating activities				
Profit for the financial year	**188.8**	38.3	**160.8**	5.1
Adjustments to reconcile net profit to cash flow from/(used in) operating activities:				
Loss on sale of discontinued operations	**-**	128.6	**-**	72.5
Income tax expense	**74.7**	65.0	**38.6**	29.0
Depreciation and amortisation	**12.0**	17.8	**8.6**	9.6
Impairment losses on loans and advances	**13.0**	8.5	**2.6**	3.6
Loans and advances written off, net of recoveries	**(6.6)**	(5.8)	**(5.1)**	(5.8)
Interest on subordinated liabilities and other capital instruments	**88.5**	78.8	**95.6**	88.5
Profit on sale of property, plant and equipment and intangible assets	**(7.9)**	(3.7)	**(8.0)**	(3.7)
Gains less losses on sale of debt securities	**(1.8)**	(10.0)	**(0.9)**	(10.0)
Cash flows from operating activities before changes in operating assets and liabilities - carried forward	**360.7**	317.5	**292.2**	188.8

CASH FLOW STATEMENTS CONTINUED
FOR THE YEAR ENDED 31 DECEMBER

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Cash flows from operating activities before changes in operating assets and liabilities - brought forward	**360.7**	317.5	**292.2**	188.8
Net (increase)/decrease in operating assets:				
Loans and advances to banks and customers	**(812.5)**	(1,773.4)	**(3,778.5)**	4,716.1
Acquisition of mortgage portfolio	**(1,406.2)**	(1,265.5)	**-**	(9,201.6)
Derivative financial instruments	**(262.8)**	-	**(200.0)**	-
Fair value adjustments of portfolio hedging	**(155.0)**	-	**(155.0)**	-
Prepayments and accrued income	**96.3**	(35.7)	**37.6**	15.2
Other assets	**(93.8)**	(9.5)	**(119.6)**	(0.7)
Net increase/(decrease) in operating liabilities:				
Deposits by banks and customer accounts	**2,420.2**	1,327.6	**3,543.3**	2,241.3
Items in course of collection	**62.0**	(30.9)	**56.1**	(31.1)
Debt securities in issue	**(1,904.9)**	323.8	**(1,971.0)**	525.1
Provisions	**(13.4)**	45.0	**(13.4)**	45.1
Derivative financial instruments	**331.1**	-	**341.4**	-
Accruals and deferred income	**(154.7)**	205.0	**(185.7)**	168.7
Other liabilities	**27.4**	(6.7)	**37.3**	(19.4)
Income taxes paid	**(81.4)**	(71.9)	**(79.6)**	(40.1)
Other non-cash items	**111.7**	(1.6)	**95.2**	(0.9)
Net cash from operating activities	**(1,475.3)**	(976.3)	**(2,099.7)**	(1,393.5)
Cash flows from investing activities:				
Disposal of subsidiaries, net of cash disposed of	**-**	36.9	**-**	31.9
Purchase of property, plant and equipment and intangible assets	**(35.2)**	(42.5)	**(13.9)**	(15.1)
Proceeds from sale of property, plant and equipment	**14.3**	31.5	**10.3**	20.7
Purchase of debt securities	**(3,226.8)**	(2,574.6)	**(2,910.5)**	(1,995.1)
Proceeds from sale and redemption of debt securities	**1,174.8**	2,968.9	**673.0**	2,401.9
Net cash from investing activities	**(2,072.9)**	420.2	**(2,241.1)**	444.3
Cash flows from financing activities:				
Purchase of own shares	**-**	(0.8)	**-**	(0.8)
Proceeds from disposal of own shares	**7.4**	11.9	**7.4**	11.9
Net proceeds from sale of surplus conversion shares	**-**	49.7	**-**	49.7
Net proceeds from issue of subordinated liabilities	**-**	-	**150.0**	-
Net proceeds from secured funding	**1,998.5**	3,346.6	**1,998.5**	3,346.6
Repayments of secured funding	**(313.0)**	(197.7)	**(225.0)**	-
Interest paid on subordinated liabilities and perpetual preferred securities	**(88.5)**	(88.5)	**(95.6)**	(88.5)
Dividends paid	**(108.7)**	(104.0)	**(108.7)**	(104.0)
Net cash from financing activities	**1,495.7**	3,017.2	**1,726.6**	3,214.9
Net (decrease)/increase in cash and cash equivalents	**(2,052.5)**	2,461.1	**(2,614.2)**	2,265.7
Cash and cash equivalents at beginning of year	**5,761.5**	3,300.4	**5,349.4**	3,083.7
Cash and cash equivalents at end of year	**3,709.0**	5,761.5	**2,735.2**	5,349.4
Represented by cash and assets with original maturity of 3 months or less within:				
Cash and balances at central banks	**16.3**	17.1	**15.9**	17.1
Loans and advances to banks	**3,151.5**	4,156.0	**2,315.5**	3,771.7
Debt securities	**541.2**	1,208.0	**403.8**	1,180.2
Treasury bills and other eligible bills	**-**	380.4	**-**	380.4
	3,709.0	5,761.5	**2,735.2**	5,349.4

The Group is required to maintain balances with the Bank of England which at 31 December 2005 amounted to £33.3m (2004: £34.1m). These balances are not included in cash for the purposes of the Cash Flow Statement.

As explained in note 1(c), the 2004 information above does not reflect IAS 32 or IAS 39.

The net cash inflow to the operating activities of discontinued operations during 2004 was: Group £33.5m (2005: Nil), Company £14.8m (2005: Nil).

There were no discontinued operations, investing or financing activities other than the net proceeds from disposal shown above.

The notes on pages 41 to 87 form part of these Financial Statements.

1. Significant accounting policies
Bradford & Bingley plc ("the Company") is a public limited company incorporated in the United Kingdom under the Companies Act 1985.

These Financial Statements were authorised for issue by the Directors on 15 February 2006 and will be put to the shareholders for approval at the Company's Annual General Meeting to be held on 25 April 2006.

(a) Statement of compliance
The Group Financial Statements consolidate those of the Company and its subsidiaries (together referred to as the "Group"). The Company Financial Statements present information about the Company as a separate entity and not about its Group.

Both the Group Financial Statements and the Company Financial Statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the European Union ("adopted IFRS"). In publishing the Company Financial Statements here together with the Group Financial Statements, the Company has taken advantage of the exemption in s230 of the Companies Act 1985 not to present its individual Income Statement and related notes that form a part of these approved Financial Statements.

As detailed in paragraph (u), the Group has used "The Fair Value Option" amendment to IAS 39 "Financial Instruments: Recognition and Measurement" issued by the IASB in June 2005.

The IASB intended that compliance with the following two statements should be voluntary for 2005 and 2006 but mandatory for 2007; the Group has not adopted them for these 2005 Financial Statements because the EU had not endorsed them by 31 December 2005:
- The Capital Disclosures amendment to IAS 1 issued by the IASB in August 2005; and
- IFRS 7 "Financial Instruments: Disclosures" issued by the IASB in August 2005.

These two statements relate to disclosures only, and adoption of them would have no impact on the Group's or the Company's Income Statements, Balance Sheets or Cash Flow Statements.

The Group has also not adopted the following statements:
- IFRIC 4 "Determining Whether an Arrangement Contains a Lease" issued in January 2004. This is effective for 2006, and will require the Group to account for as leases any rights to use assets in return for payment. The Group is not aware of any arrangements which will require any change in accounting treatment in 2006 as a result of IFRIC 4.
- Amendment to IAS 39 and IFRS 4 "Financial Guarantee Contracts" issued in August 2005 and effective for 2006. A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment. The Group is not aware of any arrangements which will require any change in accounting treatment in 2006 as a result of this amendment.

Both the Group and the Company are presenting their Financial Statements in accordance with adopted IFRS for the first time and consequently both have applied IFRS 1 "First-time Adoption of International Financial Reporting Standards". An explanation of how the transition to adopted IFRS has affected the reported financial position and financial performance of the Group and Company is provided in the Appendix. As at 1 January 2004 the cumulative change to retained earnings has been taken directly to reserves as required by IFRS 1.

(b) IFRS 1 exemptions
IFRS 1 sets out the procedures which the Group and Company must follow on adoption of IFRS. The Group and Company are required to establish their IFRS accounting policies as at 31 December 2005 and, in general, to apply them retrospectively to the whole of 2004 and 2005 and in determining their IFRS opening Balance Sheet as at 1 January 2004. However, IFRS 1 provides a number of optional exemptions from this general principle. The most significant of these are set out below, together with a description in each case of the exemption adopted by the Group and Company.

(i) IFRS 2 "Share-based Payment"
The Group and Company have elected to apply IFRS 2 only to share-based payment transactions granted after 7 November 2002 and not vested as at 1 January 2005.

(ii) IFRS 3 "Business Combinations"
The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before 1 January 2004. As a result, in the 1 January 2004 opening IFRS Balance Sheet, goodwill arising from past business combinations remains as stated under UK GAAP as at that date.

(iii) IAS 39 "Financial Instruments: Recognition and Measurement"
Under IAS 39 a financial asset or liability which was derecognised from the Balance Sheet prior to 1 January 2004, due to sale or other reason, cannot be reinstated to the Balance Sheet other than as a result of a new event occurring on or after 1 January 2004. IFRS 1 allows an entity to adopt an earlier cut-off date, and the Group and Company have chosen to use 1 January 1999 for this purpose. Therefore all financial liabilities which were derecognised in the period 1999 to 2004 and which should be carried on the Balance Sheet under IFRS at 1 January 2005 have been reinstated to the Balance Sheet as at that date.

(iv) IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement"
As explained in 1(c) below, IFRS 1 allows entities to apply IAS 32 and IAS 39 with effect from 1 January 2005 without retrospective restatement of 2004. The Group and Company have taken this exemption.

(c) 2004 comparative information
The 2004 comparative information contained in these Financial Statements has been restated from that presented in the Group's 2004 Financial Statements in accordance with IFRS. As at 1 January 2004 the cumulative change to retained earnings has been taken directly to reserves, as required by IFRS 1. The accounting policies applied to 2005 differ to those applied to the 2004 comparative information with regards to financial instruments, where those used under UK GAAP have been applied.

The difference in policies between 2004 and 2005 arises from the exemption granted by IFRS 1 from retrospective application of IAS 32 and IAS 39 in restating 2004 information. The adjustments made as at 1 January 2005 in order to reflect adoption of the new financial

instruments accounting policies have been treated as a change in accounting policies at that date, except that, in accordance with IFRS 1, the cumulative change to retained earnings has been taken directly to reserves as at that date.

(d) Basis of preparation
The Financial Statements are prepared on the historical cost basis except that for the 2005 information:

(i) the following assets and liabilities are carried at their fair value:
- derivative financial instruments;
- financial instruments categorised under IAS 39 as "at fair value through profit or loss"; and
- financial instruments categorised under IAS 39 as "available-for-sale"; and

(ii) where hedge accounting has been applied the carrying value of hedged items has been adjusted to take account of the fair value of the risk which has been hedged.

The 2004 information in these Financial Statements complies with the Statements of Recommended Practice ('SORPs') issued by the British Bankers' Association. In 2005 the SORPs have been superseded by IFRS.

In the application of these accounting policies the Directors have made judgements that have a significant effect on the Financial Statements and have also made estimates that may give rise to adjustment in future years. These judgements and estimates are discussed in note 37.

The Directors consider that the accounting policies set out in this note are the most appropriate to the Group's and the Company's circumstances, have been consistently applied both to the Group and the Company in dealing with items which are considered material, and are supported by reasonable and prudent estimates and judgements. Where IFRS allows a choice of accounting policy, the Directors have chosen the policy which they consider most appropriate for the Group. The accounting policies have been applied to all periods presented in these Financial Statements and are consistent with the accounting policies used by the Group in preparing its Interim Financial Information for the 6 months ended 30 June 2005.

The Financial Statements are presented in pounds sterling, which is the currency of the Group's and Company's primary operating environment.

(e) Basis of consolidation
The Group's Financial Statements incorporate on a fully consolidated basis the Financial Statements of the Company and those entities (including special purpose entities) which are controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities. Where subsidiaries have been acquired during a period, their results are consolidated in the Financial Statements from the date control is transferred to the Group. Where subsidiaries have been disposed of, their results are consolidated to the date of disposal. On the acquisition of a business, fair values are attributed to the assets, liabilities and contingent liabilities acquired. Any difference between the consideration given and the fair value of the net assets acquired is capitalised as goodwill.

Accounting policies applied to both 2004 and 2005

(f) Fee and commission income
Where value added tax ('VAT') is charged, income is stated net of VAT.

Commission receivable from the sale of third party regulated financial services products is recognised as income within "fee and commission income" when the policy goes "on risk", net of any provision for repayment in the event of early termination by the customer.

Fee and commission income arises on various other activities and is accounted for within "fee and commission income" in the Income Statement on an accruals basis as the services are performed. Fee and commission income includes items relating to lending which do not qualify for inclusion in the effective interest rate ('EIR') on the loan.

(g) Employee benefits
(i) Post-retirement benefits
The Group operates a number of post-retirement benefit plans for its employees, including defined contribution plans, defined benefit plans and other post-retirement benefits (principally healthcare). The costs of these plans are charged to the Income Statement and retained earnings in accordance with IAS 19 "Employee Benefits" as amended in December 2004.

A defined contribution plan is a pension arrangement where the employer pays fixed contributions into a separate fund. The contributions are charged to the Income Statement when employees have rendered the related services, which is generally in the year of contribution.

A defined benefit plan is a pension arrangement that defines an amount of pension benefit that an employee will receive during retirement, usually dependent on one or more factors such as age, years of service and salary. The net deficit or surplus on the plan is carried in the Balance Sheet, comprising the present value of the defined benefit obligation at the Balance Sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent qualified actuaries using the projected unit credit method. Actuarial gains and losses are charged to retained earnings in full in the period in which they occur, and pass through the Statement of Recognised Income and Expense rather than the Income Statement.

Post-retirement medical benefits are accounted for in the same way as pension benefits, with the present value of the liability being carried on the Balance Sheet.

(ii) Share-based payment
The Group operates various share-based incentive schemes for employees and officers, including a Sharesave Scheme. Grants of shares, share options and other equity instruments which were made after 7 November 2002 and which had not vested as at 1 January 2005 are accounted for in accordance with IFRS 2 "Share-based Payment", under which the fair value of awards is measured at the date of grant and charged to the Income Statement over the period to vesting, with a corresponding credit to retained earnings. Further details of the Group's fair value methodology are given in note 5. The fair value takes into account vesting conditions in addition to expected movements in the Company's share price. The charge is made only in respect of the number of awards

that are expected to vest; this expected number is revised at each Balance Sheet date and the difference due to estimate revisions is charged or credited to the Income Statement over the period to vesting with a corresponding adjustment to retained earnings. The proceeds received on exercise of options net of any directly attributable transaction costs are credited to retained earnings.

(h) Taxation
The charge for taxation is based on the profit for the year and takes into account taxation deferred or accelerated arising from temporary differences between the carrying amounts of certain items for taxation and for accounting purposes. Deferred taxation is provided for in full at the tax rate at the Balance Sheet date in accordance with IAS 12 "Income Taxes", including on tax losses carried forward, and is not discounted to take account of the expected timing of realisation. Deferred taxation assets are recognised only to the extent that it is probable that future taxable profits will be available against which the taxable differences can be utilised. Tax relating to items which are taken directly to reserves is also taken directly to reserves.

(i) Dividends
In accordance with IAS 10 "Events after the Balance Sheet Date", dividends payable on ordinary shares are recognised in retained earnings once they are appropriately authorised and are no longer at the discretion of the Company.

Dividends receivable by the Company (including those receivable from other Group entities) are recognised by the Company once the right to receive payment is established, in accordance with IAS 18 "Revenue".

(j) Purchases and sales of financial assets
Purchases and sales of mortgage portfolios are accounted for on the completion date. All other purchases and sales of financial assets are accounted for on the date of commitment to buy or sell (the "trade date").

(k) Securitisation vehicles
The Group has securitised various residential mortgage loans, generally by sale or transfer to special purpose entities which in turn issue securities to investors. The special purpose structures are consolidated line by line into the Group Financial Statements if they are, in substance, controlled by the Company.

(l) Shares in Group undertakings
In the accounts of the Company, shares in Group undertakings are carried at cost less any impairment, as required by IAS 27 "Consolidated and Separate Financial Statements". Shares are reviewed at each published Balance Sheet date for any indication of impairment, in accordance with IAS 36 "Impairment of Assets". If there is indication of impairment of any share, the carrying value of the share is reviewed, and any impairment identified is charged immediately in the Income Statement.

(m) Property, plant and equipment
The cost of additions and major alterations to land and buildings, equipment, fixtures and motor vehicles is capitalised. All property, plant and equipment is stated at historical cost less depreciation.

Depreciation is provided so as to write off the cost less the estimated residual value of each significant component of each item of property, plant and equipment over that component's estimated useful life, as follows:

- Land is not depreciated;
- Freehold buildings at 2% per annum on a straight line basis;
- Leasehold properties over the shorter of the lease period and 50 years on a straight line basis;
- Fixtures and fittings at 20% per annum on a straight line basis;
- Motor vehicles at 25% per annum on a reducing balance basis;
- Computer equipment at rates ranging from 20% to 33% per annum on a straight line basis; and
- Other equipment and major alterations to buildings at 10% per annum on a straight line basis.

All items of property, plant and equipment are reviewed annually for impairment.

(n) Leases
Leases are accounted for as finance leases or operating leases in accordance with IAS 17 "Leases". A finance lease is a lease that transfers substantially all the risks and rewards of ownership of an asset; any other lease is an operating lease.

Rentals under operating leases are charged to "administrative expenses" on a straight line basis to the date of change in the rental amount. Typically, operating leases have rent review dates in their terms, several years apart, and between those dates the annual rent remains constant. Lease premia paid are amortised over the full lease period on a straight line basis.

(o) Intangible assets
(i) Goodwill
On acquisition of a business, goodwill represents the difference between the fair value of the consideration given and the net aggregate fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is not subject to regular amortisation, but is reviewed annually for impairment. Any impairment identified is charged immediately in the Income Statement and is not subsequently reversed. Goodwill is carried at cost less accumulated impairment losses. Gains and losses on the disposal of a business include the carrying amount of any goodwill relating to the business sold.

In respect of acquisitions prior to 1 January 2004, goodwill is included on the basis of its deemed cost, being its carrying amount at 1 January 2004 under previous UK GAAP.

(ii) Computer software
Computer software licences are capitalised as intangible assets if they have a sufficiently enduring nature. Thereafter they are carried at cost less accumulated amortisation. Amortisation is provided on a straight line basis over their useful economic lives, which may be up to five years. Those which have a life expectancy at the outset of less than two years are not capitalised but instead their costs are charged to the Income Statement as they arise. Costs that are directly associated with developing identifiable computer software systems are capitalised if the criteria in IAS 38 "Intangible Assets" are satisfied; the main criteria are that the successful completion of the development project is reasonably certain and that the software is expected to generate future economic benefits. Each item of capitalised developed computer software is carried at cost less accumulated amortisation;

amortisation is provided on a straight line basis over its estimated useful life. Costs that do not qualify for capitalisation are charged to the Income Statement as they arise.

(p) Provisions
Provisions are recognised when, and only when, the following criteria are all met:
- there is a present obligation (legal or constructive) as a result of a past event; and
- it is probable that an outflow of resources will be required to settle the obligation; and
- a reliable estimate can be made of the amount of the obligation.

Provisions are discounted to net present value using rates which reflect the risks specific to the provision, if the effect of discounting is material.

Provisions are reviewed at each Balance Sheet date, and are released if they no longer meet the above criteria.

(q) Cash and cash equivalents
For the purposes of the Cash Flow Statement, cash and cash equivalents comprise balances which had an original maturity of three months or less.

(r) Foreign currencies
Foreign currency transactions, assets and liabilities are accounted for in accordance with IAS 21 "The Effects of Changes in Foreign Exchange Rates". The presentation currency of the Group is pounds sterling. Transactions which are not denominated in pounds sterling are translated into sterling at the spot rate of exchange on the date of the transaction. Monetary assets and liabilities which are not denominated in pounds sterling are translated into sterling at the closing rate of exchange at the Balance Sheet date.

Any foreign exchange gains or losses arising from settlement of transactions at rates different from those at the date of the transaction, and any unrealised foreign currency exchange gains and losses on unsettled foreign currency monetary assets and liabilities, are included in the Income Statement in "interest and similar income" or "interest expense and similar charges" depending on whether the underlying instrument is an asset or a liability.

The assets and liabilities of subsidiaries which have a functional currency other than pounds sterling are translated into sterling at the closing rate of exchange at the Balance Sheet date, and the Income Statements and cash flows of those entities are translated into sterling at the average exchange rate for the Income Statement period.

Financial instruments accounting policies applied to 2005 only

(s) Interest income and expense
For all financial instruments (including loans and advances), interest income and expense are recognised in the Income Statement on an EIR basis.

The EIR basis spreads the interest income or interest expense over the expected life of the instrument. The EIR is the rate that at the inception of the instrument exactly discounts expected future cash payments and receipts through the expected life of the instrument back to the initial carrying amount. When calculating the EIR, future cash flows are estimated, considering all contractual terms of the instrument (for example prepayment options) but potential future credit losses are not considered. The calculation includes all directly attributable incremental fees and costs, premia on acquisition of mortgage portfolios and all other premia and discounts as well as interest.

(t) Fee and commission income
If commission income is receivable on deferred terms, a deemed interest element of the commission is separated and recognised on an EIR basis over the deferred payment period.

(u) Classification of financial instruments
In accordance with IAS 39 each financial asset is classified at initial recognition into one of four categories:

(i) Financial assets at fair value through profit or loss;
(ii) Held-to-maturity investments;
(iii) Loans and receivables; or
(iv) Available-for-sale;

and each financial liability into one of two categories:
(v) At amortised cost; or
(vi) At fair value through profit or loss.

In June 2005 the IASB issued the "Fair Value Option" amendment to IAS 39. This amendment permits designation of a financial asset or financial liability as being "at fair value through profit or loss" under wider circumstances than were previously allowed. The Company uses this amendment to prevent technical accounting mismatches between the Company and other Group entities in respect of accounting for intra-group swap arrangements; use of this amendment has had no impact on the results or Balance Sheet of the Group. On initial adoption of the amendment, the Company did not redesignate any existing instruments between categories.

Measurement of financial instruments is either at amortised cost (categories (ii), (iii) and (v) above) or at fair value (categories (i), (iv) and (vi) above), depending on the category of financial instrument.

Amortised cost is the amount measured at initial recognition, adjusted for subsequent principal and other payments, less cumulative amortisation calculated using the EIR method; the amortisation is taken to interest income or expense depending on whether the instrument is an asset or a liability. The amortised cost balance is reduced where appropriate by an allowance for amounts which are considered to be impaired or uncollectable.

Any profit or loss on sale of an instrument carried at amortised cost is recognised immediately in the Income Statement in interest income or expense depending on whether the instrument is an asset or a liability.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Where a market exists, fair values are based on quoted market prices. For instruments which do not have active markets, fair value is calculated using present value models which take individual cash flows together with assumptions based on market conditions and credit spreads and are consistent with accepted economic methodologies for pricing financial instruments. Movements in fair value are recognised in the "fair value movements on financial instruments" line in the Income Statement, except in the case of instruments classified as "available-for-sale", in which case the fair value movements

are taken to the "available-for-sale reserve". On sale of an available-for-sale instrument the accumulated fair value movements are transferred from the "available-for-sale reserve" to "gains less losses on sale of debt securities" within the Income Statement.

Certain certificates of deposit, fixed and floating rate notes and mortgage-backed securities are classified as available-for-sale.

(v) Impairment of financial assets
Financial assets, including loans and receivables, are reviewed for indications of possible impairment throughout the year and at each published Balance Sheet date, in accordance with IAS 39. For each individual loan which exhibits indications of impairment, the carrying value of the loan at the Balance Sheet date is reduced to the net present value of the expected future cash flows associated with the loan, calculated at the loan's original EIR; these cash flows include where appropriate estimated amounts recoverable by repossession and sale of the secured property, taking into account a discount on property value to reflect a forced sale. Loans and advances are written off when there is no realistic prospect of recovery. All loans that have been assessed as having no individual impairment are then assessed collectively, grouped by loans with similar risk characteristics; assessment is made of impairment arising due to events which are believed to have occurred but had not yet been reported by the Balance Sheet date, taking into account the prevailing economic climate. This collective impairment is reflected by reducing the carrying value of total loans.

Interest income is recognised on impaired loans by applying the original EIR of the loan to the impaired balance.

(w) Debt securities held
Debt securities intended for use on a continuing basis in the Group's activities are classified either as "available-for-sale" or as "at fair value through profit or loss", and are accounted for, in accordance with IAS 39. In each case they are carried at fair value. Each investment in a structured investment vehicle ('SIV') is individually reviewed to ensure the accounting treatment is appropriate. Where the SIV is considered to have minimal management discretion, the Group recognises its share of the SIV's underlying assets and liabilities, at fair value. In other cases the investment in the SIV is treated as a debt security. Interest on these vehicles includes a margin above the coupon rate to reflect profits earned by the underlying investment.

(x) Derivative financial instruments and hedge accounting
The Group enters into derivative contracts in order to manage exposures to interest rate risks, foreign currency risks and risks arising from forecast transactions, in accordance with IAS 39. The EU has issued an amendment to IAS 39 (the "carve-out" of IAS 39) which relaxes the IAS 39 rules on hedging. Group policy is to apply and account for hedging in accordance with IAS 39, without use of the carve-out relaxation. As explained in 1(u), the Group has used the provisions of the Fair Value Option amendment to IAS 39 issued by the IASB in June 2005.

All derivatives are carried at fair value in the Balance Sheet; as assets when the fair value is positive and as liabilities when the fair value is negative. Changes in the fair value of the derivatives are charged to the Income Statement, in the "fair value movements on financial instruments" line. However, by applying the hedge accounting rules set out in IAS 39, the changes in fair value of derivatives which are used to hedge particular risks can either be offset in the Income Statement (fair value hedging) or deferred to reserves (cash flow hedging). The Group uses fair value hedges and cash flow hedges.

One-to-one fair value hedges
Where a derivative financial instrument hedges the changes in fair value of a specific asset or liability, any gain or loss in the fair value of the hedging derivative is recognised in the Income Statement, in "fair value movements on financial instruments". Provided that the hedge arrangement meets the requirements of IAS 39 to be classed as "highly effective", the associated hedged item is carried in the Balance Sheet at fair value in respect of the hedged risk, with any gain or loss in that fair value also recognised in the Income Statement in "fair value movements on financial instruments". Hence profit volatility is mitigated. The Income Statement immediately recognises any "ineffectiveness", defined as any difference between the fair value movement on the hedging instrument and that on the hedged item. Where a fair value hedge relationship is terminated or deemed ineffective (other than as a result of the hedged item being derecognised from the Balance Sheet due to sale or other reason) the fair value adjustment relating to the terminated hedge relationship is amortised in "fair value movements on financial instruments" within the Income Statement over the period to the date of maturity of the hedged item. The derivative continues to be carried at fair value.

Portfolio fair value hedges
Where a group of derivatives hedge the interest rate exposure of a group of assets or liabilities, and the hedge meets the requirements of IAS 39 to be classed as "highly effective", the hedge relationship is accounted for in the same way as a one-to-one fair value hedge except that the Balance Sheet carrying value of the hedged items is not adjusted to fair value; instead the difference between the fair value and carrying value of the hedged items is carried on the Balance Sheet in "fair value adjustments of portfolio hedging".

Cash flow hedges
Where a derivative financial instrument hedges the variability in cash flows of an asset or liability, or of a highly probable forecast transaction, the effective portion of the change in fair value of the derivative is taken to the "cash flow hedge reserve" and the remaining portion is charged to "fair value movements on financial instruments" in the Income Statement. The amount taken to the "cash flow hedge reserve" is amortised to the "fair value movements on financial instruments" line of the Income Statement over the life of the hedged item. Where a cash flow hedge of a forecast transaction is terminated or deemed ineffective any cumulative gain or loss remaining in the reserve continues to be held there, and is transferred to the Income Statement only when the forecast transaction is recognised. If the forecast transaction is no longer expected to occur, the gain or loss still held in the reserve is immediately recognised in the Income Statement, in "fair value movements on financial instruments".

Hedge effectiveness
At the inception of each hedging arrangement, the relationship between the hedging instruments and the hedged items is

documented, as well as the risk management objective and strategy. Also documented is an assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in the hedging arrangement are highly effective in offsetting changes in fair values or cash flows of the hedged items.

Embedded derivatives
Certain financial instruments have derivative features embedded within them ('embedded derivatives'). Where the economic characteristics and risks of the embedded derivative are not closely related to those of the host instrument, and where the host instrument is not carried at fair value, the embedded derivative is separated from the host and carried in the Balance Sheet at fair value within "derivative financial instruments", with gains and losses on the embedded derivative being recognised in the Income Statement in "fair value movements on financial instruments".

(y) Debt securities in issue
On initial recognition, debt issued is measured at its fair value net of directly attributable transaction costs, in accordance with IAS 39. Subsequent measurement is at amortised cost using the EIR method to amortise incremental attributable issue and transaction costs, premia and discounts over the life of the instrument; these costs are charged along with interest on the debt to "interest expense and similar charges". Unamortised amounts are added to or deducted from the carrying value of the instrument.

It is the Group's policy to hedge fixed interest rate risk on debt issued and to apply fair value hedge accounting.

Financial instruments accounting policies applied to 2004 only

(z) Income recognition
- Interest income is recognised in the Income Statement in "interest and similar income" as it accrues except where interest is suspended as set out in 1(ad) below.
- Commercial lending fees charged in lieu of interest are recognised in the Income Statement in "interest and similar income" as they fall.
- Residential lending fees and commissions receivable are recognised in the Income Statement on receipt within "fee and commission income".
- Commission receivable from Regulated Financial Services products is recognised in the Income Statement on receipt within "fee and commission income" when the policy goes "on risk", net of any provision for repayment in the event of termination by the customer.
- Procurement fees from sale of mortgages are recognised in the Income Statement within "fee and commission income" when monies are advanced and the mortgage becomes active.

(aa) Fees payable
Fees payable to brokers and agents in respect of the sale of mortgages are recognised in the Income Statement within "fee and commission expense" as incurred.

(ab) Acquisition of mortgage portfolios
Premia paid on the acquisition of mortgage portfolios are held within "other assets" and amortised over the estimated economic life of the underlying asset. Where such mortgage portfolios are acquired as part of a company purchase, the amortisation charge is included within "administrative expenses". Where such mortgage portfolios are acquired as a result of a specific asset purchase, the amortisation charge is deducted from "interest and similar income".

(ac) Incentives to customers
Cashbacks, interest discounts and other incentives to customers are amortised against "interest and similar income" over the early-redemption clawback period of these products commencing from the date of completion. Unamortised incentives are held within "prepayments and accrued income" and "other liabilities".

(ad) Provisions for bad and doubtful debts
Provision is made at each Balance Sheet date for all reasonably foreseeable losses that are believed to exist at that date in the portfolio of loans and advances to customers.
Specific provisions for residential lending are created on a case-by-case basis. The potential shortfall is calculated from the outstanding mortgage debt plus costs of repossession less the estimated property value with a discount valuation factor for forced sale. The potential shortfall for each case is adjusted to reflect the probability of loss. This adjustment reflects historical performance except for specialist lending where, because this area of lending is not yet mature, probabilities of loss are predicted by reference to the credit scoring system.

Specific provisions for the commercial portfolio are calculated on all cases which are three or more months in arrears. A probability of loss, dependent on the severity of the arrears, is applied on a case-by-case basis.

The specific provision for properties in possession is based on the contracted/agreed sale price or sale valuation, with adjustment for expenses of sale and income from insurance policies.

Loans and advances are written off where there is no realistic prospect of recovery.

General provisions are raised to cover losses which are judged to be present in total loans and advances at the Balance Sheet date, but which have not been identified in specific loans. The general provision also takes into account the economic climate in the market and the level of security held.

Interest charged to all residential and commercial loans which are in arrears or in possession, and where the interest is expected to be irrecoverable, is suspended and no longer credited to "interest and similar income".

(ae) Debt securities held
Debt securities intended for use on a continuing basis in the Group's activities are classified as investment securities and are stated at cost as adjusted for the amortisation of any premia or discounts arising on acquisition; these are amortised to "interest and similar income" over the period to redemption on a level yield basis. Provision is made for any impairment in value. Each investment in a structured investment vehicle ('SIV') is individually reviewed to ensure the accounting treatment is appropriate. Where the SIV is considered to have minimal management discretion, the Group recognises its share of the SIV's underlying assets and liabilities. In other cases the investment in the SIV is treated as a debt security. Interest on these vehicles includes a margin above the

coupon rate to reflect profits earned by the underlying investment.

(af) Debt securities in issue and capital instruments
Debt securities in issue are stated at cost as adjusted for the amortisation of any premia or discounts arising on issue; these are amortised to "interest expense and similar charges" over the period to redemption on a level yield basis. Premia or discounts on capital instruments are amortised over the period to the instruments' maturity at a constant rate and included in "interest expense and similar charges". The unamortised amounts are added to or deducted from the relevant liability. In the event of early repayment, the unamortised issue cost is charged immediately to "interest expense and similar charges".

(ag) Off-balance sheet financial instruments
The Group uses off-balance sheet financial instruments for hedging purposes to reduce the risks arising on transactions entered into in the normal course of business, and the income or expense arising from these off-balance sheet financial instruments is recognised in the Financial Statements in accordance with the accounting treatment of the transactions being hedged. The effectiveness of this hedging is reviewed on a regular basis.

Where an off-balance sheet instrument is terminated prior to the termination of the underlying hedged transaction, any profit or loss realised upon the early termination is deferred and matched against the income or expenditure arising from the underlying hedged transaction over the remaining period of the hedged transaction. If the underlying hedged transaction is extinguished or terminated, the remaining unamortised gains or losses on the hedge are recognised immediately in the Income Statement.

2. Segmental information

The Group operates through two principal business segments, Lending and Retail, supported by Treasury & Reserves and Group Services. An analysis of Group information by business segment is provided in the table below. Substantially all of the Group's activities are carried out within a single geographical segment, the UK.

Details of the disposal of the Group's non-core operations are given in note 8.

2005	Lending	Retail	Treasury & Reserves	Group Services	Group Eliminations	Group Total
	£m	£m	£m	£m	£m	£m
Net interest income	294.3	127.3	47.7	-	-	469.3
Net fee and commission income	30.5	61.4	-	0.4	-	92.3
Gains less losses on sale of debt securities	0.9	-	0.9	-	-	1.8
Fair value movements on financial instruments	-	-	1.1	-	-	1.1
Other operating income	1.2	4.7	-	2.1	-	8.0
Non-operating income	-	-	-	8.1	-	8.1
Segment income	326.9	193.4	49.7	10.6	-	580.6
Administrative costs	(71.0)	(123.2)	(10.4)	(106.8)	-	(311.4)
Impairment (loss)/credit	(5.7)	-	-	-	-	(5.7)
Segment result	250.2	70.2	39.3	(96.2)	-	263.5
Taxation						(74.7)
Profit for the financial year						188.8
Segment assets	32,580.3	18,554.0	19,449.0	20,140.5	(49,911.3)	40,812.5
Deferred tax asset						27.7
Total assets						40,840.2
Segment liabilities	32,132.7	18,273.4	18,385.3	20,339.8	(49,695.7)	39,435.5
Current tax liabilities						64.4
Total liabilities						39,499.9
Other segment items:						
Capital expenditure	-	-	-	35.2	-	35.2
Depreciation and amortisation	-	-	-	12.6	-	12.6
Other non-cash expenses	-	-	-	-	-	-
Restructuring costs (see note b)	-	-	-	7.9	-	7.9
Compensation costs (see note b)	-	-	-	38.7	-	38.7

2. Segmental information continued

2004

	Lending	Retail core	Treasury & Reserves	Group Services	Group Eliminations	Group (Continuing)	Retail non-core (Discontinued)	Group Total
	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	281.8	121.7	44.9	-	-	448.4	-	448.4
Net fee and commission income	23.5	75.9	-	(1.2)	-	98.2	139.0	237.2
Gains less losses on sale of debt securities	-	-	10.0	-	-	10.0	-	10.0
Other operating income	0.4	1.8	-	4.4	-	6.6	-	6.6
Non-operating income	-	-	-	6.4	-	6.4	-	6.4
Segment income	305.7	199.4	54.9	9.6	-	569.6	139.0	708.6
Administrative costs	(68.4)	(137.8)	(8.2)	(107.0)		(321.4)	(167.6)	(489.0)
Impairment (loss)/credit	12.3	-	-	-	-	12.3	-	12.3
Segment result	249.6	61.6	46.7	(97.4)	-	260.5	(28.6)	231.9
Taxation								(65.0)
Loss on sale of discontinued operations, net of taxation								(128.6)
Profit for the financial year								38.3
Segment assets	29,973.3	16,899.2	20,494.0	18,145.8	(47,398.3)	38,114.0	-	38,114.0
Deferred tax asset								35.7
Total assets								38,149.7
Segment liabilities	29,615.7	16,693.7	18,970.0	18,640.8	(47,184.5)	36,735.7	-	36,735.7
Current tax liabilities								68.2
Total liabilities								36,803.9
Other segment items:								
Capital expenditure	-	-	-	42.5	-	42.5	-	42.5
Depreciation and amortisation	-	-	-	13.2	-	13.2	0.8	14.0
Restructuring costs (see note b)	-	-	-	7.7	-	7.7	6.9	14.6
Compensation costs (see note b)	-	-	-	23.7	-	23.7	13.4	37.1

All segments are continuing except Retail non-core.

(a) In order to analyse net interest by business segment, a transfer price is applied to the internal funding or liquidity requirement of each segment. Interest rates used for transfer pricing have been determined to retain the interest rate risk within Treasury & Reserves. Costs have been assigned to each segment based on resources consumed. Transfer pricing in respect of mortgage origination by the Retail segment has been determined on the basis of market rates for such activity.

(b) Restructuring costs of £7.9m (2004: £14.6m) and compensation costs of £38.7m (2004: £37.1m) have not been allocated across business segments since they are the consequence of Group level decisions.

(c) Assets and liabilities have been allocated to Lending and Retail on the basis of the regulatory capital framework. The segments are not allocated capital during the normal course of business, therefore segmental profits do not relate to these net assets. The other significant unallocated items are deferred and current tax.

(d) Further details of segmental performance are provided in the Group Finance Director's Review on pages 10 to 17.

3. Administrative expenses

	Group 2005 £m	Group 2004 £m
Staff costs (see note 4)	**99.8**	201.2
Property operating lease rentals	**7.5**	15.4
Equipment hire	**0.4**	1.7
Remuneration of auditor and associates:		
Audit services:		
Statutory audit fees	**0.7**	0.6
Other audit fees	**0.5**	0.2
	1.2	0.8
Tax services	**0.1**	0.2
Other services	**0.5**	0.1
Depreciation and amortisation (see notes 21 and 22)	**12.6**	14.0
Other expenses	**142.7**	203.9
	264.8	437.3
Restructuring costs:		
Staff redundancy costs	**6.9**	7.7
Asset write-off	**-**	5.3
Other	**1.0**	1.6
Compensation costs	**38.7**	37.1
	311.4	489.0

Restructuring costs relate to the cost reduction programme which commenced in 2004.

Compensation costs relate to the provision for potential compensation payments to customers for business written in the past by our independent financial advisory business. The independent financial advisory business which made these sales was closed in 2004.

All of the remuneration of auditor and associates was incurred by the Company with the exception of £0.3m of statutory audit fees which were incurred by other Group entities.

4. Staff costs and numbers

The average number of persons employed during the year was as follows:

Group	Full time 2005	Full time 2004	Part time 2005	Part time 2004	Full time equivalent 2005	Full time equivalent 2004
Continuing operations	**2,440**	2,844	**622**	686	**2,736**	3,171
Discontinued operations	**-**	2,105	**-**	815	**-**	2,493
Total	**2,440**	4,949	**622**	1,501	**2,736**	5,664

Company	Full time 2005	Full time 2004	Part time 2005	Part time 2004	Full time equivalent 2005	Full time equivalent 2004
Continuing operations	**1,944**	2,262	**513**	594	**2,189**	2,546
Discontinued operations	**-**	1,308	**-**	708	**-**	1,645
Total	**1,944**	3,570	**513**	1,302	**2,189**	4,191

The full time equivalent is based on the average hours worked by employees in the year. The total headcount at each year end was:

Group	Group 2005 Number	Group 2004 Number	Company 2005 Number	Company 2004 Number
	3,043	3,152	**2,428**	2,558

4. Staff costs and numbers continued

The aggregate costs of these persons were as follows:

	Group 2005 £m	Group 2004 £m
Wages and salaries	**77.3**	163.5
Social security costs	**8.7**	17.9
Defined benefit pension costs (see note 28d)	**9.5**	13.2
Defined contribution pension costs (see note 28a)	**1.4**	2.7
Other post-retirement benefits costs (see note 28d)	**0.1**	0.6
Equity-settled share based payment (see note 5)	**2.8**	3.3
	99.8	201.2

5. Share-based payment

During the year the Group had five share-based payment schemes with employees. These are all accounted for by the Group and Company as follows:

Arrangement	Executive Share Option Scheme							Sharesave Scheme
Nature of the arrangement	Grant of share options	Grant of share options	"Save as you earn" scheme	"Save as you earn" scheme	"Save as you earn" scheme	"Save as you earn" scheme	"Save as you earn" scheme	"Save as you earn" scheme
Date of grant	25/2/03	14/8/03	20/3/03	20/3/03	18/3/04	18/3/04	24/3/05	24/3/05
Number of instruments granted	1,368,230	59,608	1,366,351	789,338	1,832,649	427,490	510,251	155,307
Exercise price	£2.82	£3.07	£2.24	£2.24	£2.45	£2.45	£2.58	£2.58
Quoted share price at grant date	£2.77	£3.09	£2.98	£2.98	£3.05	£3.05	£3.06	£3.06
Contractual life	10 years	10 years	3.5 years	5.5 years	3.5 years	5.5 years	3.5 years	5.5 years
Vesting conditions	Earnings per share growth over a 3 year period exceeds the growth in the Retail Price Index over the same period by a minimum of 9%	Earnings per share growth over a 3 year period exceeds the growth in the Retail Price Index over the same period by a minimum of 9%	Three-year service period and savings requirement	Five-year service period and savings requirement	Three-year service period and savings requirement	Five-year service period and savings requirement	Three-year service period and savings requirement	Five-year service period and savings requirement
Settlement	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares
Expected volatility	32%	31%	32%	32%	29%	29%	27%	27%
Expected option life at grant date	5 years	5 years	3.1 years	5.1 years	3.1 years	5.1 years	3.1 years	5.1 years
Risk-free interest rate	3.8%	4.4%	4.0%	4.2%	4.5%	4.5%	4.6%	4.6%
Expected dividend (dividend yield)	4.9%	4.8%	4.6%	4.6%	5.0%	5.0%	5.6%	5.6%
Expected annual departures	5%	5%	15%	10%	15%	10%	15%	10%
Fair value per granted instrument determined at grant date	£0.55	£0.65	£0.87	£0.91	£0.76	£0.79	£0.64	£0.67
Valuation model	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology

5. Share-based payment continued

Arrangement	Employees' Restricted Share Bonus Plan									
Nature of the arrangement	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares
Date of grant	1/1/03	1/1/03	1/1/03	1/1/04	1/1/04	1/1/04	12/3/04	1/1/05	1/1/05	1/1/05
Number of instruments granted	56,966	56,966	56,966	2,101	2,101	2,101	93,192	14,892	14,892	14,892
Exercise price	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Quoted share price at grant date	£2.90	£2.90	£2.90	£3.05	£3.05	£3.05	£3.04	£3.36	£3.36	£3.36
Contractual life	2.2 years	3.2 years	4.2 years	2.2 years	3.2 years	4.2 years	3 years	2.2 years	3.2 years	4.2 years
Vesting conditions	Achievement of individual performance targets in 2003 and still a member of staff at the second anniversary of date of grant	Achievement of individual performance targets in 2003 and still a member of staff at the third anniversary of date of grant	Achievement of individual performance targets in 2003 and still a member of staff at the fourth anniversary of date of grant	Achievement of individual performance targets in 2004 and still a member of staff at the second anniversary of date of grant	Achievement of individual performance targets in 2004 and still a member of staff at the third anniversary of date of grant	Achievement of individual performance targets in 2004 and still a member of staff at the fourth anniversary of date of grant	Still a member of staff at the third anniversary of date of grant	Achievement of individual performance targets in 2005 and still a member of staff at the second anniversary of date of grant	Achievement of individual performance targets in 2005 and still a member of staff at the third anniversary of date of grant	Achievement of individual performance targets in 2005 and still a member of staff at the fourth anniversary of date of grant
Settlement	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares
Expected volatility	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Expected option life at grant date	2.2 years	3.2 years	4.2 years	2.2 years	3.2 years	4.2 years	3 years	2.2 years	3.2 years	4.2 years
Risk-free interest rate	3.8%	4.0%	4.1%	4.3%	4.5%	4.6%	4.4%	4.3%	4.3%	4.3%
Expected dividend (dividend yield)	4.7%	4.7%	4.7%	5.0%	5.0%	5.0%	5.1%	5.0%	5.0%	5.0%
Expected annual departures	15%	15%	15%	10%	10%	10%	5%	10%	10%	10%
Fair value per granted instrument determined at grant date	£2.65	£2.53	£2.41	£2.76	£2.63	£2.50	£2.61	£3.04	£2.90	£2.76
Valuation model	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology

Arrangement	Performance Share Plan				Executive Incentive Plan				
Nature of the arrangement	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares
Date of grant	25/2/03	25/2/03	14/8/03	23/2/04	23/2/04	28/2/05	28/2/05	28/2/06	28/2/06
Number of instruments granted	762,002	592,889	52,368	871,577	506,666	341,990	341,990	277,925 *	277,925 *
Exercise price	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Quoted share price at grant date	£2.77	£2.77	£3.09	£3.10	£3.10	£3.23	£3.23	£4.11	£4.11
Contractual life	3 years	3 years	3 years	3 years	3 years	3 years	3 years	3 years	3 years
Vesting conditions	Total shareholder return growth of Bradford & Bingley plc compared to a peer group of companies	Total shareholder return growth of Bradford & Bingley plc compared to a peer group of companies	Total shareholder return growth of Bradford & Bingley plc compared to a peer group of companies	Total shareholder return growth of Bradford & Bingley plc compared to a peer group of companies	Total shareholder return growth of Bradford & Bingley plc compared to a peer group of companies	Achievement of individual performance targets in 2004 and still a member of staff at the third anniversary of date of grant	Earnings per share growth of Bradford & Bingley plc shares over a three year period exceeds annual RPI growth by 3%	Achievement of individual performance targets in 2005 and still a member of staff at the third anniversary of date of grant	Earnings per share growth of Bradford & Bingley plc shares over a three year period exceeds annual RPI growth by 3%
Settlement	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares
Expected volatility	32%	32%	31%	30%	30%	n/a	n/a	n/a	n/a
Expected option life at grant date	3 years	3 years	3 years	3 years	3 years	n/a	3 years	n/a	3 years
Risk-free interest rate	3.5%	3.5%	4.2%	4.5%	4.5%	n/a	n/a	n/a	n/a
Expected dividend (dividend yield)	4.9%	4.9%	4.8%	5.0%	5.0%	5.3%	5.3%	5.3%	5.3%
Expected annual departures	1%	1%	1%	1%	1%	1%	1%	1%	1%
Fair value per granted instrument determined at grant date	£1.60	£1.38	£1.27	£1.40	£1.15	£3.23	£2.77	£4.11	£2.74

5. Share-based payment continued

Arrangement	Performance Share Plan				Executive Incentive Plan				
Nature of the arrangement	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares
Valuation model	Monte Carlo simulation model	Monte Carlo simulation model	Monte Carlo simulation model	Monte Carlo simulation model	Monte Carlo simulation model	Share price at the date the shares are allocated	Black-Scholes methodology	Estimated share price at the date the shares are allocated	Black-Scholes methodology

* estimate to be finalised in 2006

A Monte Carlo simulation model is used to determine the Performance Share Plan fair value as the arrangements include market-based performance conditions and to assist in assessing an appropriate expected vesting period for the Executive Share Option Scheme. For other share schemes a Black-Scholes methodology is used to value options.

The expected volatility of share price applied in the option pricing models is based on historic Bradford & Bingley plc share price data over a period equivalent to the expected life of the scheme or since the date of flotation (4 December 2000) if shorter.

Awards granted under the Executive Incentive Plan are granted based on performance in the preceding financial year. The performance criteria include qualitative elements which are not determined until the award date i.e. after the end of the relevant financial year. The grant date therefore occurs after the employees to whom the award is made have begun providing services. In accordance with IFRS 2 the grant date fair value is initially estimated for the purposes of recognising the services received during the period between service commencement date and grant date. The fair value is then revised once the actual grant date has been established.

The weighted average share price at the date of exercise for share options exercised during the year was £3.2722 (2004: £2.9276).

The following information applies to options outstanding at 31 December 2005 and 31 December 2004:

Range of exercise prices	**31 December 2005**				31 December 2004			
	Weighted average exercise price	**Number of exercisable options (000's)**	**Weighted average remaining life (years) Expected**	**Weighted average remaining life (years) Contractual**	Weighted average exercise price	Number of exercisable options (000's)	Weighted average remaining life (years) Expected	Weighted average remaining life (years) Contractual
£2.00 -£3.00	**£2.7513**	**149,860**	**0.2**	**6.1**	£2.4447	1,136,207	2.2	3.2

The movements in the number of share options (Executive Share Option Scheme and the Sharesave Scheme) can be summarised as follows:

	2005 Number of options	**2005 Weighted average exercise price**	2004 Number of options	2004 Weighted average exercise price
Total number of options outstanding at 1 January	**4,029,514**	**£2.4770**	3,292,838	£2.4775
Granted	**665,558**	**£2.5793**	2,260,139	£2.4474
Exercised	**(594,549)**	**£2.5210**	(171,531)	£2.4299
Forfeited	**(1,116,424)**	**£2.3861**	(1,216,243)	£2.4336
Effect of modifications and cancellations	**(110,102)**	**£2.3965**	(109,567)	£2.3569
Expired	**(80,405)**	**£2.8980**	(26,122)	£2.8170
Total number of options outstanding at 31 December	**2,793,592**	**£2.5194**	4,029,514	£2.4770
Exercisable at 31 December	**149,860**	**£2.7513**	1,136,207	£2.4447

The amount recognised in staff costs for share-based payment transactions with employees may be summarised as follows:

	2005 £m	2004 £m
Executive Share Option Scheme	**0.4**	0.3
Sharesave Scheme	**0.5**	1.4
Employees' Restricted Share Bonus Plan	**0.2**	0.1
Performance Share Plan	**0.6**	1.0
Executive Incentive Plan	**1.1**	0.5
	2.8	3.3

The fair value of the shares for the arrangements in which shares are granted was based on the quoted share price.

6. Taxation

	2005 £m	2004 £m
Current taxation expense:		
UK corporation tax on profits for the year	**(60.3)**	(54.3)
Adjustments in respect of previous years	**0.9**	7.8
	(59.4)	(46.5)
Foreign taxation	**(22.2)**	(5.7)
Total current taxation	**(81.6)**	(52.2)
Deferred taxation expense:		
Origination and reversal of temporary differences (see note 7)	**6.9**	(12.8)
Total taxation expense per the Income Statement	**(74.7)**	(65.0)
The following deferred tax was recognised directly in equity during the year:		
Relating to equity settled transactions	**1.6**	0.6
Relating to available-for-sale debt securities	**(6.5)**	-
Relating to actuarial gains and losses on post-retirement benefit obligations	**7.8**	0.4
Relating to share-based payment	**0.3**	-
Net credit to equity (see note 7)	**3.2**	1.0

The tax charge for 2004 shown above excludes a £2.8m credit representing the tax on minority interests (non-equity) as under IAS 12 this is required to be offset against the minority interest rather than included within the tax charge on ordinary activities.

The 2005 foreign taxation includes a charge of £6.9m (2004: credit of £0.3m) in respect of previous periods.

The 2004 total current taxation charge includes a credit of £10.4m relating to restructuring and compensation costs.

The 2004 loss on sale of discontinued operations is shown net of a taxation credit of £3.1m (see note 8).

The total taxation expense differs from the theoretical amount that would be derived by applying the basic UK corporation tax rate to the Group's results as follows:

	2005 £m	2004 £m
Profit before taxation and loss on sale of discontinued operations	**263.5**	231.9
UK corporation tax at 30%	**(79.0)**	(69.6)
Effects of:		
Expenses not deductible for taxation	**(2.4)**	(6.4)
Lower rate on overseas earnings	**3.0**	3.9
Adjustments in respect of previous periods	**3.7**	4.3
Tax on minority interest	**-**	2.8
Total taxation charge for the year	**(74.7)**	(65.0)
Effective tax rate (%)	**28.3**	28.0

7. Deferred taxation

The net deferred taxation asset is attributable to the following:

Group	Assets		Liabilities		Net	
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Interest-bearing assets	38.0	14.7	-	-	38.0	14.7
Property, plant and equipment	5.5	10.8	(4.0)	(4.0)	1.5	6.8
Other assets	0.3	-	(7.5)	(13.6)	(7.2)	(13.6)
Interest-bearing liabilities	-	0.2	(40.3)	-	(40.3)	0.2
Other liabilities	0.8	1.5	(3.2)	(3.2)	(2.4)	(1.7)
Post-retirement benefit obligations	38.1	29.3	-	-	38.1	29.3
	82.7	56.5	(55.0)	(20.8)	27.7	35.7
Offset	(55.0)	(20.8)	55.0	20.8	-	-
	27.7	35.7	-	-	27.7	35.7

Company	Assets		Liabilities		Net	
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Interest-bearing assets	9.4	1.9	-	-	9.4	1.9
Property, plant and equipment	3.4	4.7	-	-	3.4	4.7
Other assets	-	-	(7.6)	(2.7)	(7.6)	(2.7)
Interest-bearing liabilities	-	-	(19.1)	-	(19.1)	-
Other liabilities	-	0.7	-	-	-	0.7
Post-retirement benefit obligations	38.1	29.3	-	-	38.1	29.3
	50.9	36.6	(26.7)	(2.7)	24.2	33.9
Offset	(26.7)	(2.7)	26.7	2.7	-	-
	24.2	33.9	-	-	24.2	33.9

The movements in the Group's temporary differences during the year and previous year were as follows:

	As at 1 January 2005	Impact of IAS 32 and IAS 39	Recognised in income	Recognised in equity	As at 31 December 2005
	£m	£m	£m	£m	£m
Interest-bearing assets	14.7	9.5	13.8	-	38.0
Property, plant and equipment	6.8	-	(5.3)	-	1.5
Other assets	(13.6)	-	11.3	(4.9)	(7.2)
Interest-bearing liabilities	0.2	(27.6)	(12.9)	-	(40.3)
Other liabilities	(1.7)	-	(0.7)	-	(2.4)
Post-retirement benefit obligations	29.3	-	0.7	8.1	38.1
	35.7	(18.1)	6.9	3.2	27.7

7. Deferred taxation continued

	As at 1 January 2004	Recognised in income	Recognised in equity	As at 31 December 2004
	£m	£m	£m	£m
Interest-bearing assets	16.1	(1.4)	-	14.7
Property, plant and equipment	5.5	1.3	-	6.8
Other assets	(4.5)	(9.1)	-	(13.6)
Interest-bearing liabilities	0.2	-	-	0.2
Other liabilities	(2.7)	1.0	-	(1.7)
Post-retirement benefit obligations	30.7	(2.4)	1.0	29.3
Taxation value of losses carried	2.2	(2.2)	-	-
	47.5	(12.8)	1.0	35.7

The movements in the Company's temporary differences during the year and previous year were as follows:

	As at 1 January 2005	Impact of IAS 32 and IAS 39	Recognised in income	Recognised in equity	As at 31 December 2005
	£m	£m	£m	£m	£m
Interest-bearing assets	**1.9**	**(37.6)**	**45.1**	**-**	**9.4**
Property, plant and equipment	**4.7**	**-**	**(1.3)**	**-**	**3.4**
Other assets	**(2.7)**	**10.1**	**(10.1)**	**(4.9)**	**(7.6)**
Interest-bearing liabilities	**-**	**19.6**	**(38.7)**	**-**	**(19.1)**
Other liabilities	**0.7**	**-**	**(0.7)**	**-**	**-**
Post-retirement benefit obligations	**29.3**	**-**	**0.7**	**8.1**	**38.1**
	33.9	**(7.9)**	**(5.0)**	**3.2**	**24.2**

	As at 1 January 2004	Recognised in income	Recognised in equity	As at 31 December 2004
	£m	£m	£m	£m
Interest-bearing assets	2.0	(0.1)	-	1.9
Property, plant and equipment	4.1	0.6	-	4.7
Other assets	(0.1)	(2.6)	-	(2.7)
Other liabilities	-	0.7	-	0.7
Post-retirement benefit obligations	30.7	(2.4)	1.0	29.3
	36.7	(3.8)	1.0	33.9

8. Loss on sale of discontinued operations

The loss on sale of non-core businesses recognised in the Group Income Statement in 2004 comprised:

		2004
	£m	£m
Consideration		62.2
Net assets disposed of:		
Loans and advances to banks	(12.9)	
Prepayments and accrued income	(2.7)	
Other assets	(24.7)	
Property, plant and equipment	(18.3)	
Other liabilities	1.0	
Accruals and deferred income	5.1	
		(52.5)
Related goodwill		(116.1)
Disposal and other termination costs		(25.3)
Taxation		3.1
Loss, net of taxation		(128.6)

Disposal and other termination costs include early termination fees on outsource contracts, staff costs, professional fees and insurance run-off liabilities.

The components of the loss were all paid or received in cash except for goodwill.

9. Dividends

Dividends recognised in the year were as follows:

	Group		Company	
	2005	2004	**2005**	2004
	Pence per share	Pence per share	**£m**	£m
2003 final dividend	**-**	11.0	**-**	68.4
2004 interim dividend	**-**	5.7	**-**	36.0
2004 final dividend	**11.4**	-	**71.0**	-
2005 interim dividend	**6.0**	-	**37.7**	-
	17.4	16.7	**108.7**	104.4
Proposed final dividend (unaccrued)	**12.3**	11.4	**77.4**	71.0

On 15 February 2006 the Directors proposed that a dividend of 12.3 pence per share (2004: 11.4 pence) be paid on 5 May 2006 to shareholders on the Register at the close of business on 24 March 2006, making a total proposed dividend for the year of 18.3 pence (2004: 17.1 pence).

A resolution to approve the payment of this dividend will be put to the shareholders at the Company's Annual General Meeting to be held on 25 April 2006. In accordance with IAS 10 "Events after the Balance Sheet Date" this proposed dividend has not been reflected as at the Balance Sheet date as it was not a liability at that date.

10. Earnings per share

	Total Operations 2005	Continuing Operations 2004	Discontinued Operations 2004	Total Operations 2004
	Pence	Pence	Pence	Pence
Basic	**30.1**	29.2	(24.6)	4.6
Diluted	**30.0**	29.2	(24.6)	4.6

10. Earnings per share continued

Earnings per share is calculated using the following amounts of profit attributable to equity shareholders:

	Total Operations 2005 £m	Continuing Operations 2004 £m	Discontinued Operations 2004 £m	Total Operations 2004 £m
Profit after taxation and before loss on sale of discontinued operations	**188.8**	192.0	(25.1)	166.9
Loss on sale of discontinued operations, net of taxation	**-**	-	(128.6)	(128.6)
Profit for the financial year	**188.8**	192.0	(153.7)	38.3
Attributable to:				
- Minority interest	**-**	9.7	-	9.7
- Equity shareholders	**188.8**	182.3	(153.7)	28.6

Earnings per share is calculated using the number of ordinary shares as follows:

	Group and Company 2005 Shares (m)	2004 Shares (m)
Weighted average number of ordinary shares in issue	**627.2**	624.3
Dilutive effect of ordinary shares issuable under Company share schemes	**1.5**	1.3
Diluted weighted average number of ordinary shares	**628.7**	625.6

The diluted weighted average number of ordinary shares is calculated by assuming that all shares which could be issued as a result of existing share options and other share-based payment arrangements are in fact issued. Issuance of these additional shares would have no material impact on the Group's earnings.

Shares acquired by employee share trusts, which are deducted from equity shareholders' funds, have been excluded from the calculation of earnings per share as they are treated as if they are cancelled until such time as they vest unconditionally to the employee.

11. Treasury bills and other eligible bills

	Group and Company 2005 £m	2004 £m
As at 1 January	**380.4**	132.6
Effect of adoption of IAS 32 and IAS 39 (see Appendix)	**(0.1)**	-
Additions	**97.0**	1,257.6
Disposals and maturities	**(476.6)**	(1,014.3)
Amortisation of discounts	**(0.7)**	4.5
As at 31 December	**-**	380.4

The carrying value of treasury bills and other eligible bills held at 31 December 2004 included unamortised discounts of £0.8m, and their market value at that date was £380.3m.

12. Loans and advances to banks

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Repayable on demand	**916.1**	657.9	**312.2**	421.1
Other loans and advances repayable:				
In not more than three months	**2,174.8**	3,498.1	**2,003.3**	3,350.6
In more than three months but not more than one year	**59.2**	-	**-**	-
In more than one year but not more than five years	**54.6**	-	**-**	-
	3,204.7	4,156.0	**2,315.5**	3,771.7
Included above are the following amounts which relate to items in the course of collection	**34.4**	43.3	**22.7**	43.3

13. Loans and advances to customers

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Net of impairment:				
Advances secured on residential properties	**28,478.5**	25,588.7	**14,307.8**	15,127.4
Other secured advances	**2,648.6**	3,279.7	**2,685.0**	3,282.3
Amounts due from subsidiary undertakings	**-**	-	**15,610.8**	10,330.8
Subordinated loan to quasi-subsidiary	**-**	-	**23.0**	23.0
	31,127.1	28,868.4	**32,626.6**	28,763.5
Gross repayable:				
On demand and at short notice	**-**	62.5	**15,610.8**	10,392.6
In not more than three months	**129.8**	138.1	**116.1**	124.2
In more than three months but not more than one year	**439.2**	273.2	**378.9**	239.6
In more than one year but not more than five years	**2,463.1**	2,649.8	**2,186.4**	2,345.9
In more than five years	**28,143.4**	25,802.8	**14,349.0**	15,690.4
	31,175.5	28,926.4	**32,641.2**	28,792.7
Less:				
General and specific bad debt provisions (see note 14)	**-**	(53.1)	**-**	(29.2)
Loan impairment (see note 14)	**(48.4)**	-	**(14.6)**	-
Deferred mortgage indemnity income	**-**	(4.9)	**-**	-
	31,127.1	28,868.4	**32,626.6**	28,763.5

It should be noted that the contractual repayment schedule shown above may not reflect actual experience of repayments as many mortgage loans are repaid early.

Within loans and advances to customers are the following amounts which act as security for funding:

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
	6,082.3	4,432.1	**5,461.6**	3,716.1

14. Loan impairment

	Advances secured on residential properties £m	Other secured advances £m	Total £m
Group			
Allowances for credit losses against loans and advances to customers have been made as follows:			
At 31 December 2004	**49.7**	**3.4**	**53.1**
Restatement under first time adoption of IAS 39	**(10.8)**	**(0.3)**	**(11.1)**
At 1 January 2005	**38.9**	**3.1**	**42.0**
Write-offs	**(5.9)**	**-**	**(5.9)**
Impairment charge/(credit)	**13.1**	**(0.8)**	**12.3**
	7.2	**(0.8)**	**6.4**
At 31 December 2005	**46.1**	**2.3**	**48.4**
The Income Statement charge/(credit) comprised:			
Impairment charge/(credit)	**13.1**	**(0.8)**	**12.3**
Recoveries	**(6.6)**	**-**	**(6.6)**
Total Income Statement charge/(credit)	**6.5**	**(0.8)**	**5.7**

14. Loan impairment continued

	Advances secured on residential properties £m	Other secured advances £m	Total £m
Group			
Provisions against loans and advances to customers have been made as follows:			
At 1 January 2004			
General provision	51.8	3.4	55.2
Specific provision	4.4	1.1	5.5
	56.2	4.5	60.7
Amounts written back during the year	4.7	-	4.7
The Income Statement charge comprised:			
Decrease in provisions	(6.4)	(0.1)	(6.5)
Adjustment to specific provision for bad and doubtful debts resulting from recoveries during the year	(4.8)	(1.0)	(5.8)
	(11.2)	(1.1)	(12.3)
At 31 December 2004			
General provision	46.8	3.3	50.1
Specific provision	2.9	0.1	3.0
	49.7	3.4	53.1

	Advances secured on residential properties £m	Other secured advances £m	Total £m
Company			
Allowances for credit losses against loans and advances to customers have been made as follows:			
At 31 December 2004	**25.8**	**3.4**	**29.2**
Restatement under first time adoption of IAS 39	**(11.8)**	**(0.3)**	**(12.1)**
At 1 January 2005	**14.0**	**3.1**	**17.1**
Write-offs	**(1.2)**	-	**(1.2)**
Impairment credit	**(0.5)**	**(0.8)**	**(1.3)**
	(1.7)	**(0.8)**	**(2.5)**
At 31 December 2005	**12.3**	**2.3**	**14.6**
The Income Statement charge comprised:			
Impairment credit	**(0.5)**	**(0.8)**	**(1.3)**
Recoveries	**(5.1)**	-	**(5.1)**
Total Income Statement credit	**(5.6)**	**(0.8)**	**(6.4)**

14. Loan impairment continued

	Advances secured on residential properties	Other secured advances	Total
	£m	£m	£m
Company			
Provisions against loans and advances to customers have been made as follows:			
At 1 January 2004			
General provision	3.1	3.4	6.5
Specific provision	1.9	1.1	3.0
	5.0	4.5	9.5
Transfer of general provision from a subsidiary company	21.9	-	21.9
Amounts written back during the year	3.9	-	3.9
The Income Statement charge comprised:			
Decrease in provisions	(0.2)	(0.1)	(0.3)
Adjustment to specific provision for bad and doubtful debts resulting from recoveries during the year	(4.8)	(1.0)	(5.8)
	(5.0)	(1.1)	(6.1)
At 31 December 2004			
General provision	25.0	3.3	28.3
Specific provision	0.8	0.1	0.9
Total provisions	25.8	3.4	29.2

Group and Company impairment balances at 1 January 2005 differed from provisions at 31 December 2004 due to the transition to IFRS, as discussed in the Appendix.

15. Secured funding

As at 31 December 2005	Date of transaction	Mortgage assets	Secured funding
		£m	£m
Group			
Aire Valley Finance (No.2) plc	Oct 2000	**620.7**	**618.0**
Bradford & Bingley Covered Bonds LLP*	May 2004	**1,663.1**	**1,342.0**
Aire Valley Mortgages 2004-1 plc*	Oct 2004	**1,775.0**	**1,775.0**
Aire Valley Mortgages 2005-1 plc*	Apr 2005	**998.5**	**998.5**
Aire Valley Warehousing 1 Ltd*	Feb 2005	**512.5**	**500.0**
Aire Valley Warehousing 2 Ltd*	Feb 2005	**512.5**	**500.0**
		6,082.3	**5,733.5**

As at 31 December 2004	Date of transaction	Mortgage assets	Secured funding
		£m	£m
Group			
Aire Valley Finance (No.2) plc	Oct 2000	716.0	710.2
Bradford & Bingley Covered Bonds LLP*	May 2004	1,716.1	1,342.0
Aire Valley Mortgages 2004-1 plc*	Oct 2004	2,000.0	1,995.8
		4,432.1	4,048.0

*The Company held £5,461.6m of mortgage assets as at 31 December 2005 (2004: £3,716.1m) within Loans and advances to customers to secure funding of £5,115.5m (2004: £3,337.8m).

A "special purpose vehicle" ('SPV') is a structure comprising one or more legal entities, set up to act as a trust for debt investors, with the aim of obtaining financing outside the regulatory capital of the Group. The rights of mortgages are transferred to the SPV, which operates under a Trust Deed to distribute revenue and capital flows to the trust beneficiaries. The mortgages remain on the balance sheet of the issuer.

(a) Aire Valley Finance (No.2) plc

This SPV issued £1,000.0m of loan notes in October 2000 to purchase a £1,000.0m interest in mortgages. A start-up loan of £22.9m in the form of subordinated debt was provided by Bradford & Bingley plc. Securitised assets at 31 December 2005 were £620.7m, loan notes £618.0m and subordinated debt £23.0m.

15. Secured funding continued

(b) Bradford & Bingley Covered Bonds LLP

The covered bond was launched in May 2004 with the issue of a Euro 2,000.0m note as part of a Euro 10,000.0m program, with bullet maturity in May 2010. A covered bond is a full recourse debt instrument secured against a pool of eligible mortgages. Bradford & Bingley Covered Bonds LLP, a Limited Liability Partnership, was formed, and a trustee was appointed to ensure compliance with the covered bond rules. The pool of mortgages remains on the balance sheet of the issuer. This covered bond structure represents a revolving credit agreement, the value of qualifying mortgages cannot fall below the value of the loan notes, and qualifying loans are taken into the partnership to ensure this. As at 31 December 2005 funding of £1,342.0m was secured against £1,663.1m of mortgages.

(c) Aire Valley Mortgages 2004-1 plc

This SPV issued £2,000.0m of multi-currency loan notes denominated in US Dollars, Euros and Sterling in October 2004 to purchase a £2,000.0m share in the Master Trust. In September 2005 £225.0m of loan notes were redeemed. At 31 December 2005 the value of the share in the Master Trust was £1,775.0m.

(d) Aire Valley Warehousing 1 Ltd and Aire Valley Warehousing 2 Ltd

This is a warehouse deal which was for £1,000.0m issued in February 2005 and is due to terminate in August 2006. Each of the two entities has £500.0m of notes issued and £12.5m of subordinated debt to support the structure.

(e) Aire Valley Mortgages 2005-1 plc

This SPV issued £998.5m of multi-currency loan notes denominated in US Dollars, Euros and Sterling in April 2005 to purchase a £998.5m share in the Master Trust. At 31 December 2005 the value of the mortgages and loan notes were £998.5m.

16. Fair value adjustments of portfolio hedging

31 December 2005 balances are expected to be recovered/settled as follows:

	Group and Company
	£m
Asset fair value adjustments of portfolio hedging:	
In not more than one year	**8.5**
In more than one year	**146.5**
	155.0

As explained in note 1, derivatives and hedging adjustments are carried on Balance Sheet in accordance with IAS 39 with effect from 1 January 2005.

17. Debt securities

Group	2005 Carrying value	2004 Book value	2004 Market value
	£m	£m	£m
Investment securities issued by public bodies:			
Government securities	**621.6**	296.6	294.8
Investment securities issued by other issuers:			
Bank and building society certificates of deposit	**981.3**	1,509.8	1,509.6
Other debt securities	**4,121.1**	2,511.3	2,594.3
	5,724.0	4,317.7	4,398.7
Analysis of debt securities by listing status:			
Listed	**4,646.3**	2,785.3	2,844.6
Unlisted	**1,077.7**	1,532.4	1,554.1
	5,724.0	4,317.7	4,398.7
Debt securities have remaining maturities as follows:			
Due within one year	**1,239.6**	1,655.2	1,686.2
Due one year and over	**4,484.4**	2,662.5	2,712.5
	5,724.0	4,317.7	4,398.7
Unamortised premia and discounts	**-**	13.3	-

NOTES TO THE FINANCIAL STATEMENTS

17. Debt securities continued

Company	2005 Carrying value £m	2004 Book value £m	2004 Market value £m
Investment securities issued by public bodies:			
Government securities	**598.8**	252.6	250.7
Investment securities issued by other issuers:			
Bank and building society certificates of deposit	**711.1**	1,236.9	1,236.7
Other debt securities	**3,853.6**	2,204.2	2,265.3
	5,163.5	3,693.7	3,752.7
Analysis of debt securities by listing status:			
Listed	**4,387.2**	2,434.8	2,494.0
Unlisted	**776.3**	1,258.9	1,258.7
	5,163.5	3,693.7	3,752.7
Debt securities have remaining maturities as follows:			
Due within one year	**778.5**	1,318.4	1,339.5
Due one year and over	**4,385.0**	2,375.3	2,413.2
	5,163.5	3,693.7	3,752.7
Unamortised premia and discounts	**-**	13.3	-

Movements during the year were as follows:

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
As at 1 January	**4,317.7**	3,884.9	**3,693.7**	3,304.1
Effects of adoption of IAS 32 and IAS 39 (see Appendix)	**58.7**	-	**58.7**	-
Additions	**8,982.4**	8,668.9	**8,591.2**	8,123.1
Disposals and maturities	**(7,569.9)**	(8,200.8)	**(7,158.4)**	(7,699.8)
Changes in fair value	**(0.1)**	-	**-**	-
Premia net of discounts charged in the year	**-**	(1.6)	**-**	-
Other movements	**(64.8)**	(33.7)	**(21.7)**	(33.7)
As at 31 December	**5,724.0**	4,317.7	**5,163.5**	3,693.7

Under IFRS, debt securities are classified on initial recognition as either available-for-sale or at fair value through profit or loss, and in each case are carried at fair value. At 31 December 2005 £5,368.8m of the Group's debt securities, and £5,163.5m of the Company's, were categorised as available-for-sale. Under UK GAAP all debt securities were classified as financial fixed assets as they are all intended for use on a continuing basis in the operations of the Group.

In 2005 premia and discounts are part of the debt securities balance accounted for on an effective interest rate basis.

18. Prepayments and accrued income

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Due from subsidiary undertakings	**-**	-	**8.6**	8.6
Derivative financial instruments	**-**	87.8	**-**	40.6
Mortgage incentives	**-**	18.3	**-**	0.8
Commission receivable	**19.9**	30.5	**19.9**	30.5
Other	**13.7**	31.3	**12.1**	6.7
	33.6	167.9	**40.6**	87.2
Included in the above are the following amounts expected to be recovered after more than one year	**11.8**		**11.8**	

In 2005 mortgage incentives are part of the mortgage balances accounted for on an effective interest rate basis and derivative financial instruments are carried at fair value.

19. Shares in Group undertakings

	Company 2005 £m	Company 2004 £m
At 1 January	**557.6**	624.7
Disposals	-	(67.1)
Shares in Group undertakings	**557.6**	557.6

The principal trading subsidiary undertakings of Bradford & Bingley plc at 31 December 2005 held directly or indirectly, all of which are fully consolidated into the Group Financial Statements, are listed below:

	Country of incorporation	Class of major activity	Class of shares held	Interest
Direct				
Bradford & Bingley Investments (Isle of Man) Ltd	Isle of Man	*Captive insurance company	Ordinary	100%
Bradford & Bingley International Ltd	Isle of Man	Offshore deposit-taking	Ordinary	100%
Bradford & Bingley Investments	England	Holding company	Ordinary	100%
Bradford & Bingley Treasury Services (Ireland)	England	Treasury activities	Ordinary	100%
Indirect				
Mortgage Express	England	Residential mortgage lending	Ordinary	100%

*Bradford & Bingley Investments (Isle of Man) Ltd (formerly Bradford & Bingley Insurance (Isle of Man) Ltd) ceased to trade as an insurance company in December 2005. The Company has potential future liabilities of £7.8m (2004: £7.8m) to pay fully for all shares issued to the Balance Sheet date.

The above principal subsidiary undertakings all operate in the country of incorporation with the exception of Bradford & Bingley Treasury Services (Ireland) which operates in the Republic of Ireland. Bradford & Bingley Investments, Bradford & Bingley Treasury Services (Ireland) and Mortgage Express are all unlimited companies.

During 2004 Bradford & Bingley plc disposed of Charcol Aitchison & Colegrave Ltd, Charcol Holden Meehan Ltd, Securemove Property Services Ltd and Bradford & Bingley Marketplace Ltd. Further details of the disposals are provided in note 8.

No fair value is provided in respect of shares in Group undertakings as these shares do not have a quoted market price.

20. Other assets

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Premia on mortgage books	-	27.0	-	1.4
Mortgage insurance guarantee premia	-	-	-	2.0
Debt securities in issue awaiting settlement	**100.0**	3.3	**100.0**	3.3
Other	**15.3**	18.1	**4.6**	6.7
	115.3	48.4	**104.6**	13.4

All the above amounts are expected to be recovered within one year.

In 2005 premia on mortgage books are part of the mortgage balances accounted for on an effective interest rate basis.

21. Property, plant and equipment

	Land and buildings £m	Equipment, fixtures and vehicles £m	Total £m
Group			
Cost			
As at 1 January 2005	**106.8**	**105.4**	**212.2**
Additions	**-**	**10.3**	**10.3**
Disposals	**(3.5)**	**(10.2)**	**(13.7)**
As at 31 December 2005	**103.3**	**105.5**	**208.8**
Depreciation			
As at 1 January 2005	**31.3**	**86.0**	**117.3**
Depreciation charge for the year	**1.3**	**4.6**	**5.9**
Disposals	**(1.4)**	**(5.9)**	**(7.3)**
As at 31 December 2005	**31.2**	**84.7**	**115.9**
Net book value			
As at 1 January 2005	**75.5**	**19.4**	**94.9**
As at 31 December 2005	**72.1**	**20.8**	**92.9**

	Land and buildings £m	Equipment, fixtures and vehicles £m	Total £m
Group			
Cost			
As at 1 January 2004	119.0	149.8	268.8
Additions	3.9	11.3	15.2
Disposals	(12.3)	(18.3)	(30.6)
Other disposals arising on the sale of operations	(3.8)	(37.4)	(41.2)
As at 31 December 2004	106.8	105.4	212.2
Depreciation			
As at 1 January 2004	36.3	106.3	142.6
Depreciation charge for the year	1.6	6.9	8.5
Disposals	(5.1)	(5.4)	(10.5)
Other disposals arising on the sale of operations	(1.5)	(21.8)	(23.3)
As at 31 December 2004	31.3	86.0	117.3
Net book value			
As at 1 January 2004	82.7	43.5	126.2
As at 31 December 2004	75.5	19.4	94.9

Sale proceeds from asset disposals were £4.7m (2004: £31.2m) resulting in a loss on sale of £0.2m (2004: Nil) which has been charged in the Income Statement to depreciation and amortisation. In addition, sale proceeds from the sale and leaseback of land and buildings were £9.6m (2004: £13.2m) resulting in a profit of £8.1m (2004: £6.4m) which has been included in the Income Statement in Non-operating income.

21. Property, plant and equipment continued

	Land and buildings £m	Equipment, fixtures and vehicles £m	Total £m
Company			
Cost			
As at 1 January 2005	**100.1**	**90.3**	**190.4**
Additions	**-**	**7.2**	**7.2**
Disposals	**(3.5)**	**(4.8)**	**(8.3)**
As at 31 December 2005	**96.6**	**92.7**	**189.3**
Depreciation			
As at 1 January 2005	**30.6**	**78.1**	**108.7**
Depreciation charge for the year	**1.1**	**4.2**	**5.3**
Disposals	**(1.4)**	**(4.6)**	**(6.0)**
As at 31 December 2005	**30.3**	**77.7**	**108.0**
Net book value			
As at 1 January 2005	**69.5**	**12.2**	**81.7**
As at 31 December 2005	**66.3**	**15.0**	**81.3**

Company			
Cost			
As at 1 January 2004	111.7	120.4	232.1
Additions	3.9	3.8	7.7
Transfers to subsidiary undertakings	0.4	(4.0)	(3.6)
Disposals	(12.3)	(6.0)	(18.3)
Other disposals arising on the sale of operations	(3.6)	(23.9)	(27.5)
As at 31 December 2004	100.1	90.3	190.4
Depreciation			
As at 1 January 2004	35.9	98.4	134.3
Depreciation charge for the year	1.3	6.4	7.7
Transfers to subsidiary undertakings	-	(2.7)	(2.7)
Disposals	(5.1)	(5.2)	(10.3)
Other disposals arising on the sale of operations	(1.5)	(18.8)	(20.3)
As at 31 December 2004	30.6	78.1	108.7
Net book value			
As at 1 January 2004	75.8	22.0	97.8
As at 31 December 2004	69.5	12.2	81.7

Sale proceeds from asset disposals were £0.7m (2004: £8.4m) resulting in a loss on sale of £0.1m (2004: Nil) which has been charged in the Income Statement to depreciation and amortisation. In addition, sale proceeds from the sale and leaseback of land and buildings were £9.6m (2004: £13.2m) resulting in a profit of £8.1m (2004: £6.4m) which has been included in the Income Statement in Non-operating income.

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
The net book value of land and buildings comprises:				
Freehold	**63.9**	66.3	**59.2**	61.7
Long leasehold (50 or more years unexpired)	**6.2**	6.9	**5.1**	5.5
Short leasehold (less than 50 years unexpired)	**2.0**	2.3	**2.0**	2.3
	72.1	75.5	**66.3**	69.5
Net book value of property occupied for own activities	**70.1**	73.0	**64.3**	67.0

There are no restrictions on the Group's title to any of its property, plant and equipment, and none of the Group's property, plant and equipment has been pledged as security.

22. Intangible assets

	Software	Goodwill	Group Total	Company Software and Total
	£m	£m	£m	£m
2005				
Cost				
As at 1 January 2005	**79.1**	-	**79.1**	**57.1**
Additions	**24.9**	-	**24.9**	**6.6**
Transfers from subsidiary undertakings	-	-	-	**0.1**
Disposals	**(1.2)**	-	**(1.2)**	**(1.2)**
As at 31 December 2005	**102.8**	-	**102.8**	**62.6**
Amortisation				
As at 1 January 2005	**50.0**	-	**50.0**	**48.6**
Amortisation charge for the year	**6.5**	-	**6.5**	**1.5**
Disposals	**(1.2)**	-	**(1.2)**	**(1.2)**
As at 31 December 2005	**55.3**	-	**55.3**	**48.9**
Net book value				
As at 1 January 2005	**29.1**	-	**29.1**	**8.5**
As at 31 December 2005	**47.5**	-	**47.5**	**13.7**
2004				
Cost				
As at 1 January 2004	64.3	116.1	180.4	62.2
Additions	27.3	-	27.3	7.4
Transfers to subsidiary undertakings	-	-	-	(1.2)
Disposals	(7.8)	-	(7.8)	(7.8)
Other disposals arising on the sale of operations	(4.7)	(116.1)	(120.8)	(3.5)
As at 31 December 2004	79.1	-	79.1	57.1
Amortisation				
As at 1 January 2004	51.6	-	51.6	51.2
Amortisation charge for the year	2.8	-	2.8	1.7
Transfers to subsidiary undertakings	-	-	-	(0.8)
Disposals	(0.1)	-	(0.1)	(0.1)
Other disposals arising on the sale of operations	(4.3)	-	(4.3)	(3.4)
As at 31 December 2004	50.0	-	50.0	48.6
Net book value				
As at 1 January 2004	12.7	116.1	128.8	11.0
As at 31 December 2004	29.1	-	29.1	8.5

As explained in the Appendix, the £116.1m net book value of goodwill under UK GAAP as at 31 December 2003 has been deemed to be the cost of goodwill as at 1 January 2004 under IFRS. All of the intangible assets purchased during 2004 and 2005 were acquired separately, not as part of business acquisitions. In 2004, sale proceeds from disposals by the Group were £5.4m (Company £5.1m) resulting in a loss on sale of £2.7m (Company: £2.7m) which has been charged in the Income Statement to depreciation and amortisation, within administrative expenses.

23. Deposits by banks

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Repayable				
On demand	**474.3**	231.2	**88.1**	28.1
In not more than three months	**372.6**	478.3	**372.6**	374.5
In more than three months but not more than one year	**548.5**	101.9	**548.5**	96.6
In more than one year but not more than five years	**326.2**	462.9	**-**	150.1
	1,721.6	1,274.3	**1,009.2**	649.3
Deposits by banks include the following amounts which relate to items in the course of transmission	**90.7**	28.7	**83.0**	26.9

At 31 December 2005 all of the Group's and Company's deposits by banks were carried at amortised cost.

24. Customer accounts

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Amounts due to subsidiary undertakings	-	-	**8,237.5**	4,571.8
Other	**21,050.1**	18,954.1	**18,546.0**	17,156.4
	21,050.1	18,954.1	**26,783.5**	21,728.2
Repayable				
On demand	**17,601.2**	11,493.2	**23,484.7**	15,464.6
In not more than three months	**2,495.1**	2,971.5	**2,495.1**	2,233.5
In more than three months but not more than one year	**425.5**	2,135.2	**303.6**	1,788.1
In more than one year but not more than five years	**528.3**	2,354.2	**500.1**	2,242.0
	21,050.1	18,954.1	**26,783.5**	21,728.2

At 31 December 2005 £5.1m of the Group's customer accounts, and £5.1m of those of the Company, were carried at fair value, and the remainder at amortised cost.

25. Debt securities in issue

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Bonds and medium term notes	**7,970.3**	9,644.2	**7,937.6**	9,716.9
Other debt securities in issue	**6,607.3**	5,294.7	**2,243.5**	2,588.7
	14,577.6	14,938.9	**10,181.1**	12,305.6

At 31 December 2005 £8,928.6m of the Group's debt securities in issue, and £6,197.0m of those of the Company, were carried at fair value, and the remainder at amortised cost.

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Bonds and medium term notes are repayable as follows:				
In not more than one year	**1,278.7**	2,857.0	**1,278.7**	2,339.5
In more than one year but not more than two years	**1,186.2**	2,112.9	**1,186.2**	1,730.2
In more than two years but not more than five years	**4,886.9**	6,240.4	**4,886.9**	5,182.7
In more than five years	**618.5**	567.3	**585.8**	464.5
	7,970.3	11,777.6	**7,937.6**	9,716.9
Other debt securities in issue are repayable as follows:				
In not more than one year	**3,213.5**	2,772.2	**2,206.4**	2,270.1
In more than one year but not more than two years	**1,016.6**	285.3	**25.1**	233.6
In more than two years but not more than five years	**11.0**	73.3	**12.0**	60.0
In more than five years	**2,366.2**	30.5	**-**	25.0
	6,607.3	3,161.3	**2,243.5**	2,588.7

26. Other liabilities

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Income tax	**41.0**	32.9	**40.3**	32.9
Mortgage incentives	**-**	0.5	**-**	0.5
Surplus conversion shares	**27.7**	33.0	**27.7**	33.0
Other creditors	**72.1**	50.8	**61.8**	30.0
	140.8	117.2	**129.8**	96.4
Included in the above are the following amounts expected to be recovered after more than one year	**28.8**		**28.8**	

The income tax liability comprises taxes deducted at source from interest paid to investors, and from remuneration of employees and Directors.

In 2005 mortgage incentives are part of the mortgage balances accounted for on an effective interest rate basis.

NOTES TO THE FINANCIAL STATEMENTS

27. Accruals and deferred income

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Accrued interest on subordinated liabilities	**19.0**	19.0	**24.7**	24.7
Derivative financial instruments	**-**	68.3	**-**	64.0
Deferred income	**3.5**	6.6	**3.5**	6.6
Other	**105.7**	101.9	**76.4**	73.2
	128.2	195.8	**104.6**	168.5
Included in the above are the following amounts expected to be recovered after more than one year	**0.8**		**0.8**	

In 2005 derivative financial instruments are carried at fair value.

28. Post-retirement benefit obligations

(a) Pension Schemes

The Group operates two defined benefit pension schemes, the Bradford & Bingley Staff Pension Scheme ('the principal scheme'), and the MarketPlace Pension Scheme, both administered by trustees, and both closed schemes. The funds of these schemes are independent from those of the Company. The normal pension age of employees in the schemes is 65.

The Group also operates a defined contribution scheme, the Bradford & Bingley Group Pension Plan. The funds of this scheme are independent from those of the Group. The Group and Company had no liabilities or prepayments associated with the defined contribution scheme at the year end (2004: Nil). The cost to the Group of the defined contribution scheme was £1.4m (2004: £2.7m) and the cost to the Company was £1.1m (2004: £2.0m).

(b) Other post-retirement benefits

The Group provides healthcare benefits to some of its pensioners. The healthcare benefits are provided through a post-retirement medical scheme into which the Company contributes 100% towards the cost of providing medical expense benefits for members who retired before 1 January 1996 and 50% for members who retired after this date. The total number of members of the scheme as at 31 December 2005 was 579 (2004: 616). Private medical costs are assessed in accordance with the advice of a qualified actuary.

(c) Accounting treatment

The Group accounts for post-retirement benefit costs in accordance with IAS 19 (amended) issued in December 2004. The full net actuarial deficit is carried on the Group and Company Balance Sheets, and actuarial gains and losses are taken to the Group and Company retained earnings rather than being charged or credited in the Income Statement. The actuarial loss recognised in the Group and Company retained earnings during the year was £26.0m (2004: £1.4m).

In respect of pension schemes, more than one employing Group entity contributes to the schemes. As there is no contractual agreement or stated policy for charging the net defined benefit cost to individual Group entities the net defined benefit cost is recognised in the Financial Statements of the Company (being the sponsoring entity) while other individual Group entities, in their individual Financial Statements, recognise a cost equal to their contributions payable for the period.

(d) Employee benefit obligations

The amounts carried in the Group and Company Balance Sheets are as follows:

	Defined benefit pension plans 2005	Defined benefit pension plans 2004	Post-retirement medical benefits 2005	Post-retirement medical benefits 2004	Total 2005	Total 2004
	£m	£m	£m	£m	£m	£m
Present value of funded obligations	**604.2**	500.2	**8.7**	11.3	**612.9**	511.5
Fair value of plan assets	**(500.7)**	(426.9)	**-**	-	**(500.7)**	(426.9)
Net liability	**103.5**	73.3	**8.7**	11.3	**112.2**	84.6
Amounts carried in the Balance Sheet:						
Liabilities	**103.5**	73.3	**8.7**	11.3	**112.2**	84.6
Assets	**-**	-	**-**	-	**-**	-
Net liability	**103.5**	73.3	**8.7**	11.3	**112.2**	84.6

28. Post-retirement benefit obligations continued

(d) Employee benefit obligations continued

The amounts recognised in the Group Income Statement are as follows:

	Defined benefit pension plans		Post-retirement medical benefits			Total
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Current service cost	**8.6**	13.6	**0.1**	0.1	**8.7**	13.7
Interest on plan obligations	**26.5**	24.3	**0.6**	0.5	**27.1**	24.8
Expected return on plan assets	**(26.4)**	(24.7)	**-**	-	**(26.4)**	(24.7)
Past service costs	**0.8**	-	**-**	-	**0.8**	-
Gains on curtailments	**-**	-	**(0.6)**	-	**(0.6)**	-
	9.5	13.2	**0.1**	0.6	**9.6**	13.8
Actual return on plan assets	**76.9**	42.2	**-**	-	**76.9**	42.2

All amounts above have also been recognised in the Company Income Statement with the exception of £1.8m (2004: £2.7m) of the current service cost which has been recognised within other Group companies.

Changes in the present value of the defined benefit obligations were as follows:

	Defined benefit pension plans		Post-retirement medical benefits			Total
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Opening defined benefit obligations	**500.2**	455.3	**11.3**	9.4	**511.5**	464.7
Current service cost	**8.6**	13.6	**0.1**	0.1	**8.7**	13.7
Employee contributions	**0.4**	-	**-**	-	**0.4**	-
Interest on plan obligations	**26.5**	24.3	**0.6**	0.5	**27.1**	24.8
Past service costs	**0.8**	-	**-**	-	**0.8**	-
Gains on curtailments	**-**	-	**(0.6)**	-	**(0.6)**	-
Actuarial loss/(gain)	**78.8**	17.1	**(2.3)**	1.8	**76.5**	18.9
Acquisition	**-**	1.3	**-**	-	**-**	1.3
Benefits paid	**(11.1)**	(11.4)	**(0.4)**	(0.5)	**(11.5)**	(11.9)
Closing defined benefit obligations	**604.2**	500.2	**8.7**	11.3	**612.9**	511.5

Changes in the fair value of plan assets were as follows:

	Defined benefit pension plans		Post-retirement medical benefits			Total
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Opening fair value of plan assets	**426.9**	385.0	**-**	-	**426.9**	385.0
Expected return on plan assets	**26.4**	24.7	**-**	-	**26.4**	24.7
Contributions by employing entities	**7.6**	9.8	**0.4**	0.5	**8.0**	10.3
Contributions by employees	**0.4**	-	**-**	-	**0.4**	-
Actuarial loss	**50.5**	17.5	**-**	-	**50.5**	17.5
Acquisition	**-**	1.3	**-**	-	**-**	1.3
Benefits paid	**(11.1)**	(11.4)	**(0.4)**	(0.5)	**(11.5)**	(11.9)
Closing fair value of plan assets	**500.7**	426.9	**-**	-	**500.7**	426.9

The Group expects to contribute £7.3m to its defined benefit pension plans in 2006.

28. Post-retirement benefit obligations continued
(d) Employee benefit obligations continued

The major categories of plan assets as a percentage of total plan assets are as follows:

	2005	2004
Equities	**46%**	52%
Property	**14%**	14%
Bonds	**5%**	6%
Gilts	**30%**	25%
Cash and other	**5%**	3%
	100%	100%

The principal actuarial assumptions (expressed as weighted averages) were as follows:

	2005	2004
To determine benefit obligations		
Discount rate at 31 December	4.7%	5.3%
Future pension increases	2.8%	2.8%
To determine the net pension cost		
Expected return on plan assets	6.2%	6.5%
Discount rate	5.3%	5.4%
For post-retirement medical plan		
Discount rate	4.7%	5.3%
Inflation	2.8%	2.8%
Medical cost trend for 2006	8.0%	9.0%
Medical cost trend falling linearly for 2007 to 2011	8.0% to 4.5%	9.0% to 4.5%
Medical cost trend from 2012	4.5%	4.5%

In determining the expected long-term return on plan assets the Company considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns on each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term return for the portfolio.

The principal assumptions made on life expectancy were for active members to use PA92 Base rated down by 3 years and for retired members PA92 Base unadjusted.

Assumed healthcare cost trend rates have an effect on the amounts recognised in staff costs. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	2005 £m	2004 £m
Effect on the aggregate of service cost and interest cost	**0.1**	(0.1)
Effect on defined benefit obligations	**1.8**	(1.1)

Experience adjustments on post-retirement medical plan liabilities are:

	2005 £m	2004 £m
Experience adjustments on post-retirement medical plan liabilities	**0.1**	-

29. Provisions

	Empty leasehold premises £m	Compensation claims £m	Restructuring costs £m	Pension review £m	Total £m
Group and Company					
As at 1 January 2005	**1.5**	**37.1**	**9.0**	**0.7**	**48.3**
Charged in the year	**0.5**	**38.7**	**6.9**	**-**	**46.1**
Utilised in the year	**(0.9)**	**(50.8)**	**(7.8)**	**-**	**(59.5)**
As at 31 December 2005	**1.1**	**25.0**	**8.1**	**0.7**	**34.9**

29. Provisions continued

Empty leasehold premises

The empty leasehold premises provision relates to properties which as at the Balance Sheet date were no longer used for trading but were subject to a lease agreement. The provision is based on either known or forecast future rental expenditure; the rental payments are due to be made during the period 2006 to 2020.

Compensation claims

Compensation claims relate to potential payments to customers for business written in the past by the Group's independent advisory business. The provision is calculated on the basis of a reasonable estimate of the size and expected timing of claims. Notwithstanding this, external factors such as the performance of the stock market and market agitation could influence both the size and timing of payments.

Restructuring costs

Other restructuring costs relate to redundancies and contract terminations which had occurred by the Balance Sheet date. The provision represents amounts expected to be paid in 2006. It also includes a provision for an insurance premium to cover the professional indemnity liability associated with businesses disposed of during 2004; the liability will run off over the next five years.

Pension review

The pension review provision has been established to cover compensation payable in connection with phases one and two of the pension review and also a review of free-standing additional voluntary contributions. The provision represents an estimate of the amount to be expended during 2006.

30. Subordinated liabilities

	Group		Company	
	2005	2004	2005	2004
	£m	£m	£m	£m
Dated:				
Sterling subordinated notes due 2010	**132.2**	125.0	**132.2**	125.0
Step-up sterling subordinated notes due 2011	**128.1**	125.0	**128.1**	125.0
Sterling perpetual subordinated notes due 2013	**250.0**	250.0	**250.0**	250.0
Sterling perpetual subordinated notes due 2019	**214.3**	200.0	**214.3**	200.0
Sterling fixed rate step-up subordinated notes due 2022	**208.6**	200.0	**208.6**	200.0
Sterling subordinated notes due 2023	**126.5**	125.0	**126.5**	125.0
Sterling perpetual subordinated notes due 2032	**-**	-	**174.3**	150.0
Sterling subordinated notes due 2054	**-**	-	**150.0**	-
	1,059.7	1,025.0	**1,384.0**	1,175.0
Unamortised issue costs	**-**	(7.5)	**-**	(8.8)
	1,059.7	1,017.5	**1,384.0**	1,166.2
Undated:				
13% Perpetual Subordinated Bonds (sterling)	**55.0**	55.0	**55.0**	55.0
11.625% Perpetual Subordinated Bonds (sterling)	**50.0**	50.0	**50.0**	50.0
	1,164.7	1,122.5	**1,489.0**	1,271.2

As at 31 December 2005 there were no unamortised issue costs, but the carrying values of the liabilities are on an effective interest rate basis which takes into account issue costs. The carrying values of hedged items also include adjustments to reflect changes in fair value of hedged risks.

The sterling subordinated notes due 2010 pay interest at a rate of 7.625% per annum until their maturity. The step-up sterling subordinated notes due 2011 pay interest at a rate of 8.375% per annum until 26 December 2006 when the Company may either redeem them (with the prior consent of the Financial Services Authority) or pay a rate of interest fixed at 1.85% above the relevant five year gilt. The sterling perpetual subordinated notes due 2013 pay interest at a rate of 5.625% and are redeemable by the issuer at its option on 20 December 2013 and on each fifth anniversary thereafter. The sterling perpetual subordinated notes due 2019 pay interest at a rate of 6% and are redeemable by the issuer at its option on 10 December 2019 and on each fifth anniversary thereafter. The sterling fixed rate step-up subordinated notes due 2022 pay interest at a rate of 5.75% per annum until 12 December 2017 when the Company may either redeem them, as above, or pay a rate of interest 2% above the relevant five year gilt. The sterling subordinated notes due 2023 pay interest at a rate of 6.625% until their maturity. The sterling perpetual subordinated notes due 2032 pay interest at a rate of 6.462% until 2 June 2032 when the Company may redeem them, as above, or pay a rate of interest 2.3% above the relevant five year gilt. Interest on both issues of Perpetual Subordinated Bonds, which have no maturity date, is payable half-yearly in arrears.

None of the subordinated liabilities can be repaid at the borrower's option, except as stated above. The rights of repayment of the holders of subordinated debt, including Perpetual Subordinated Bonds, are subordinated to the claims of all depositors and creditors as regards the principal and interest thereon.

Interest incurred by the Group in 2005 with respect to subordinated liabilities was £78.8m (2004: £78.8m) and incurred by the Company was £95.6m (2004: £88.5m).

NOTES TO THE FINANCIAL STATEMENTS

31. Other capital instruments

	Group 2005 £m
Perpetual preferred securities	**174.3**
	174.3

The carrying values of hedged items also include adjustments to reflect changes in fair value of hedged risks.

On 29 May 2002, £150m (£148.5m net of expenses) of 6.462% guaranteed, non-voting, non-cumulative, perpetual preferred securities, Series A were issued through Bradford & Bingley Capital Funding L.P., a Jersey-based Limited Partnership. These securities are not subject to any mandatory redemption provisions and qualify as Tier 1 regulatory capital; they are redeemable by the issuer at its option on 2 June 2032 and on each fifth anniversary thereafter. They have a fixed coupon and, if not redeemed in 2032, the coupon will be reset at a rate equal to the sum of the relevant five year benchmark gilt rate plus a margin of 2.3% per annum. The Group is not obliged to, and will not, make any payments to the holders of the preferred securities other than those to which the holders of these securities are entitled under the terms of the preferred securities. At 31 December 2004, under UK GAAP, these instruments were classified as "minority interest" and carried at £148.6m (being £150.0m less unamortised issue costs), but in 2005 they are classed as "other capital instruments" as under IAS 32 they are deemed to form part of the Group's liabilities. Interest incurred in 2005 in respect of these securities was £9.7m (2004: £9.7m minority interest charge).

32. Share capital

Group and Company ordinary shares of 25p each:

	2005	2004	2005	2004
	Number of shares (m)		£m	£m
Ordinary shares authorised as at 1 January and 31 December	**882.0**	882.0	**220.5**	220.5
Ordinary shares issued and fully paid as at 1 January	**634.1**	634.1	**158.5**	158.5
Ordinary shares issued during the year	**0.3**	-	**0.1**	-
Ordinary shares issued and fully paid as at 31 December	**634.4**	634.1	**158.6**	158.5

0.3m ordinary shares were issued during the year to the Bradford & Bingley Employees' Share Trust for a total of £1.1m.

At 31 December 2005 the market price of Bradford & Bingley plc shares was 410.50p (2004: 335.75p).

As at 31 December 2005 6,203,250 of the Company's shares (2004: 9,209,424) were held by trusts for the purpose of satisfying the obligations of incentive plans; further details of these incentive plans are given below. The cost to the Group of these shares is accounted for as a deduction from retained earnings of £18.2m (2004: £25.6m).

The Company has one class of shares; ordinary shares of 25p each, ranking equally in respect of rights attaching to voting, dividends and in the event of a winding-up.

Bradford & Bingley Profit Sharing Scheme

In March 2002, employees entitled to the Group bonus could elect to receive shares under the rules of the Bradford & Bingley Profit Sharing Scheme. This scheme operated a trust fund known as the Bradford & Bingley Share Ownership Trust, under the control of independent trustees, Computershare Trustees Limited. By leaving the shares in the Bradford & Bingley Share Ownership Trust for three years, employees did not have to pay income tax and national insurance contributions on receipt of those shares. At 31 December 2005 the trustees of the Bradford & Bingley Share Ownership Trust held no shares (2004: 585,567) on behalf of the employees (2004: on behalf of 1,656 employees).

Bradford & Bingley Employees' Share Trust

On 3 October 2000 the Company established an offshore employee share trust, the Bradford & Bingley Employees' Share Trust, for the purpose of receiving monies and acquiring shares to be used in conjunction with any employee share schemes established by the Company. At 31 December 2005 the trustee of this trust, Mourant & Co. Trustees Limited, held 4,512,760 (2004: 5,510,361) shares to satisfy share awards and options which have been made or are to be made in accordance with the rules of the employee share schemes established by the Company. During 2005 the Company provided £1,104,628 (2004: £803,290) for share purchases. The trust has waived in full its rights to receive dividends on the shares held except in respect of the Executive Incentive Plan where dividends are received in full by the trust and distributed to the underlying beneficial holders of the shares. This trust currently holds shares relating to the Executive Share Option Scheme, the Performance Share Plan, the Executive Incentive Plan and the Employees' Restricted Share Bonus Plan which are detailed in note 5.

Long Term Incentive Plan

Under the rules of the 1998 Long Term Incentive Plan it was possible for the participants to elect to take share options rather than their cash entitlements. Awards were made under this plan on 12 December 2000, and 50 participants elected to take options over 353,744 shares exercisable at the same time as the cash payments (40% immediately and two further equal tranches on the first and second anniversaries). The options over shares remained exercisable during the first five years following the award date. At 31 December 2005 no shares remained under option (2004: 35,922).

32. Share capital continued

Executive Share Option Scheme

Grants of approved and unapproved share options were made under the rules of the Bradford & Bingley 2000 Share Option Scheme as detailed in note 5. The shares are exercisable subject to the achievement of a performance target linked to an increase in the Company's earnings per share. The options over shares are exercisable over the period of three to ten years after the date of the grant. At the year end there were options outstanding over 1,463,332 shares (2004: 2,642,176).

Sharesave Scheme

The Company operates the Bradford & Bingley 2000 Sharesave Scheme, an Inland Revenue approved, all-employee Save As You Earn share option scheme. Grants of share options under this scheme were made as detailed in note 5. The option prices represent a 20% discount to the market price on the date of the grant. There were 1,421 three year and 615 five year savings contracts in place at the end of 2005 represented by a total of 3,273,764 shares under option (2004: 5,771,776). A further invitation to participate in the scheme will be issued in February 2006.

On 8 December 2000 the Bradford & Bingley Qualifying Employee Share Ownership Trust was established to acquire shares for employees, including Directors, to satisfy options exercised under the Sharesave Scheme. At 31 December 2005 the Trust held a total of 1,690,490 shares (2004: 3,113,496) to satisfy options which are expected to be exercised under the Sharesave Scheme. In respect of dividends arising from the shares held, the Trust has waived its rights to all but 0.0001 pence per share. No funds to acquire shares were provided by the Company to the Trust during 2005 (2004: Nil).

Employees' Restricted Share Bonus Plan

In April 2002 the Employees' Restricted Share Bonus Plan was established to allocate shares to employees following the achievement of specified performance measures. The shares will be released to the individuals in tranches annually in the three years following the allocation or on the third anniversary of the award, depending on the conditions under which they were awarded, and subject to them remaining employed by the Company on the anniversary dates. At the year end there were 223,145 share allocations outstanding (2004: 445,166).

Performance Share Plan

Shares were awarded under the rules of the Bradford & Bingley 2000 Performance Share Plan as detailed in note 5. The shares will be released to the individuals after the end of the performance period subject to the achievement of a performance criterion which measures the performance of the Company against a peer group of companies. The number of outstanding share awards at the year end was 2,084,082 (2004: 2,871,532).

Executive Incentive Plan

The Executive Incentive Plan 2004 was established to provide a replacement to the short and long term incentive plans for senior executives. The short term element consists of a cash payment based on the achievement of pre-determined short term performance measures and an equivalent amount of deferred shares that are held in trust for three years. Dividends receivable on the deferred shares are paid to the underlying beneficial owners of the shares. After three years the long term element of the scheme may be applied in the form of an additional award of matching shares subject to earnings per share growth. Matching share awards will be made when compound earnings per share growth is between RPI plus 3% and RPI plus 8%. The maximum number of matching shares will be three matching shares for each deferred share. At 31 December 2005 there were 341,990 deferred shares held in trust (2004: Nil).

33. Reconciliation of changes in equity

Group 2005	Share capital £m	Share premium reserve £m	Capital redemption reserve £m	Available-for-sale reserve £m	Cash flow hedge reserve £m	Retained earnings £m	Attributable to equity holders £m
As at 31 December 2004	158.5	3.9	25.0	-	-	1,009.8	1,197.2
Effect of adoption of IAS 32 and IAS 39 (see Appendix)	-	-	-	(9.0)	-	47.4	38.4
As at 1 January 2005	**158.5**	**3.9**	**25.0**	**(9.0)**	**-**	**1,057.2**	**1,235.6**
Net change in available-for-sale instruments, net of taxation	-	-	-	15.2	-	-	15.2
Net change in cash flow hedges, net of taxation	-	-	-	-	15.8	-	15.8
Actuarial losses on post-retirement benefit obligations, net of taxation	-	-	-	-	-	(18.2)	(18.2)
Net gains not recognised in the Income Statement	-	-	-	15.2	15.8	(18.2)	12.8
Profit for the financial year	-	-	-	-	-	188.8	188.8
Total recognised income	-	-	-	15.2	15.8	170.6	201.6
Dividends	-	-	-	-	-	(108.7)	(108.7)
Issue of share capital to Employees' Share Trust	0.1	1.0	-	-	-	(1.1)	-
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	8.5	8.5
Fair value of share options taken to share option reserve	-	-	-	-	-	4.5	4.5
Deficit on share option exercises	-	-	-	-	-	(1.2)	(1.2)
As at 31 December 2005	**158.6**	**4.9**	**25.0**	**6.2**	**15.8**	**1,129.8**	**1,340.3**

33. Reconciliation of changes in equity continued

Group 2004	Share capital	Share premium reserve	Capital redemption reserve	Retained earnings	Attributable to equity holders
	£m	£m	£m	£m	£m
As at 1 January 2004 as previously reported under UK GAAP	158.5	3.9	12.0	1,093.2	1,267.6
Changes upon transition to IFRS	-	-	-	(18.2)	(18.2)
As at 1 January 2004 as restated under IFRS	158.5	3.9	12.0	1,075.0	1,249.4
Actuarial losses on post-retirement benefit obligations, net of taxation	-	-	-	(1.0)	(1.0)
Net gains not recognised in the Income Statement	-	-	-	(1.0)	(1.0)
Profit for the financial year	-	-	-	28.6	28.6
Total recognised income	-	-	-	27.6	27.6
Dividends	-	-	-	(104.4)	(104.4)
Coupon on minority interest	-	-	-	-	-
Net proceeds from sale of surplus conversion shares	-	-	13.0	-	13.0
Purchases of own shares	-	-	-	(0.8)	(0.8)
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	11.9	11.9
Fair value of share options taken to share option reserve	-	-	-	3.2	3.2
Deficit on share option exercises	-	-	-	(2.7)	(2.7)
As at 31 December 2004	158.5	3.9	25.0	1,009.8	1,197.2

Company 2005	Share capital	Share premium reserve	Capital redemption reserve	Available-for-sale reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders
	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2004	158.5	3.9	25.0	-	-	853.1	1,040.5
Effect of adoption of IAS 32 and IAS 39 (see Appendix)	-	-	-	(9.0)	-	27.5	18.5
As at 1 January 2005	**158.5**	**3.9**	**25.0**	**(9.0)**	**-**	**880.6**	**1,059.0**
Net change in available-for-sale instruments, net of taxation	-	-	-	15.2	-	-	15.2
Net change in cash flow hedges, net of taxation	-	-	-	-	15.8	-	15.8
Actuarial losses on post-retirement benefit obligations, net of taxation	-	-	-	-	-	(18.2)	(18.2)
Net gains not recognised in the Income Statement	-	-	-	15.2	15.8	(18.2)	12.8
Profit for the financial year	-	-	-	-	-	160.8	160.8
Total recognised income	-	-	-	15.2	15.8	142.6	173.6
Dividends	-	-	-	-	-	(108.7)	(108.7)
Issue of share capital to Employees' Share Trust	0.1	1.0	-	-	-	(1.1)	-
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	8.5	8.5
Fair value of share options taken to share option reserve	-	-	-	-	-	4.5	4.5
Deficit on share option exercises	-	-	-	-	-	(1.2)	(1.2)
As at 31 December 2005	**158.6**	**4.9**	**25.0**	**6.2**	**15.8**	**925.2**	**1,135.7**

33. Reconciliation of changes in equity continued

Company 2004	Share capital	Share premium reserve	Capital redemption reserve	Retained earnings	Attributable to equity holders
	£m	£m	£m	£m	£m
As at 1 January 2004 as previously reported under UK GAAP	158.5	3.9	12.0	968.3	1,142.7
Changes upon transition to IFRS	-	-	-	(26.5)	(26.5)
As at 1 January 2004 as restated under IFRS	158.5	3.9	12.0	941.8	1,116.2
Actuarial losses on post-retirement benefit obligations, net of taxation	-	-	-	(1.0)	(1.0)
Net gains not recognised in the Income Statement	-	-	-	(1.0)	(1.0)
Profit for the financial year	-	-	-	5.1	5.1
Total recognised income	-	-	-	4.1	4.1
Dividends	-	-	-	(104.4)	(104.4)
Net proceeds from sale of surplus conversion shares	-	-	13.0	-	13.0
Purchases of own shares	-	-	-	(0.8)	(0.8)
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	11.9	11.9
Fair value of share options taken to share option reserve	-	-	-	3.2	3.2
Deficit on share option exercises	-	-	-	(2.7)	(2.7)
As at 31 December 2004	158.5	3.9	25.0	853.1	1,040.5

The share premium reserve represents the excess of the consideration received for issued shares over the nominal value of those shares, net of transaction costs.

The capital redemption reserve was created on the sale of surplus conversion shares and to maintain the total amount of capital when shares were repurchased by the Company.

The available-for-sale reserve represents cumulative fair value movements on assets which are still held at the Balance Sheet date and are classified as available-for-sale.

The cash flow hedge reserve represents cumulative fair value movements on derivatives which are still held at the Balance Sheet date and are effective cash flow hedges.

34. Capital commitments

	Group		Company	
	2005	2004	2005	2004
	£m	£m	£m	£m
Capital expenditure contracted for but not provided for	**2.3**	3.1	**2.3**	0.3

35. Operating lease commitments

	Group and Company	
	2005	2004
	£m	£m
The amounts of rentals payable under non-cancellable operating leases are as follows:		
Payable in less than one year	**7.5**	7.7
Payable in between one and five years	**23.4**	25.3
Payable after more than five years	**32.9**	37.9
Total payable	**63.8**	70.9

These operating leases relate to land and buildings and equipment.

36. Other commitments

	Group		Company	
	2005	2004	2005	2004
	£m	£m	£m	£m
Irrevocable undrawn loan facilities	**2,288.8**	1,775.0	**756.6**	799.5
Partly paid share capital in subsidiary entity	**-**	-	**7.8**	7.8
	2,288.8	1,775.0	**764.4**	807.3

37. Key sources of estimation uncertainty and judgements in application of accounting policies

In preparation of the Group's and Company's accounts estimates and assumptions are made which affect the reported amounts of assets and liabilities; estimates and assumptions are kept under continuous evaluation. Estimates and judgements are based on historical experience, expectations of future events and other factors.

Post-retirement benefit obligations

The net deficit in respect of post-retirement benefit obligations is carried on the Balance Sheet. The value of this obligation is calculated by the Group's actuaries using the assumptions set out in note 28.

Share-based payment

The Income Statement charge in respect of share-based payment arrangements is based on the fair value of awards as at the date of grant. Further details of the Group's fair value methodology are provided in note 5.

Useful lives and residual values of property, plant and equipment and computer software

Property, plant and equipment and computer software are capitalised and depreciated to their estimated residual values over their estimated useful lives. The depreciation rates are disclosed in the accounting policies notes 1(m) and 1(o).

Provisions

Details of provisions are shown in note 29.

Effective interest rate

Certain financial instruments are accounted for on an effective interest rate basis, under which the income or expense associated with the instrument is spread over the instrument's expected life. On a quarterly basis, models are reviewed to re-assess expected life by portfolio of products, based upon actual redemptions by product.

Fair values of financial instruments

Certain financial instruments are carried at fair value. Where a market exists, fair values are based on quoted market prices. For instruments which do not have active markets, fair value is calculated using present value models; further detail of the methodology is provided in note 40(a).

Loan impairment

The Group reviews its loan impairment on a quarterly basis. Impairment models use historical loss experience to provide both probabilities of default and property forced sale discounts across a portfolio of products. In addition management applies a risk weighted view on additional factors, such as specific fraud cases.

38. Related party disclosures

The key management personnel of the Group and Company are the Company's Executive and Non-executive Directors and senior managers. The Group and Company have related party relationships with the key management personnel and with the Group's pension schemes. In addition, the Company has related party relationships with its subsidiary undertakings; the Company's principal subsidiaries are listed in note 19, and transactions between the Company and its subsidiaries are on arms' length terms.

The Directors' Remuneration Report on pages 29 to 34 gives details of the Company's Directors' salaries, fees, pension entitlements, share options, share plans, other incentives and other benefits. Further details of the accounting treatment of pensions are given in note 28, and further details of the accounting treatment of share-based payments in note 5. The Directors' interests in the Company's shares are shown on page 25, and the Directors were paid the declared dividends in respect of those shares.

Details of the Group's and Company's transactions and balances with the Group's pension schemes are given in note 28. There were no amounts due to or from the schemes at 31 December 2005 (2004: Nil).

A summary of the remuneration of the key management personnel is as follows; these amounts include the remuneration of the Directors which is set out in detail on pages 29 to 34.

38. Related party disclosures continued

	2005 £000	2004 £000
Salaries and other short-term benefits	**3,710**	3,035
Termination benefits	**341**	631
Post-employment benefits	**696**	796
Share-based payment	**1,187**	984
Total (included within note 4)	**5,934**	5,446

The balances due from related parties and volumes of transactions were as follows:

	Key personnel 2005 £000	Key personnel 2004 £000
Group		
Debtors outstanding at 1 January	**298**	37
Net movement over the year	**(6)**	261
Debtors outstanding at 31 December	**292**	298
Interest earned	**12**	9

	Subsidiaries 2005 £m	Subsidiaries 2004 £m	Key personnel 2005 £000	Key personnel 2004 £000
Company				
Debtors outstanding at 1 January	**10,353.8**	12,028.2	**31**	37
Net movement over the year	**5,280.0**	(1,674.4)	**(5)**	(6)
Debtors outstanding at 31 December	**15,633.8**	10,353.8	**26**	31
Interest earned	**786.1**	675.7	**2**	2

The balances with key personnel are mortgages issued on the usual commercial terms, included within "loans and advances to customers". The debtors due from subsidiary undertakings are generally repayable on demand and pay interest at a commercial LIBOR-related rate, and are included within "loans and advances to customers". No impairment has been recognised on any of these balances.

The balances due to related parties and volumes of transactions were as follows:

	Key personnel 2005 £000	Key personnel 2004 £000
Group		
Creditors outstanding at 1 January	**256**	225
Net movement over the year	**284**	31
Creditors outstanding at 31 December	**540**	256
Interest expense	**14**	9

	Subsidiaries 2005 £m	Subsidiaries 2004 £m	Key personnel 2005 £000	Key personnel 2004 £000
Company				
Creditors outstanding at 1 January	**4,571.8**	2,408.1	**256**	225
Net movement over the year	**3,665.7**	2,163.7	**284**	31
Creditors outstanding at 31 December	**8,237.5**	4,571.8	**540**	256
Interest expense	**357.8**	107.8	**14**	9

The balances with key personnel are savings products issued on the Group's usual commercial terms, included within "customer accounts". The creditors due to subsidiary undertakings are generally repayable on demand, bear interest at a commercial LIBOR-related rate, and are included within "customer accounts".

38. Related party disclosures continued

In addition to the interest income and expense shown above, the Company had other transactions with its subsidiaries as follows:

	2005 £m	2004 £m
Dividend income	40.2	19.9
Management charges	6.2	18.4
Other	0.9	1.0
	47.3	39.3

39. Events after the Balance Sheet date

As shown in note 9, on 15 February 2006 the Directors proposed the payment of a dividend of 12.3 pence per share.

40. Financial instruments

(a) Fair values of financial assets and financial liabilities as at 31 December 2005

	Group		Company	
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Financial assets				
Cash and balances at central banks	49.6	49.6	49.2	49.2
Loans and advances to banks	3,204.7	3,204.7	2,315.5	2,315.5
Loans and advances to customers	31,127.1	31,394.1	32,626.6	32,779.8
Debt securities	5,724.0	5,724.0	5,163.5	5,163.5
Derivative financial instruments	262.8	262.8	200.0	200.0
Other financial assets	124.4	124.4	684.3	1,067.4
Total financial assets	40,492.6	40,759.6	41,039.1	41,575.4
Financial liabilities				
Deposits by banks	1,721.6	1,721.6	1,009.2	1,009.2
Customer accounts	21,050.1	21,083.7	26,783.5	26,815.6
Derivative financial instruments	331.1	331.1	341.4	341.4
Debt securities in issue	14,577.6	14,569.3	10,181.1	10,197.4
Subordinated liabilities	1,164.7	1,314.5	1,489.0	1,634.8
Other capital instruments	174.3	170.3	-	-
Other financial liabilities	107.9	107.9	94.1	94.1
Total financial liabilities	39,127.3	39,298.4	39,898.3	40,092.5

40. Financial instruments continued
(a) Fair values of financial assets and financial liabilities continued

Fair value methodology:

Cash and balances at central banks: the fair value is their carrying amount.
Loans and advances to banks: the fair value is their carrying amount.
Loans and advances to customers: the fair value is estimated from expected future cash flows, discounted at current market rate. The fair value is shown net of impairment.
Debt securities: the fair value is their carrying amount.
Derivative financial instruments assets and liabilities: the fair value is their carrying amount.
Other financial assets: the fair value of shares in Group undertakings is derived from the market capitalisation of the Group; the fair values of most others is their carrying amount.
Deposits by banks: the fair value is their carrying amount.
Customer accounts: the fair value is estimated from expected future cash flows discounted at current market rates.
Debt securities in issue, subordinated liabilities and other capital instruments: the fair value is based upon quoted market prices in active markets or discounted expected cash flows using market rates applicable to the credit quality and maturity of the instruments.
Other financial liabilities: the fair value is their carrying amount.

No financial assets were reclassified during the year between amortised cost and fair value categories.

The carrying values of financial assets and financial liabilities which are categorised as "held for trading" and "at fair value through profit or loss" were as follows:

	Group		Company	
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Held for trading	-	-	-	-
At fair value through profit or loss	46.1	-	62.5	-

"Held for trading" is a term used in IAS 39 and represents financial instruments carried at fair value; the Group does not carry out trading activities or hold a trading book.

Set out below is a comparison of carrying values and fair values of certain of the Group's financial assets and financial liabilities at 31 December 2004. The Group does not undertake transactions for trading or speculative purposes. The table excludes certain financial assets and financial liabilities which are not listed or publicly traded, or for which a liquid and active market does not exist. It therefore excludes items such as mortgages, customer accounts and deposits with banks.

			2004	
			Carrying value	Fair value
			£m	£m
Financial assets				
Treasury bills and other eligible bills			380.4	380.3
Debt securities			4,317.7	4,398.7
Financial liabilities				
Debt securities in issue			14,938.9	14,937.6
Subordinated liabilities			1,122.5	1,292.6
Minority interest (non-equity)			148.6	167.0
Non-trading derivatives				
Exchange rate contracts		- positive fair values	29.9	284.3
		- negative fair values	(20.3)	(300.1)
Interest rate contracts:	Caps, collars and floors	- positive fair values	1.0	0.2
		- negative fair values	-	(6.7)
	Swaps	- positive fair values	46.7	293.0
		- negative fair values	(39.4)	(193.4)
	Futures	- positive fair values	-	1.5
		- negative fair values	-	-

The above figures include accrued interest.

Where a market exists, market values have been used to determine the fair value of debt securities issued and held. Where no market exists, discounted cash flow techniques have been used to determine the fair value using market interest rates for the relevant assets. The fair values of off-balance sheet financial instruments have been determined using market interest rates in discounted cash flow techniques. Fair values of interest rate caps and collars have been calculated using option-pricing models.

40. Financial instruments continued

(a) Fair values of financial assets and financial liabilities continued

The fair values of off-balance sheet financial instruments used as hedges are recognised when the exposure that is being hedged is recognised. The table below shows how these fair values have been, or are expected to be, recognised in the Income Statement.

	Amounts not recognised in the Balance Sheet		
	Gains	Losses	Net
	£m	£m	£m
Unrecognised gains and losses on hedges at 1 January 2004	215.4	(367.1)	(151.7)
Less: gains and losses arising in previous years that were recognised in 2004	(10.6)	26.7	16.1
Gains and losses arising before 1 January 2004 that were not recognised in 2004	204.8	(340.4)	(135.6)
Gains and losses arising in 2004 that were not recognised in 2004	331.7	(135.2)	196.5
Unrecognised gains and losses on hedges at 31 December 2004	536.5	(475.6)	60.9
Of which:			
Gains and losses expected to be recognised in 2005	73.3	(154.1)	(80.8)
Gains and losses expected to be recognised in 2006 or later	463.2	(321.5)	141.7

Deferred balances relating to settled derivatives and other financial transaction provisions used as hedges will be released to the Income Statement in the same periods as the income and expenditure flows from the underlying hedged transactions. The above table shows the gains and losses on off-balance sheet derivative instruments used for hedging by the Group. The gains and losses therefore do not represent absolute gains and losses expected by the Group as they will be substantially offset by corresponding losses or gains from on-balance sheet instruments.

(b) Financial instruments not derecognised

	Group and Company 2005		
	Carrying value of securities	Fair value of securities	Transaction maturity dates
	£m	£m	
Mortgage-backed securities	**451.0**	**452.0**	**less than 12 months**

This table shows additional information about assets which have been sold but are subject to an arrangement whereby the Group remains exposed to the economic risk on the assets.

In addition, certain loans to customers have been securitised, as explained in note 15.

(c) Interest income and expense on financial instruments that are not at fair value through profit or loss

During the year, total interest income and expense (calculated using the effective interest rate method) for financial assets and financial liabilities that are not at fair value through the profit or loss were:

	Group
	£m
Interest income	2,134.5
Interest expense	(1,666.6)

(d) Hedging and hedge effectiveness

The fair values of hedges as at 31 December 2005 were as follows:

	Group	Company
	£m	£m
Fair value hedges - derivatives	(84.8)	(157.9)
Cash flow hedges - derivatives	16.5	16.5
	(68.3)	(141.4)

The Group undertakes derivative transactions to hedge risk exposures, and manages risk by use of fair value hedges and cash flow hedges. For those transactions which qualify and are designated as fair value or cash flow hedges, hedge accounting treatment is applied.

Fair value hedges are primarily used to hedge against changes in fair value of fixed rate products due to movements in market interest rates. For the year ended 31 December 2005, the Group recognised fair value gains of £1.1m, representing the ineffective portion of the fair value hedges.

Cash flow hedges are used to hedge the risk of exposure to variability of cash flows attributable to a particular risk associated with a recognised asset or liability, or a forecast transaction. Any gains or losses on cash flow hedges are recorded in equity until the hedged cash flow occurs, whereupon they are transferred to profit or loss for the period. As at 31 December 2005, net gains accumulated in equity were £15.8m and the ineffective portion of those hedges was £Nil.

Hedge effectiveness is measured and assessed on an ongoing basis and was determined to be actually effective throughout the year. Changes in fair values and cash flows of the hedged items were almost fully offset by changes in fair values and cash flows of the hedging instruments, and actual effectiveness was within a range of 80% to 125%.

NOTES TO THE FINANCIAL STATEMENTS

40. Financial instruments continued

(e) Collateral

The Group pledges and receives collateral for repurchase agreements, reverse repurchase agreements and some derivative contracts.

(i) Financial assets pledged as collateral:

	Group 2005		Company 2005	
	Cash collateral on derivatives Carrying value	Reverse repurchase agreements Carrying value	Cash collateral on derivatives Carrying value	Reverse repurchase agreements Carrying value
	£m	£m	£m	£m
By counterparty:				
Banks	142.5	-	142.5	-
Customers	-	28.0	11.2	28.0
	142.5	28.0	153.7	28.0

Derivatives are transacted under ISDA with CSA annexes and as such require collateral to be posted from time to time.

(ii) Collateral held which can be sold or repledged in the absence of default by the owner of the collateral:

	Group 2005		Company 2005	
	Cash collateral on derivatives Fair value	Repurchase agreements Fair value	Cash collateral on derivatives Fair value	Repurchase agreements Fair value
	£m	£m	£m	£m
By counterparty:				
Banks	-	102.0	-	102.0
Customers	3.9	43.7	3.9	43.7
	3.9	145.7	3.9	145.7

The Group pledges government securities under repurchase agreements for short-term financing activities.

(f) Nature and extent of risks arising from financial instruments

The risks that the Group is exposed to and the Group's approach to risk management are discussed in the Group Finance Director's Review on pages 10 to 17. Risks are managed on a Group basis, and hence a description of risk management policies is not provided separately for the Company.

Financial instruments used by the Group for risk management purposes include derivative instruments. Such instruments are used only to limit the extent to which the Group will be affected by changes in interest rates and exchange rates. As part of its responsibilities, the Group's Asset and Liability Management Committee ('ALCO') approves the use of specified derivative instruments within approved limits and business activities.

The Group does not undertake transactions for trading or speculative purposes, and consequently all of the Group's derivative instruments are for commercial hedging purposes. Hedge accounting is applied as appropriate, as detailed in the accounting policies note 1(x). The principal derivative instruments used by the Group in managing its Balance Sheet exposures are interest rate swaps, interest rate options, interest rate futures, cross-currency interest rate swaps and foreign exchange contracts. These are used to protect the Group from exposures arising principally from fixed and capped rate mortgage lending, fixed rate savings products, deposit funding, foreign currency exposure and investment activities. The duration of derivative instruments is generally short to medium-term and their maturity profile reflects the nature of exposures arising from underlying business activities. Substantially all of the Group's derivatives activity is contracted with financial institutions.

40. Financial instruments continued

(f) Nature and extent of risks arising from financial instruments continued

(i) Credit risk

Before taking account of any collateral, the maximum exposure to credit risk as at 31 December 2005 was:

	2005 Group	2005 Company
	£m	£m
Cash and balances at central banks	**49.6**	**49.2**
Loans and advances to banks	**3,204.7**	**2,315.5**
Loans and advances to customers	**31,127.1**	**32,626.6**
Debt securities	**5,724.0**	**5,163.5**
Derivative financial instruments	**262.8**	**200.0**
Other financial assets	**124.4**	**684.3**
Total on-balance sheet	**40,492.6**	**41,039.1**
Irrevocable undrawn loan facilities (off-balance sheet)	**2,288.8**	**756.6**
Total maximum exposure to credit risk	**42,781.4**	**41,795.7**

In respect of loans and advances to banks and customers and derivative financial instruments, the Group and Company may hold reverse repurchase agreements and may also hold cash as security. Loans and advances to customers are secured on property.

(ii) Liquidity risk

It should be noted that many financial instruments are settled earlier than their contractual maturity dates; in particular, many mortgage loans are repaid early.

The contractual maturities of the Group's financial assets and liabilities were as follows:

	On demand	In not more than three months	In more than three months but not more than one year	In more than one year but not more than five years	In more than five years	Total
	£m	£m	£m	£m	£m	£m
At 31 December 2005						
Assets						
Cash and balances at central banks	16.3	-	-	-	33.3	49.6
Loans and advances to banks	916.1	2,174.8	59.2	54.6	-	3,204.7
Loans and advances to customers	-	129.6	438.5	2,459.3	28,099.7	31,127.1
Debt securities	-	510.1	729.5	1,543.7	2,940.7	5,724.0
Derivative financial instruments	-	9.5	18.0	176.4	58.9	262.8
Other assets	100.0	34.9	56.7	180.6	99.8	472.0
Total assets	1,032.4	2,858.9	1,301.9	4,414.6	31,232.4	40,840.2
Liabilities						
Deposits by banks	474.3	372.6	548.5	326.2	-	1,721.6
Customer accounts	17,601.3	2,495.0	425.5	528.3	-	21,050.1
Derivative financial instruments	-	10.4	31.9	176.4	112.4	331.1
Debt securities in issue	-	2,176.3	2,315.9	7,100.7	2,984.7	14,577.6
Subordinated liabilities	-	-	-	132.2	1,032.5	1,164.7
Other capital instruments	-	-	-	-	174.3	174.3
Other liabilities	-	139.8	199.1	29.3	112.3	480.5
Total liabilities	18,075.6	5,194.1	3,520.9	8,293.1	4,416.2	39,499.9
Group net liquidity gap	(17,043.2)	(2,335.2)	(2,219.0)	(3,878.5)	26,816.2	1,340.3
At 31 December 2004						
Total assets	740.8	4,855.8	1,302.6	3,592.9	27,657.6	38,149.7
Total liabilities	(11,724.4)	(6,446.3)	(5,266.3)	(11,562.0)	(1,804.9)	(36,803.9)
Group net liquidity gap	(10,983.6)	(1,590.5)	(3,963.7)	(7,969.1)	25,852.7	1,345.8

40. Financial instruments continued

(f) Nature and extent of risks arising from financial instruments continued

(ii) Liquidity risk continued

The contractual maturities of the Company's financial assets and liabilities were as follows:

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years £m	Total £m
At 31 December 2005						
Financial assets						
Cash and balances at central banks	15.9	-	-	-	33.3	49.2
Loans and advances to banks	312.2	2,003.3	-	-	-	2,315.5
Loans and advances to customers	15,610.8	116.0	378.6	2,184.5	14,336.7	32,626.6
Debt securities	-	320.4	458.1	1,509.5	2,875.5	5,163.5
Derivative financial instruments	-	10.7	20.2	102.6	66.5	200.0
Other assets	605.1	34.9	56.7	180.5	99.8	977.0
Total financial assets	16,544.0	2,485.3	913.6	3,977.1	17,411.8	41,331.8
Financial liabilities						
Deposits by banks	88.1	372.6	548.5	-	-	1,009.2
Customer accounts	23,484.7	2,495.1	303.6	500.1	-	26,783.5
Derivative financial instruments	-	2.4	30.4	184.1	124.5	341.4
Debt securities in issue	-	1,688.0	1,797.1	6,110.2	585.8	10,181.1
Subordinated liabilities	-	-	-	132.2	1,356.8	1,489.0
Other liabilities	-	114.0	162.0	24.0	91.9	391.9
Total financial liabilities	23,572.8	4,672.1	2,841.6	6,950.6	2,159.0	40,196.1
Company net liquidity gap	(7,028.8)	(2,186.8)	(1,928.0)	(2,973.5)	15,252.8	1,135.7
At 31 December 2004						
Total assets	14,987.3	2,251.5	827.6	3,602.9	15,773.5	37,442.8
Total liabilities	(21,347.9)	(4,231.2)	(2,573.4)	(6,294.6)	(1,955.2)	(36,402.3)
Company net liquidity gap	(6,360.6)	(1,979.7)	(1,745.8)	(2,691.7)	13,818.3	1,040.5

Set out below is the residual maturity analysis of the underlying principal amounts of over the counter ('OTC') and non-margined exchange traded derivatives at 31 December 2004. These were all held for asset and liability management purposes.

	In not more than one year £m	In more than one year but not more than five years £m	In more than five years £m	Total £m
Caps, collars and floors	449.5	99.7	-	549.2
Interest rate swaps	4,361.5	11,736.3	2,199.5	18,297.3
Interest rate derivatives	4,811.0	11,836.0	2,199.5	18,846.5
Foreign exchange derivatives	1,882.9	4,787.3	506.7	7,176.9
	6,693.9	16,623.3	2,706.2	26,023.4

40. Financial instruments continued

(f) Nature and extent of risks arising from financial instruments continued

(ii) Liquidity risk continued

Set out below is the residual maturity analysis of the net replacement cost of OTC and non-margined exchange traded derivatives at 31 December 2004. These are all held for asset and liability management purposes.

	In not more than one year	In more than one year but no more than five years	In more than five years	Total
	£m	£m	£m	£m
Caps, collars and floors	-	0.2	-	0.2
Interest rate swaps	11.6	246.0	35.4	293.0
Interest rate derivatives	11.6	246.2	35.4	293.2
Foreign exchange derivatives	67.4	201.3	15.6	284.3
	79.0	447.5	51.0	577.5

Substantially all of the Group's derivatives activity is contracted with financial institutions. Replacement cost is calculated by marking to market the value of contracts and aggregating those with a positive value.

(iii) Market risk

Interest rate risk

As at 31 December 2005 effective interest rates on financial instruments fell into the following ranges:

	Group	Company
	%	%
Financial assets		
Loans and advances to banks	2.27-5.40	2.27-5.40
Loans and advances to customers	5.15-6.45	5.15-6.45
Debt securities	0.14-8.50	0.14-8.50
Financial liabilities		
Deposits by banks	2.16-4.77	2.16-4.77
Customer accounts	0.65-6.00	2.15-5.81
Debt securities in issue	0.01-8.18	0.01-8.18
Subordinated liabilities	5.83-8.37	5.83-8.37
Other capital instruments	6.32-6.57	6.32-6.57

The Group hedges fixed rate and foreign currency balances into sterling floating rates.

The Group regularly measures its exposures to a range of interest rate scenarios. Based on detailed underlying assumptions, at the end of 2005 the Group estimated the impact of a 1% fall in interest rates as an improvement in its forecast net interest income of £4m over the course of the following 12 months.

A positive interest rate sensitivity gap exists when more assets than liabilities re-price during a given period. Although net interest income tends to benefit from a positive gap when interest rates are rising (and suffer a negative gap when rates are falling), the actual effect will depend upon a number of factors, including the extent to which repayments are made earlier or later than the next reset or maturity date. The carrying amount of derivative financial instruments, which are principally used to reduce the Group's exposure to interest movements, are included under the heading "non-interest bearing". The following tables analyse the re-pricing periods of Group assets and liabilities at 31 December 2005 and 31 December 2004:

	Not more than one year	More than one year but not more than two years	More than two years but not more than three years	More than three years but not more than four years	More than four years but not more than five years	More than five years	Non-interest bearing	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2005								
Assets								
Cash and balances at central banks	-	-	-	-	-	-	49.6	49.6
Loans and advances to banks	3,150.1	-	27.3	27.3	-	-	-	3,204.7
Loans and advances to customers	21,914.7	2,593.8	3,416.1	549.9	1,040.5	1,660.5	(48.4)	31,127.1
Debt securities	4,233.4	242.2	185.1	372.9	338.5	351.9	-	5,724.0
Derivative financial instruments	-	-	-	-	-	-	262.8	262.8
Other assets	-	-	-	-	-	-	472.0	472.0
Total assets	29,298.2	2,836.0	3,628.5	950.1	1,379.0	2,012.4	736.0	40,840.2

NOTES TO THE FINANCIAL STATEMENTS

40. Financial instruments continued

(f) Nature and extent of risks arising from financial instruments continued

(iii) Market risk continued

Interest rate risk continued

	Not more than one year £m	More than one year but not more than two years £m	More than two years but not more than three years £m	More than three years but not more than four years £m	More than four years but not more than five years £m	More than five years £m	Non-interest bearing £m	Total £m
At 31 December 2005								
Liabilities								
Deposits by banks	1,395.4	-	326.2	-	-	-	-	1,721.6
Customer accounts	19,401.4	776.4	233.3	639.0	-	-	-	21,050.1
Derivative financial instruments	-	-	-	-	-	-	331.1	331.1
Debt securities in issue	12,241.1	299.3	576.9	1,344.3	-	116.0	-	14,577.6
Subordinated liabilities	128.1	-			132.1	904.5	-	1,164.7
Other capital instruments	-	-	-	-	-	174.3	-	174.3
Shareholders' funds	-	-	-	-	-	-	1,340.3	1,340.3
Other liabilities	-	-	-	-	-	-	480.5	480.5
Total liabilities and shareholders' funds	33,166.0	1,075.7	1,136.4	1,983.3	132.1	1,194.8	2,151.9	40,840.2
Off-balance sheet items	2,991.2	79.3	(2,761.3)	1,582.5	(945.7)	(946.0)	-	-
Interest rate sensitivity gap	(876.6)	1,839.6	(269.2)	549.3	301.2	(128.4)	(1,415.9)	-
Cumulative gap	(876.6)	963.0	693.8	1,243.1	1,544.3	1,415.9	-	-

Group interest rate sensitivity gap 2004

	Not more than three months £m	More than three months but not more than six months £m	More than six months but not more than one year £m	More than one year but not more than five years £m	More than five years £m	Non-interest bearing £m	Total £m
At 31 December 2004							
Assets							
Cash and balances at central banks	-	-	-	-	-	51.2	51.2
Treasury bills and other eligible bills	380.4	-	-	-	-	-	380.4
Loans and advances to banks	4,156.0	-	-	-	-	-	4,156.0
Loans and advances to customers	21,495.2	528.9	1,168.1	4,438.6	1,285.2	(47.6)	28,868.4
Debt securities	2,702.7	269.0	148.0	722.5	475.5	-	4,317.7
Other assets	-	-	-	-	-	376.0	376.0
Total assets	28,734.3	797.9	1,316.1	5,161.1	1,760.7	379.6	38,149.7
Liabilities							
Deposits by banks	709.5	83.7	18.2	462.9	-	-	1,274.3
Customer accounts	14,951.7	1,043.1	883.7	2,075.6	-	-	18,954.1
Debt securities in issue	12,245.1	256.3	15.9	2,412.7	8.9	-	14,938.9
Subordinated liabilities	-	-	-	125.0	997.5	-	1,122.5
Shareholders' funds	-	-	-	-	-	1,197.2	1,197.2
Minority interest	-	-	-	-	148.6	-	148.6
Other liabilities	-	-	-	-	-	514.1	514.1
Total liabilities and shareholders' funds	27,906.3	1,383.1	917.8	5,076.2	1,155.0	1,711.3	38,149.7
Off-balance sheet items	(817.2)	115.6	(361.2)	1,570.3	(507.5)	-	-
Interest rate sensitivity gap	10.8	(469.6)	37.1	1,655.2	98.2	(1,331.7)	-
Cumulative gap	10.8	(458.8)	(421.7)	1,233.5	1,331.7	-	-

The interest rate sensitivity gap as at 31 December 2005 has been presented using the time periods recommended by IAS 32. The 31 December 2004 interest rate sensitivity gap has been restated from that presented in 2004 under UK GAAP to reflect Statutory Basis IFRS adjustments, but has not been rephased from the time periods used for UK GAAP disclosure as the two years' Balance Sheets are not directly comparable.

40. Financial instruments continued

(f) Nature and extent of risks arising from financial instruments continued

Currency risk

At the year end the Group and Company had no net material exposure to foreign exchange fluctuations or changes in foreign currency interest rates.

Non-derivative assets and liabilities denominated in foreign currencies

	Group		Company	
	2005	2004	2005	2004
	£m	£m	£m	£m
Excluding the effects of derivatives, the aggregate amounts of assets and liabilities denominated in foreign currencies were:				
Assets	**2,799.2**	2,246.3	**4,183.5**	3,660.5
Liabilities	**9,129.4**	9,145.6	**7,290.6**	7,691.9

The Group's policy is to hedge all material foreign currency exposures.

Other market risks

At the year end the Group and Company had no other material exposure to market risks.

(iv) Concentrations of risk

The Group operates primarily in the UK and adverse changes to the UK economy could impact all areas of the Group's business. Loans and advances to customers are all secured on property based in the UK. 49% of loans and advances is concentrated in the buy-to-let market. The Group has investments in a range of debt securities issued by government bodies, banks and building societies, and in asset-backed securities, in both the UK and overseas. 14% of the asset-backed securities are invested in UK mortgage-backed securities.

Customer accounts comprise investment and savings accounts held by customers. 14% of these were opened through Bradford & Bingley International Ltd, the Group's deposit taker on the Isle of Man. Debt securities in issue represent bonds, medium term notes and other debt securities issued in a range of countries and currencies with no significant investment by any individual counterparty.

APPENDIX
TRANSITION TO IFRS

The 2005 Financial Statements are the first full set of Financial Statements reported by the Group and the Company under International Financial Reporting Standards ('IFRS'). The transition to IFRS has been accounted for in accordance with IFRS 1 "First Time Adoption of International Financial Reporting Standards". The 2004 comparative information contained in these Financial Statements has been restated from that presented in the 2004 Annual Report & Accounts in accordance with IFRS.

IFRS 1 allows entities to apply IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" (the "Financial Instruments Standards") with effect from 1 January 2005, and 2004 information need not be restated in line with those standards. The effect of this is described by means of preparation of a 1 January 2005 Balance Sheet.

As such, this Appendix sets out the impact of the transition to IFRS on:

- the Group Balance Sheet at 1 January 2004;
- the Group profit for 2004;
- the Group Balance Sheet at 31 December 2004;
- the Group Balance Sheet at 1 January 2005;
- the Company Balance Sheet at 1 January 2004;
- the Company profit for 2004;
- the Company Balance Sheet at 31 December 2004; and
- the Company Balance Sheet at 1 January 2005.

The impact of transition refers to three bases:

- UK GAAP Basis;
- Statutory Basis;
- Proforma Basis.

UK GAAP Basis: the UK GAAP Basis information is extracted from the 2004 Report & Accounts, reformatted to the IFRS presentation.

2004 Statutory Basis: the 2004 Statutory Basis excludes the Financial Instruments Standards as permitted by IFRS 1. Information on the 2004 Statutory Basis therefore forms the 2004 comparative information in the audited Financial Statements on pages 37 to 87. The information is presented in compliance with the Group's IFRS accounting policies applicable to 2004.

2005 Statutory Basis: as per the 2004 Statutory Basis but inclusive of the impacts of the Financial Instruments Standards.

Proforma Basis (unaudited): the Proforma Basis includes all elements of IAS 32 and IAS 39 with the exception of those sections relating to hedging, hedge effectiveness and fair value, i.e. the Fair value Adjustments as defined in note 14 below, which have been accounted for under UK GAAP. This Proforma Basis restatement is not required for 2004 and is not audited; however, the Board believe that this information is necessary for a comparable assessment of the Group's and Company's performance between 2004 and 2005 accounting periods.

Further information regarding the transition to IFRS and details of the Group's and Company's IFRS accounting polices, are set out in note 1 to the Financial Statements on pages 41 to 47.

Non IAS 32 and 39 adjustments

1. Consolidation of special purpose entities
The Group has securitised various residential mortgage loans by sale or transfer to special purpose structures which in turn have issued securities to investors. The special purpose structures have been consolidated into the IFRS Group Financial Statements if they are, in substance, controlled by the Group. This consolidation is in accordance with SIC-12 "Consolidation – Special Purpose Entities" and IAS 27 "Consolidated and Separate Financial Statements".

Under UK GAAP, the Group's policy was that certain special purpose structures were not consolidated into the Group Financial Statements line by line, but linked presentation was used in accordance with Financial Reporting Standard 5 "Reporting the Substance of Transactions"; their mortgages were shown as "Loans and advances to customers subject to Non-recourse funding" and their funding liabilities were shown as a deduction from mortgages described as "Non-recourse funding". Their net profit before tax was included within "Other operating income". Under IFRS, the mortgages are included within "Loans and advances to customers", the funding is included within "Debt securities in issue" and the net profit is split between the relevant income and expense lines (principally "Net interest income", "Administrative expenses" and "Impairment (loss)/credit").

2. Post-retirement benefit obligations
The Group has adopted the amendment to IAS 19 "Employee Benefits" issued by the IASB in December 2004 which allows actuarial gains and losses to be charged directly to retained earnings.

The IFRS Balance Sheet at 1 January 2004 reflects the net deficit on post-retirement defined benefit obligations as at that date. The adjustment to opening retained earnings (net of an associated deferred taxation adjustment) reflects also the reversal of the prepayment and liability in relation to UK GAAP accounting under Statement of Standard Accounting Practice 24 "Accounting for Pension Costs". Adoption of IAS 19 caused an incremental charge to the Income Statement for the year ended 31 December 2004, less a related taxation credit. In addition an actuarial loss less related taxation credit was taken directly to retained earnings during the year.

3. Share-based payment
Where equity instruments are granted to employees as part of their remuneration (including in respect of employee and performance share schemes) a charge is recorded in the Income Statement with a corresponding increase in retained earnings, in accordance with IFRS 2 "Share-based Payment". The charge is based on the fair value of the instruments at the date of grant and is spread over the period to vesting. As permitted by IFRS 1, this expense is charged only on options which were granted after 7 November 2002 and which had not vested at 1 January 2005. Deferred taxation is provided based upon the expected future corporation tax deductions relating to share-based payment transactions, and is recognised over the vesting period of the schemes concerned. Under IFRS, as at 1 January 2004 there is no need for share based payment UK GAAP accruals. The 1 January 2004 UK GAAP corporation tax asset is replaced by a share-based payment deferred taxation asset.

4. Revenue recognition
IAS 18 "Revenue" requires that income from the sale of certain investment and protection products, which are generally received over a four-year period, be discounted and spread and the notional interest element of the income be accounted for. This has the impact of reducing debtor balances in the 1 January 2004 Balance

Sheet, reducing provisions against these balances and deferring income. Opening retained earnings are reduced after taking account of the related tax asset. Income before taxation for 2004 is increased with an associated additional taxation charge.

5. Dividends
IAS 10 "Events After the Balance Sheet Date" requires that dividends declared after the year end should not be recognised as a liability in the year end Balance Sheet as the dividend does not represent a present obligation as at that date. Under UK GAAP, the year end Balance Sheet includes an accrual for the final dividend proposed between the year end and the date of approval of the Financial Statements. In the 1 January 2004 Balance Sheet the proposed final 2003 dividend is not accrued under IFRS and the amount of dividend deducted from retained earnings during 2004 is lower under IFRS than under UK GAAP.

6. Amortisation of goodwill
IFRS 3 "Business Combinations" requires that goodwill is not amortised; instead it is subject to an annual impairment review. As the Group has elected not to apply IFRS 3 retrospectively to business combinations which occurred prior to 1 January 2004, the UK GAAP goodwill balance at 31 December 2003 has been included in the 1 January 2004 Group IFRS Balance Sheet. The goodwill was disposed of in full during 2004 with the discontinued operations (as detailed in note 8) and the loss on disposal of goodwill was higher under IFRS due to the non-amortisation during the year.

7. Deferred taxation
The scope of IAS 12 "Income Taxes" is wider than the corresponding UK GAAP standards and requires deferred taxation to be provided on all temporary differences rather than just timing differences. As a result, the Balance Sheet at 1 January 2004 includes an additional deferred taxation liability in respect of a rolled-over capital gain. The liability had decreased by 31 December 2004.

8. Presentation of financial statements
IAS 1 "Presentation of Financial Statements" requires corporation tax and deferred taxation balances to be shown on the face of the Balance Sheet; under UK GAAP the Group carried these balances within "Other assets", "Other liabilities" and "Provisions for liabilities and charges". IAS 30 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" requires separate disclosure of gains less losses arising on debt securities; under UK GAAP the Group included these amounts within "Net interest income".

9. Computer software
Under UK GAAP, all capitalised computer software was included within "Tangible fixed assets" on the Balance Sheet. Under IFRS, only computer software that is integral to a related item of hardware should be included as "Property, plant and equipment". All other computer software should be recorded as an intangible asset. Accordingly, a reclassification has been made in the Balance Sheet as at 1 January 2004 from "Property, plant and equipment" to "Intangible assets".

IAS 32 and 39 adjustments

10. Derecognition of financial liabilities
In accordance with IAS 39 certain balances which had previously been de-recognised from the Balance Sheet under UK GAAP have been reinstated to the Balance Sheet. This has the impact of increasing "Customer accounts" at that date, net of provisions for reclaims. Reinstating these balances gives rise to a deferred taxation asset. The cost of re-recognising previously de-recognised balances is removed from the 2004 IFRS Income Statement.

11. Classification of financial instruments
The Group has issued securities, via a Jersey based subsidiary, which qualify as "innovative" tier 1 capital under the definition of capital applied to UK banks by the Financial Services Authority. Under UK GAAP, these securities were accounted for as a "Minority interest" within the Group Balance Sheet. Under IAS 32 it is reclassified as debt and transferred to liabilities. This accounting change does not affect the regulatory capital status of the securities and they remain a part of the Group's tier 1 capital. Corresponding with the change in Balance Sheet presentation, the cost of this capital is reclassified as an interest expense in the Income Statement.

12. Effective interest rate
IAS 39 requires that most income and expenses arising from financial assets and financial liabilities be accounted for on an EIR basis. The EIR is the rate which at the outset of the instrument exactly discounts the relevant forecast cash flows associated with the instrument over the instrument's expected life back to the initial carrying amount of the instrument. The forecast cash flows to be included are all incremental receipts and payments, and under IFRS these items are all considered to be part of the net interest income or expense arising on the instrument; under UK GAAP, some of these flows were considered to be non-interest, for instance fee and commission income or expense or administrative expense. Interest income or expense in respect of the instrument is recognised by applying the EIR to the carrying amount. This has the impact of increasing the carrying value of "Loans and advances to customers" while UK GAAP "Prepayments", "Other assets" and "Other liabilities" relating to loans and advances to customers are released. Carrying values of "Debt securities in issue", "Subordinated liabilities" and "Other capital instruments" are reduced. The adjustments to reflect EIR give rise to a net deferred taxation liability.

13. Loan impairment
Under IAS 39, UK GAAP provisions for mortgage losses are replaced by "Loan impairment". Impairment is recognised only where there is objective evidence that events have occurred by the Balance Sheet date which indicate that the loan assets in question are impaired. This has the impact of decreasing the carrying value of loan impairment/provision compared to UK GAAP as at 1 January 2005 and decreasing deferred taxation assets. The impairment charge for 2004 is increased compared to UK GAAP, less an associated taxation credit.

14. Fair value adjustments
Under IAS 39 certain financial instruments, including all derivatives, are carried at fair value. Subject to the hedge accounting criteria in IAS 39 being met, the carrying value of hedged items may be adjusted to mitigate volatility caused by carrying instruments at fair value.

Consolidated

Reconciliation of equity at 1 January 2004

	UK GAAP Basis*	Consolidation of special purpose entities	Post-retirement benefits	Share-based payment	Revenue recognition	Dividends	Deferred taxation	Presentation of financial statements	Computer software	2004 Statutory Basis*
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets										
Cash and balances at central banks	43.7	-	-	-	-	-	-	-	-	43.7
Treasury bills and other eligible bills	132.6	-	-	-	-	-	-	-	-	132.6
Loans and advances to banks	2,773.3	-	-	-	-	-	-	-	-	2,773.3
Loans and advances to customers	24,791.5	1,063.1	-	-	-	-	-	-	-	25,854.6
Loans and advances to customers subject to non-recourse funding	1,063.1	(1,063.1)	-	-	-	-	-	-	-	-
Less non-recourse funding	(1,036.7)	1,036.7	-	-	-	-	-	-	-	-
	26.4	(26.4)	-	-	-	-	-	-	-	-
Debt securities	3,884.9	-	-	-	-	-	-	-	-	3,884.9
Prepayments and accrued income	175.3	-	(45.2)	-	(2.8)	-	-	-	-	127.3
Other assets	75.2	-	-	-	-	-	-	(13.5)	-	61.7
Deferred tax asset	-	-	34.4	0.4	-	-	(0.8)	13.5	-	47.5
Property, plant and equipment	138.9	-	-	-	-	-	-	-	(12.7)	126.2
Intangible assets	116.1	-	-	-	-	-	-	-	12.7	128.8
Total assets	32,157.9	1,036.7	(10.8)	0.4	(2.8)	-	(0.8)	-	-	33,180.6
Liabilities										
Deposits by banks	1,708.8	-	-	-	-	-	-	-	-	1,708.8
Customer accounts	17,170.5	-	-	-	-	-	-	-	-	17,170.5
Debt securities in issue	10,322.5	1,036.7	-	-	-	-	-	-	-	11,359.2
Other liabilities	266.7	-	(10.2)	(1.4)	(0.4)	(68.4)	-	(93.5)	-	92.8
Accruals and deferred income	148.0	-	-	(0.9)	8.2	-	-	-	-	155.3
Current tax liabilities	-	-	-	0.8	(3.2)	-	-	93.5	-	91.1
Post-retirement benefit obligations	-	-	79.7	-	-	-	-	-	-	79.7
Provisions	3.3	-	-	-	-	-	-	-	-	3.3
Subordinated liabilities	1,121.9	-	-	-	-	-	-	-	-	1,121.9
Other capital instruments	-	-	-	-	-	-	-	-	-	-
Total liabilities	30,741.7	1,036.7	69.5	(1.5)	4.6	(68.4)	-	-	-	31,782.6
Equity										
Capital and reserves attributable to equity holders:										
Share capital	158.5	-	-	-	-	-	-	-	-	158.5
Share premium reserve	3.9	-	-	-	-	-	-	-	-	3.9
Capital redemption reserve	12.0	-	-	-	-	-	-	-	-	12.0
Other reserves	-	-	-	-	-	-	-	-	-	-
Retained earnings	1,093.2	-	(80.3)	1.9	(7.4)	68.4	(0.8)	-	-	1,075.0
Total attributable equity	1,267.6	-	(80.3)	1.9	(7.4)	68.4	(0.8)	-	-	1,249.4
Minority interest (non-equity)	148.6	-	-	-	-	-	-	-	-	148.6
Total equity and liabilities	32,157.9	1,036.7	(10.8)	0.4	(2.8)	-	(0.8)	-	-	33,180.6

*The UK GAAP and 2004 Statutory bases are defined on page 88.

Consolidated

Reconciliation of equity at 1 January 2004: Proforma Basis*

	2004 Statutory Basis	Unaudited Derecognition of financial liabilities	Unaudited Classification of financial instruments	Unaudited Effective interest rate	Unaudited Loan impairment	Unaudited Proforma Basis*
	£m	£m	£m	£m	£m	£m
Assets						
Cash and balances at central banks	43.7	-	-	-	-	43.7
Treasury bills and other eligible bills	132.6	-	-	-	-	132.6
Loans and advances to banks	2,773.3	-	-	-	-	2,773.3
Loans and advances to customers	25,854.6	-	-	71.9	22.5	25,949.0
Debt securities	3,884.9	-	-	-	-	3,884.9
Prepayments and accrued income	127.3	-	-	(21.7)	-	105.6
Other assets	61.7	-	-	(25.1)	-	36.6
Deferred tax asset	47.5	3.0	-	(10.4)	(6.7)	33.4
Property, plant and equipment	126.2	-	-	-	-	126.2
Intangible assets	128.8	-	-	-	-	128.8
Total assets	33,180.6	3.0	-	14.7	15.8	33,214.1
Liabilities						
Deposits by banks	1,708.8	-	-	-	-	1,708.8
Customer accounts	17,170.5	11.4	-	-	-	17,181.9
Debt securities in issue	11,359.2	-	-	(3.5)	-	11,355.7
Other liabilities	92.8	(1.4)	-	(2.3)	-	89.1
Accruals and deferred income	155.3	-	-	-	-	155.3
Current tax liabilities	91.1	-	-	-	-	91.1
Post-retirement benefit obligations	79.7	-	-	-	-	79.7
Provisions	3.3	-	-	-	-	3.3
Subordinated liabilities	1,121.9	-	-	(3.3)	-	1,118.6
Other capital instruments	-	-	148.6	(0.4)	-	148.2
Total liabilities	31,782.6	10.0	148.6	(9.5)	-	31,931.7
Equity						
Capital and reserves attributable to equity holders:						
Share capital	158.5	-	-	-	-	158.5
Share premium reserve	3.9	-	-	-	-	3.9
Capital redemption reserve	12.0	-	-	-	-	12.0
Other reserves	-	-	-	-	-	-
Retained earnings	1,075.0	(7.0)	-	24.2	15.8	1,108.0
Total attributable equity	1,249.4	(7.0)	-	24.2	15.8	1,282.4
Minority interest (non-equity)	148.6	-	(148.6)	-	-	-
Total equity and liabilities	33,180.6	3.0	-	14.7	15.8	33,214.1

*The purpose and definition of the unaudited Proforma Basis is provided on page 88.

TRANSITION TO IFRS

Consolidated

Reconciliation of profit for the year ended 31 December 2004

	UK GAAP Basis [1]	Consolidation of special purpose entities	Post-retirement benefits	Share-based payment	Revenue recognition	Amortisation of goodwill	Deferred taxation	Presentation of financial statements	Computer software	2004 Statutory Basis [1]
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest and similar income	1,781.8	84.4	-	-	2.2	-	-	(10.0)	-	1,858.4
Interest expense and similar charges	(1,334.7)	(75.3)	-	-	-	-	-	-	-	(1,410.0)
Net interest income	447.1	9.1	-	-	2.2	-	-	(10.0)	-	448.4
Net fee and commission income	237.4	-	-	-	(0.2)	-	-	-	-	237.2
Gains less losses on sale of debt securities	-	-	-	-	-	-	-	10.0	-	10.0
Fair value movements on financial instruments	-	-	-	-	-	-	-	-	-	-
Other operating income	24.3	(17.7)	-	-	-	-	-	-	-	6.6
Net operating income	708.8	(8.6)	-	-	2.0	-	-	-	-	702.2
Administrative expenses	(488.7)	(1.7)	(3.8)	(3.3)	-	8.5	-	-	-	(489.0)
Impairment (loss)/credit	2.0	10.3	-	-	-	-	-	-	-	12.3
Non-operating income	6.4	-	-	-	-	-	-	-	-	6.4
Profit before taxation and loss on sale of discontinued operations	228.5	-	(3.8)	(3.3)	2.0	8.5	-	-	-	231.9
Taxation [2]	(66.5)	-	1.2	0.9	(0.7)	-	0.1	-	-	(65.0)
Profit after taxation and before loss on sale of discontinued operations	162.0	-	(2.6)	(2.4)	1.3	8.5	0.1	-	-	166.9
Loss on sale of discontinued operations, net of taxation	(120.1)	-	-	-	-	(8.5)	-	-	-	(128.6)
Profit for the financial year	41.9	-	(2.6)	(2.4)	1.3	-	0.1	-	-	38.3
Attributable to:										
- Equity shareholders	32.2	-	(2.6)	(2.4)	1.3	-	0.1	-	-	28.6
- Minority interest (non-equity)	9.7	-	-	-	-	-	-	-	-	9.7
	41.9	-	(2.6)	(2.4)	1.3	-	0.1	-	-	38.3

1. The UK GAAP and 2004 Statutory bases are defined on page 88.

2. In the Group's 2004 Report & Accounts the £3.1m tax credit in respect of the loss on sale of discontinued operations was included within the net tax charge. In the IFRS Income Statement presentation this tax credit is offset against the loss on sale.

Consolidated

Reconciliation of profit for the year ended 31 December 2004: Proforma Basis*

	2004 Statutory Basis	Unaudited Derecognition of financial liabilities	Unaudited Classification of financial instruments	Unaudited Effective interest rate	Unaudited Loan impairment	Unaudited Proforma Basis*
	£m	£m	£m	£m	£m	£m
Interest and similar income	1,858.4	-	-	8.3	-	1,866.7
Interest expense and similar charges	(1,410.0)	-	(9.7)	(0.7)	-	(1,420.4)
Net interest income	448.4	-	(9.7)	7.6	-	446.3
Net fee and commission income	237.2	-	-	3.1	-	240.3
Gains less losses on sale of debt securities	10.0	-	-	-	-	10.0
Other operating income	6.6	2.0	-	-	-	8.6
Net operating income	702.2	2.0	(9.7)	10.7	-	705.2
Administrative expenses	(489.0)	-	-	5.1	-	(483.9)
Impairment (loss)/credit	12.3	-	-	-	(11.3)	1.0
Non-operating income	6.4	-	-	-	-	6.4
Profit before taxation and loss on sale of discontinued operations	231.9	2.0	(9.7)	15.8	(11.3)	228.7
Taxation	(65.0)	(0.6)	-	(4.7)	3.3	(67.0)
Profit after taxation and before loss on sale of discontinued operations	166.9	1.4	(9.7)	11.1	(8.0)	161.7
Loss on sale of discontinued operations, net of taxation	(128.6)	-	-	-	-	(128.6)
Profit for the financial year	38.3	1.4	(9.7)	11.1	(8.0)	33.1
Attributable to:						
- Equity shareholders	28.6	1.4	-	11.1	(8.0)	33.1
- Minority interest (non-equity)	9.7	-	(9.7)	-	-	-
	38.3	1.4	(9.7)	11.1	(8.0)	33.1

*The purpose and definition of the unaudited Proforma Basis is provided on page 88.

TRANSITION TO IFRS

Consolidated

Reconciliation of equity at 31 December 2004

	UK GAAP Basis*	Consolidation of special purpose entities	Post-retirement benefits	Share-based payment	Revenue recognition	Dividends	Deferred taxation	Presentation of financial statements	Computer software	2004 Statutory Basis*
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets										
Cash and balances at central banks	51.2	-	-	-	-	-	-	-	-	51.2
Treasury bills and other eligible bills	380.4	-	-	-	-	-	-	-	-	380.4
Loans and advances to banks	4,156.0	-	-	-	-	-	-	-	-	4,156.0
Loans and advances to customers	26,152.4	2,716.0	-	-	-	-	-	-	-	28,868.4
Loans and advances to customers subject to non-recourse funding	2,716.0	(2,716.0)	-	-	-	-	-	-	-	-
Less non-recourse funding	(2,706.0)	2,706.0	-	-	-	-	-	-	-	-
	10.0	(10.0)	-	-	-	-	-	-	-	-
Debt securities	4,317.7	-	-	-	-	-	-	-	-	4,317.7
Prepayments and accrued income	217.4	-	(46.9)	-	(2.6)	-	-	-	-	167.9
Other assets	48.4	-	-	-	-	-	-	-	-	48.4
Deferred tax asset	-	-	36.0	1.7	-	-	(0.7)	(1.3)	-	35.7
Property, plant and equipment	124.0	-	-	-	-	-	-	-	(29.1)	94.9
Intangible assets	-	-	-	-	-	-	-	-	29.1	29.1
Total assets	35,457.5	2,706.0	(10.9)	1.7	(2.6)	-	(0.7)	(1.3)	-	38,149.7
Liabilities										
Deposits by banks	1,274.3	-	-	-	-	-	-	-	-	1,274.3
Customer accounts	18,954.1	-	-	-	-	-	-	-	-	18,954.1
Debt securities in issue	12,232.9	2,706.0	-	-	-	-	-	-	-	14,938.9
Other liabilities	271.3	-	(11.6)	(0.8)	(0.5)	(71.0)	-	(70.2)	-	117.2
Accruals and deferred income	190.0	-	-	(0.8)	6.6	-	-	-	-	195.8
Current tax liabilities	-	-	-	0.6	(2.6)	-	-	70.2	-	68.2
Post-retirement benefit obligations	-	-	84.6	-	-	-	-	-	-	84.6
Provisions	49.6	-	-	-	-	-	-	(1.3)	-	48.3
Subordinated liabilities	1,122.5	-	-	-	-	-	-	-	-	1,122.5
Total liabilities	34,094.7	2,706.0	73.0	(1.0)	3.5	(71.0)	-	(1.3)	-	36,803.9
Equity										
Capital and reserves attributable to equity holders:										
Share capital	158.5	-	-	-	-	-	-	-	-	158.5
Share premium reserve	3.9	-	-	-	-	-	-	-	-	3.9
Capital redemption reserve	25.0	-	-	-	-	-	-	-	-	25.0
Other reserves	-	-	-	-	-	-	-	-	-	-
Retained earnings	1,026.8	-	(83.9)	2.7	(6.1)	71.0	(0.7)	-	-	1,009.8
Total attributable equity	1,214.2	-	(83.9)	2.7	(6.1)	71.0	(0.7)	-	-	1,197.2
Minority interest (non-equity)	148.6	-	-	-	-	-	-	-	-	148.6
Total equity and liabilities	35,457.5	2,706.0	(10.9)	1.7	(2.6)	-	(0.7)	(1.3)	-	38,149.7

*The UK GAAP and 2004 Statutory bases are defined on page 88.

Consolidated

Reconciliation of equity at 1 January 2005

	2004 Statutory Basis [1]	Derecognition of financial liabilities [2]	Classification of financial instruments [2]	Effective interest rate [2]	Loan impairment [2]	Unaudited Proforma Basis [1]	Fair value	2005 Statutory Basis [1]
	£m	£m	£m	£m	£m	£m	£m	£m
Assets								
Cash and balances at central banks	51.2	-	-	-	-	51.2	-	51.2
Treasury bills and other eligible bills	380.4	-	-	-	-	380.4	(0.1)	380.3
Loans and advances to banks	4,156.0	-	-	-	-	4,156.0	-	4,156.0
Loans and advances to customers	28,868.4	-	-	88.1	11.2	28,967.7	-	28,967.7
Fair value adjustments of portfolio hedging	-	-	-	-	-	-	91.7	91.7
Debt securities	4,317.7	-	-	-	-	4,317.7	58.7	4,376.4
Derivative financial instruments	-	-	-	-	-	-	457.9	457.9
Prepayments and accrued income	167.9	-	-	(18.3)	-	149.6	(87.9)	61.7
Other assets	48.4	-	-	(27.0)	-	21.4	-	21.4
Deferred tax asset	35.7	2.4	-	(15.1)	(3.4)	19.6	(2.0)	17.6
Property, plant and equipment	94.9	-	-	-	-	94.9	-	94.9
Intangible assets	29.1	-	-	-	-	29.1	-	29.1
Total assets	38,149.7	2.4	-	27.7	7.8	38,187.6	518.3	38,705.9
Liabilities								
Deposits by banks	1,274.3	-	-	-	-	1,274.3	-	1,274.3
Customer accounts	18,954.1	9.3	-	-	-	18,963.4	6.7	18,970.1
Derivative financial instruments	-	-	-	-	-	-	519.0	519.0
Debt securities in issue	14,938.9	-	-	(3.0)	-	14,935.9	14.1	14,950.0
Other liabilities	117.2	(1.3)	-	(0.5)	-	115.4	-	115.4
Accruals and deferred income	195.8	-	-	-	-	195.8	(68.4)	127.4
Current tax liabilities	68.2	-	-	-	-	68.2	-	68.2
Post-retirement benefit obligations	84.6	-	-	-	-	84.6	-	84.6
Provisions	48.3	-	-	-	-	48.3	-	48.3
Subordinated liabilities	1,122.5	-	-	(3.6)	-	1,118.9	28.0	1,146.9
Other capital instruments	-	-	148.6	(0.5)	-	148.1	18.0	166.1
Total liabilities	36,803.9	8.0	148.6	(7.6)	-	36,952.9	517.4	37,470.3
Equity								
Capital and reserves attributable to equity holders:								
Share capital	158.5	-	-	-	-	158.5	-	158.5
Share premium reserve	3.9	-	-	-	-	3.9	-	3.9
Capital redemption reserve	25.0	-	-	-	-	25.0	-	25.0
Other reserves	-	-	-	-	-	-	(9.0)	(9.0)
Retained earnings	1,009.8	(5.6)	-	35.3	7.8	1,047.3	9.9	1,057.2
Total attributable equity	1,197.2	(5.6)	-	35.3	7.8	1,234.7	0.9	1,235.6
Minority interest (non-equity)	148.6	-	(148.6)	-	-	-	-	-
Total equity and liabilities	38,149.7	2.4	-	27.7	7.8	38,187.6	518.3	38,705.9

1. The 2004 and 2005 Statutory bases and the Proforma Basis are defined on page 88.

2. These audited adjustments are also applied to determine the Proforma Basis as defined on page 88.

Company

Reconciliation of profit for the year ended 31 December 2004

	£m	£m
Profit after taxation of the Company attributable to the shareholders:		
UK GAAP*		6.5
*Adjustments to restate to the 2004 Statutory basis**		
Dividend income	2.2	
Post-retirement benefits	(2.6)	
Share-based payment	(2.4)	
Revenue recognition	1.3	
Deferred taxation	0.1	
Total adjustments		(1.4)
2004 Statutory basis*		5.1

Company

Reconciliation of equity at 1 January 2004

	UK GAAP Basis*	Post-retirement benefits	Share-based payment	Revenue recognition	Dividends	Deferred taxation	Presentation of financial statements	Computer software	2004 Statutory Basis*
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets									
Cash and balances at central banks	43.6	-	-	-	-	-	-	-	43.6
Treasury bills and other eligible bills	132.6	-	-	-	-	-	-	-	132.6
Loans and advances to banks	2,556.7	-	-	-	-	-	-	-	2,556.7
Loans and advances to customers	24,288.5	-	-	-	-	-	-	-	24,288.5
Debt securities	3,304.1	-	-	-	-	-	-	-	3,304.1
Prepayments and accrued income	155.3	(45.2)	-	(2.8)	(10.9)	-	-	-	96.4
Shares in Group undertakings	624.7	-	-	-	-	-	-	-	624.7
Other assets	26.4	-	-	-	-	-	(0.1)	-	26.3
Deferred tax asset	-	34.4	0.4	-	2.6	(0.8)	0.1	-	36.7
Property, plant and equipment	108.8	-	-	-	-	-	-	(11.0)	97.8
Intangible assets	-	-	-	-	-	-	-	11.0	11.0
Total assets	31,240.7	(10.8)	0.4	(2.8)	(8.3)	(0.8)	-	-	31,218.4
Liabilities									
Deposits by banks	391.3	-	-	-	-	-	-	-	391.3
Customer accounts	17,746.0	-	-	-	-	-	-	-	17,746.0
Debt securities in issue	10,322.5	-	-	-	-	-	-	-	10,322.5
Other liabilities	228.1	(10.2)	(1.4)	(0.4)	(68.4)	-	(63.4)	-	84.3
Accruals and deferred income	136.4	-	(0.9)	8.2	-	-	-	-	143.7
Current tax liabilities	-	-	0.8	(3.2)	-	-	63.4	-	61.0
Post-retirement benefit obligations	-	79.7	-	-	-	-	-	-	79.7
Provisions	3.2	-	-	-	-	-	-	-	3.2
Subordinated liabilities	1,270.5	-	-	-	-	-	-	-	1,270.5
Total liabilities	30,098.0	69.5	(1.5)	4.6	(68.4)	-	-	-	30,102.2
Equity									
Capital and reserves attributable to equity holders:									
Share capital	158.5	-	-	-	-	-	-	-	158.5
Share premium reserve	3.9	-	-	-	-	-	-	-	3.9
Capital redemption reserve	12.0	-	-	-	-	-	-	-	12.0
Retained earnings	968.3	(80.3)	1.9	(7.4)	60.1	(0.8)	-	-	941.8
Total attributable equity	1,142.7	(80.3)	1.9	(7.4)	60.1	(0.8)	-	-	1,116.2
Total equity and liabilities	31,240.7	(10.8)	0.4	(2.8)	(8.3)	(0.8)	-	-	31,218.4

*The UK GAAP and 2004 Statutory bases are defined on page 88.

Company

Reconciliation of equity at 31 December 2004

	UK GAAP Basis*	Consolidation of special purpose entities	Post-retirement benefits	Share-based payment	Revenue recognition	Dividends	Deferred taxation	Presentation of financial statements	Computer software	2004 Statutory Basis*
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets										
Cash and balances at central banks	51.2	-	-	-	-	-	-	-	-	51.2
Treasury bills and other eligible bills	380.4	-	-	-	-	-	-	-	-	380.4
Loans and advances to banks	3,771.7	-	-	-	-	-	-	-	-	3,771.7
Loans and advances to customers	26,763.5	2,000.0	-	-	-	-	-	-	-	28,763.5
Loans and advances to customers subject to non-recourse funding	2,000.0	(2,000.0)	-	-	-	-	-	-	-	-
Less non-recourse funding	(1,995.8)	1,995.8	-	-	-	-	-	-	-	-
	4.2	(4.2)								-
Debt securities	3,693.7	-	-	-	-	-	-	-	-	3,693.7
Prepayments and accrued income	145.4	-	(46.9)	-	(2.6)	(8.7)	-	-	-	87.2
Shares in Group undertakings	557.6	-	-	-	-	-	-	-	-	557.6
Other assets	13.4	-	-	-	-	-	-	-	-	13.4
Deferred tax asset	-	-	36.0	1.7	-	2.6	(0.7)	(5.7)	-	33.9
Property, plant and equipment	90.2	-	-	-	-	-	-	-	(8.5)	81.7
Intangible assets	-	-	-	-	-	-	-	-	8.5	8.5
Total assets	35,471.3	1,995.8	(10.9)	1.7	(2.6)	(6.1)	(0.7)	(5.7)	-	37,442.8
Liabilities										
Deposits by banks	649.3	-	-	-	-	-	-	-	-	649.3
Customer accounts	19,732.4	1,995.8	-	-	-	-	-	-	-	21,728.2
Debt securities in issue	12,305.6	-	-	-	-	-	-	-	-	12,305.6
Other liabilities	232.5	-	(11.6)	(0.8)	(0.5)	(71.0)	-	(52.2)	-	96.4
Accruals and deferred income	162.7	-	-	(0.8)	6.6	-	-	-	-	168.5
Current tax liabilities	-	-	-	0.6	(2.6)	-	-	52.2	-	50.2
Post-retirement benefit obligations	-	-	84.6	-	-	-	-	-	-	84.6
Provisions	54.0	-	-	-	-	-	-	(5.7)	-	48.3
Subordinated liabilities	1,271.2	-	-	-	-	-	-	-	-	1,271.2
Total liabilities	34,407.7	1,995.8	73.0	(1.0)	3.5	(71.0)	-	(5.7)	-	36,402.3
Equity										
Capital and reserves attributable to equity holders:										
Share capital	158.5	-	-	-	-	-	-	-	-	158.5
Share premium reserve	3.9	-	-	-	-	-	-	-	-	3.9
Capital redemption reserve	25.0	-	-	-	-	-	-	-	-	25.0
Retained earnings	876.2	-	(83.9)	2.7	(6.1)	64.9	(0.7)	-	-	853.1
Total attributable equity	1,063.6	-	(83.9)	2.7	(6.1)	64.9	(0.7)	-	-	1,040.5
Total equity and liabilities	35,471.3	1,995.8	(10.9)	1.7	(2.6)	(6.1)	(0.7)	(5.7)	-	37,442.8

*The UK GAAP and 2004 Statutory bases are defined on page 88.

Company

Reconciliation of equity as at 1 January 2005

	2004 Statutory Basis [1]	Derecognition of financial liabilities [2]	Effective interest rate [2]	Loan impairment [2]	Unaudited Proforma Basis [1]	Fair value	2005 Statutory Basis [1]
	£m	£m	£m	£m	£m	£m	£m
Assets							
Cash and balances at central banks	51.2	-	-	-	51.2	-	51.2
Treasury bills and other eligible bills	380.4	-	-	-	380.4	(0.1)	380.3
Loans and advances to banks	3,771.7	-	-	-	3,771.7	-	3,771.7
Loans and advances to customers	28,763.5	-	47.4	12.1	28,823.0	-	28,823.0
Fair value adjustments of portfolio hedging	-	-	-	-	-	91.7	91.7
Debt securities	3,693.7	-	-	-	3,693.7	58.7	3,752.4
Derivative financial instruments	-	-	-	-	-	306.8	306.8
Prepayments and accrued income	87.2	-	(0.8)	-	86.4	(66.6)	19.8
Shares in Group undertakings	557.6	-	-	-	557.6	-	557.6
Other assets	13.4	-	(3.4)	-	10.0	1.5	11.5
Deferred tax asset	33.9	2.4	(15.1)	(3.6)	17.6	8.4	26.0
Property, plant and equipment	81.7	-	-	-	81.7	-	81.7
Intangible assets	8.5	-	-	-	8.5	-	8.5
Total assets	37,442.8	2.4	28.1	8.5	37,481.8	400.4	37,882.2
Liabilities							
Deposits by banks	649.3	-	-	-	649.3	-	649.3
Customer accounts	21,728.2	9.3	-	-	21,737.5	(78.5)	21,659.0
Derivative financial instruments	-	-	-	-	-	534.8	534.8
Debt securities in issue	12,305.6	-	(3.0)	-	12,302.6	10.8	12,313.4
Other liabilities	96.4	(1.3)	(0.5)	-	94.6	(7.4)	87.2
Accruals and deferred income	168.5	-	-	-	168.5	(85.1)	83.4
Current tax liabilities	50.2	-	-	-	50.2	-	50.2
Post-retirement benefit obligations	84.6	-	-	-	84.6	-	84.6
Provisions	48.3	-	-	-	48.3	-	48.3
Subordinated liabilities	1,271.2	-	(3.6)	-	1,267.6	45.4	1,313.0
Total liabilities	36,402.3	8.0	(7.1)	-	36,403.2	420.0	36,823.2
Equity							
Capital and reserves attributable to equity holders:							
Share capital	158.5	-	-	-	158.5	-	158.5
Share premium reserve	3.9	-	-	-	3.9	-	3.9
Capital redemption reserve	25.0	-	-	-	25.0	-	25.0
Other reserves	-	-	-	-	-	(9.0)	(9.0)
Retained earnings	853.1	(5.6)	35.2	8.5	891.2	(10.6)	880.6
Total attributable equity	1,040.5	(5.6)	35.2	8.5	1,078.6	(19.6)	1,059.0
Total equity and liabilities	37,442.8	2.4	28.1	8.5	37,481.8	400.4	37,882.2

1. The 2004 and 2005 Statutory bases and the Proforma Basis are defined on page 88.

2. These audited adjustments are also applied to determine the Proforma Basis as defined on page 88.

SHAREHOLDER INFORMATION

Financial calendar 2006

16 February	Results for 2005 announced
25 April	Annual General Meeting
27 July	Interim results for 2006 announced

Ordinary dividend

22 March	Ex-dividend date
24 March	Record date
5 May	Payment of final dividend for 2005
23 August	Ex-dividend date
25 August	Record date
6 October	Payment of interim dividend for 2006

Interest payments

13% Perpetual Subordinated Bonds

7 April	Payment of interest
7 October	Payment of interest

11.625% Perpetual Subordinated Bonds

20 January	Payment of interest
20 July	Payment of interest

Internet

Information about the Group can be found on the internet at www.bbg.co.uk

Share price

You are able to keep track of the share price through the financial press, or by visiting our Group website at www.bbg.co.uk or by calling the Shareholder Helpline on 0870 703 0003.

Share dealing service

To buy or sell Bradford & Bingley shares call 0870 703 0003. This service is provided by our Registrar, Computershare, and is available to all our shareholders. Please have your Securityholder Reference Number ('SRN') ready when making your call. You will find this on your voting form or your dividend documents.

An internet share dealing service has also been established with our Registrar. Log on to www.computershare.com/dealing/uk and have your SRN ready. A bank debit card will be required if you wish to purchase shares.

For shareholders in the Bradford & Bingley Nominee Account ('BBNA') a postal share dealing service is also available. Please contact the Registrar for details.

Useful contacts

For information about the Annual General Meeting ('AGM'), shareholdings, dividends and changes to personal details please contact the Registrar: Computershare Investor Services PLC, PO Box 1913, The Pavilions, Bridgwater Road, Bristol BS99 2PR. Telephone: 0870 703 0003.

Institutional investors may wish to contact Investor Relations by calling 01274 554928.

The Summary Financial Statement is posted to shareholders who have not requested a full version of the Annual Report & Accounts and to those members of the BBNA who have requested to receive it, together with the AGM documents and a voting form. A full version of the Annual Report & Accounts is available on our www.bbg.co.uk website. Those shareholders in the BBNA who do not currently receive these documents can make a request to do so at anytime by calling the Registrar on 0870 703 0003. The Summary Financial Statement is available in large print, Braille and audio tape format. To request a copy call the Shareholder Helpline on 0870 703 0003.

ShareGift Scheme

Many investors find themselves owning parcels of shares in quantities so small that it would cost more to sell them than they are worth. They may therefore be too small to do anything with, but may still bring an additional tax liability on any dividends paid and unwanted annual reports and other documents.

Bradford & Bingley plc supports the ShareGift scheme which is administered by The Orr Mackintosh Foundation (registered charity number 1052686). Any shares that you donate to the ShareGift scheme will be transferred into the name of The Orr Mackintosh Foundation, who will aggregate them, sell them as soon as possible, and donate the proceeds to a growing list of charities. Since ShareGift was started in 1996, millions of pounds have been given to hundreds of different charities.

If you would like to participate in the ShareGift scheme, or receive more information about the scheme, they can be contacted by visiting their website at www.sharegift.co.uk, by calling 0207 337 0501, or by writing to The Orr Mackintosh Foundation, 46 Grosvenor Street, London W1K 3HN.

Dividend mandates

If you have already elected to receive your dividends directly into an account, you will receive one consolidated tax voucher each year. This will contain the taxation details of all dividends paid in that particular tax year.

Otherwise dividends will be paid to you by cheque to the address held by the Registrar. If you wish to have them credited to a bank or building society account, you will receive a form with the dividend payment enabling you to do this.

Electronic communications

The Company has set up a facility for shareholders to take advantage of electronic communications. You can vote online and receive notification of shareholder documents electronically.

To cast your AGM vote online log on to www.computershare.com/voting/uk and complete the following steps:

- Choose the Bradford & Bingley meeting
- You will need to enter your SRN and the unique PIN number printed on your voting form
- Enter your choices on screen

To register your e-mail address so that future shareholder information can be made available to you electronically log on to www.bbg.co.uk and complete the following steps:

- Click on 'Shareholder e-Services'
- Enter the required information and click on 'submit'. You will need your SRN located on your voting form or most recent tax voucher
- Click on 'submit' again and register online

Electronic proxy appointment through CREST

In addition to providing electronic voting and proxy appointment via our Registrars' website, the Company is supporting the CREST electronic proxy appointment service. Please see the notes on the proxy voting form for details of how to use this service.

SHAREHOLDER INFORMATION

Shareholders' interests in shares at 31 December 2005*

	Number of shareholders	%	Number of shares	%
Size of holding				
1 - 250	946,509	92.795	234,969,780	37.037
251 - 500	52,856	5.182	25,007,342	3.942
501 - 1,000	11,806	1.157	8,838,067	1.393
1,001 - 5,000	7,720	0.757	15,232,681	2.401
5,001 - 10,000	454	0.045	3,226,703	0.509
10,001 - 100,000	393	0.039	13,375,900	2.108
100,001 - 200,000	81	0.008	11,302,555	1.782
200,001 - 500,000	69	0.007	23,620,503	3.723
500,001 - 1,000,000	33	0.003	22,349,991	3.523
1,000,001 - 5,000,000	63	0.006	140,316,793	22.117
5,000,001 - and over	13	0.001	136,184,219	21.465
Total	1,019,997	100.000	634,424,534	100.000
Type of holder				
Individuals	1,017,030	99.709	286,335,847	45.133
Insurance and other corporates	372	0.036	5,134,172	0.809
Banks and nominees	2,553	0.250	333,410,517	52.553
Pension funds, investment trusts and trustees	42	0.005	9,543,998	1.505
Total	1,019,997	100.000	634,424,534	100.000

*The interests above include holdings in the Bradford & Bingley Nominee Account, certificated and uncertificated holdings.

As at 31 December 2005 the share price was 410.5p and the market capitalisation was £2.6bn.

Relative share price performance since flotation



450
400
350
300
250
200
150
100
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05

Relative share price performance 2005



440
420
400
380
360
340
320
300
280
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05

■ **Bradford & Bingley Group** ▤ **FTSE All Share** □ **FTSE 350 Banks**

Advisers

Auditor
KPMG Audit Plc
1 The Embankment, Neville Street
Leeds LS1 4DW

Financial Adviser
Goldman Sachs International
Peterborough Court, 133 Fleet Street
London EC4A 2BB

Registrar
Computershare Investor Services PLC
PO Box 1913, The Pavilions, Bridgwater Road
Bristol BS99 2PR

Solicitor
Herbert Smith
Exchange House, Primrose Street
London EC2A 2HS

Stockbrokers
Citigroup Global Markets Limited
Canada Square, Canary Wharf,
London E14 5LB

Hoare Govett Limited
250 Bishopsgate,
London EC2M 4AA

This report is Carbon Neutral®

In order to minimise the environmental impacts of this report, Bradford & Bingley is working with The Carbon Neutral Company to assess and 'offset' the greenhouse gas emissions created by the production and distribution of the report. The 23.12 tonnes of CO_2 produced will be balanced by planting trees to absorb these emissions over time, making this report Carbon Neutral®.

For more information on The Carbon Neutral Company, visit www.carbonneutral.com

Bradford & Bingley

CarbonNeutral® publication

www.bbg.co.uk

Registered office:
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA
Telephone: 01274 555555
Email: enquiries@bbg.co.uk
www.bbg.co.uk
Registered in England Number 3938288

Bradford & Bingley